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As filed with the Securities and Exchange Commission on July 20, 2005

Registration No. 333-124703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ESCHELON TELECOM, INC.
(Exact Name of Registrant as specified in its charter)

Delaware	4813	41-1843131
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

730 Second Avenue South, Suite 900
Minneapolis, MN 55402
(612) 376-4400
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Richard A. Smith
President and Chief Executive Officer
Eschelon Telecom, Inc.
730 Second Avenue South, Suite 900
Minneapolis, Minnesota 55402
(612) 376-4400
(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:

Edwin M. Martin, Jr., Esquire Nancy A. Spangler, Esquire DLA Piper Rudnick Gray Cary US LLP 1200 19th Street, NW Washington, DC 20036 (202) 861-3900	Rod Miller, Esquire Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 20, 2005

PROSPECTUS

4,687,500 Shares

Common Stock

Eschelon Telecom, Inc. is offering 4,687,500 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol "ESCH."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Eschelon Telecom, Inc. (before expenses)	$	$

We and certain selling stockholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to 703,125 additional shares of common stock, which includes up to 68,710 shares of common stock held by members of management, on the same terms and conditions as set forth above. If the underwriters' option is exercised in full, we will receive additional aggregate net proceeds of $         million and the selling stockholders will receive aggregate net proceeds of $         million. We will not receive any proceeds from the sale of shares by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about            , 2005.

LEHMAN BROTHERS	JEFFERIES & COMPANY, INC.

UBS INVESTMENT BANK

            , 2005

[ESCHELON TELECOM, INC. VOICE AND DATA NETWORK MAP]

        You should rely only on the information contained in this prospectus. Neither we, the selling stockholders, nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Except where otherwise indicated, market data and industry statistics used throughout this prospectus are based on reports published by the Federal Communications Commission, or the FCC, IDC Research Inc., or IDC, an independent industry research firm, Kagan World Media, an independent telecommunications and media industry research firm, and other publicly available information. We do not warranty the accuracy of, and we have not independently verified, this information. Accordingly, investors should not place undue reliance on this information.

        Through and including            , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights selected information in this prospectus, but it does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and our financial statements, which are included elsewhere in this prospectus. When we use the phrase "pro forma" in this prospectus, we are giving effect to our December 31, 2004 acquisition of Advanced TelCom, Inc., or ATI, as if it had occurred on January 1, 2004 as described in the section entitled "Unaudited Pro Forma Combined Financial Information" appearing elsewhere in this prospectus.

Overview

        We are a leading facilities-based provider of voice and data services and business telephone systems in 19 markets in the western United States. As a facilities-based competitive communications services provider, we provide services to our customers primarily through our network of owned telecommunications switches and related equipment and primarily leased telecommunications lines, or transport. Our voice and data services, which we refer to as our network services, consist of local and long distance telephone services, enhanced voice features and dedicated Internet access. Business telephone systems are telecommunications systems that are combined with telephone handsets to provide telecommunications services and features to business customers. We target the small and medium-sized business segment and currently serve over 50,000 customers, primarily within the local service territory of Qwest Corporation. We believe that we are either the first or second largest competitive communications services provider targeting the small and medium-sized business segment, with an estimated range of 6% to 15% of the market share in each of our markets, based on internally derived market share data as of April 28, 2005.

        We grew our revenue at a compound annual growth rate of 37.7% from $60.4 million in 2000 to pro forma revenue of $217.4 million in 2004. Our revenue is derived primarily from a large base of end user business customers, none of which represented more than 1% of our total revenue in 2004. Over the same period, we grew total gross profit from $19.6 million in 2000 to pro forma total gross profit of $128.8 million in 2004. During our relatively limited history of operations, however, we have experienced significant losses with operating losses in each of the last five years and, apart from a gain on the extinguishment of debt that resulted in net income of $20.1 million in 2002 and $1.1 million in 2004, we have had net losses over the same period resulting in an accumulated deficit of $128.8 million as of March 31, 2005. We have significant debt and expect to experience net losses for the foreseeable future.

        At March 31, 2005, we served approximately 387,000 access lines, an increase of more than 79% since March 31, 2004. Nearly half of our access lines are delivered through T1 lines, which allow us to deliver multiple voice and data services over a single high capacity line. In addition, we service approximately 83% of our access lines using our network infrastructure, consisting of 13 voice switches, 15 data switches and over 130 colocations. A colocation is a cage located in an incumbent telecommunications company's central switching office where we house our switching equipment. We refer to the customers connected to our network as being "on-switch." Owning and operating our own switches lowers our costs and gives us greater control over service quality. Network services accounted for $191.1 million, or 87.9% of our pro forma revenue for 2004, and $48.7 million or 89.2% of our revenue for the three months ended March 31, 2005. In 2004, approximately 60% of our customers who purchased business telephone systems also subscribed to our network services. Business telephone systems accounted for $26.3 million, or 12.1%, of our pro forma revenue in 2004, and $5.8 million, or 10.8%, of our revenue for the three months ended March 31, 2005.

        We sell our services and systems primarily through our 247-person direct sales force that takes a consultative approach with potential customers to create customized packages that can address a broad range of their communications needs. While we offer our services and systems at competitive prices, we believe that our focus on tailored service packages supported by high quality, personalized customer service helps us to attract and retain customers. Our commitment to service quality has contributed to the reduction of our average monthly access line attrition, or churn, from 1.63% for 2000 to 1.48% for 2004. Our churn was 1.51% for the three months ended March 31, 2005.

        On December 31, 2004, we acquired ATI, a provider of voice and data communications solutions to small and medium-sized businesses in 13 markets in the western United States. Through this acquisition, we strengthened our presence in six of the markets we already served, entered into six adjacent markets, entered into one new market and created significant opportunities for cost savings and increased profitability. We expect to substantially complete the integration of ATI by the end of 2005.

Industry Overview

        The Federal Communications Commission, or FCC, estimates that in 2003, the telecommunications industry in the Unites States generated aggregate revenue of $291.0 billion. IDC, an independent industry research firm, estimates that in 2004 telecommunications services sales to business customers were $118.5 billion and telecommunications services spending by the small and medium-sized business segment was $47.0 billion. The market for telecommunications services, particularly local telephone services, is dominated by the incumbent telecommunications companies. These carriers consist primarily of the former subsidiaries of AT&T Corp., known as the Regional Bell Operating Companies, or RBOCs: Verizon Communications Inc., SBC Communications Inc., Qwest and BellSouth Corporation. While each of the RBOCs owns substantially all of the local exchange network in its respective operating region, competitive communications services providers continue to gain market share. According to the most recent data available from the FCC, as of December 31, 2004, competitive communications services providers served 32.9 million, or 18.5%, of end-user access lines in the United States, an increase of 10.4% over the prior year. While RBOCs provide a broad range of communications services, their primary focus has been on residential and large, national business customers. We believe the RBOCs have historically neglected the small and medium-sized business segment because it is too fragmented and localized to leverage their scale. Consequently, because small and medium-sized businesses are still predominantly served by the RBOCs, we have targeted this segment and view it as a key growth opportunity.

Our Business Strengths

        We believe that we have the following competitive strengths:

        Attractive Markets.    Our markets possess favorable demographic characteristics. According to the U.S. Census Bureau, population growth from 1990 to 2000 in our markets averaged 29.3%, more than double the national average of 13.2%, and the number of small and medium-sized businesses in our markets grew by more than three times the national average from 1997 to 2001.

        Leading Position in Our Markets.    We believe that we are either the first or second largest competitive communications services provider targeting the small and medium-sized business segment, with an estimated range of 6% to 15% of the market share in each of our markets, based on internally derived market share data.

        Facilities-Based Network.    We service approximately 83% of our access lines on-switch and approximately 97% of the new access lines we added during the first quarter of 2005 were added on-switch. Our on-switch services give us greater control over service quality, which we believe results in greater customer satisfaction and loyalty.

        Superior Customer Service.    We provide customers with outstanding service, which enhances our ability to retain customers and attract new ones. Our proactive approach to customer service contributed to a reduction of average monthly access line churn from a high in 2001 of 2.01% to 1.51% for the three months ended March 31, 2005.

        Experienced Direct Sales Force with Local Market Knowledge.    We deploy a highly productive and locally based sales force with extensive knowledge of our markets and services. Our sales force takes a consultative approach to selling our services which involves designing customized communications packages to address the needs our customers.

        Proven Management Team.    Our executive management team has an average of 17 years experience managing communications companies and has successfully guided us through the past eight-year cycle in the telecommunications industry.

Our Strategy

        The principal elements of our strategy include:

        Focus on Underserved Small and Medium-Sized Business Segment.    We intend to continue targeting the small and medium-sized business segment, which we believe has been historically underserved by the RBOCs in our markets. We believe this customer segment values the quality of our service and support.

        Target On-Switch Customer Growth in Existing Markets.    We intend to add new access lines on-switch because we believe a substantial opportunity remains for us to further penetrate our existing markets with relatively low capital costs.

        Extend Network Reach.    We intend to deploy approximately 60 additional colocations over the next three years to extend our network footprint. We currently estimate that we can address a market of approximately 820,000 additional access lines on-switch with limited incremental capital investment.

        Growth Through Acquisitions.    We intend to seek additional acquisitions to complement our internal growth and maximize the available capacity on our network. We believe our targeted acquisition strategy will allow us to further penetrate our current markets and expand into adjacent markets.

Recent Developments

        We have not yet finalized our financial statement close process for the quarter ended June 30, 2005. During the course of this process, we may identify items that would require us to make adjustments to our preliminary operating results described below.

        Based on our preliminary operating results, we currently expect to report total revenue of approximately $56.0 million to $56.8 million for the three months ended June 30, 2005 compared to $39.2 million for the three months ended June 30, 2004. The expected increase in total revenue is primarily attributable to the inclusion of ATI, which was acquired on December 31, 2004. We preliminarily estimate that our operating loss for the three months ended June 30, 2005 will be approximately $3.5 million to $4.0 million compared to an operating loss of $0.6 million for the three months ended June 30, 2004. The expected increase in operating loss is primarily attributable to the compensation expense and one time settlement payment described below.

        In preparation for this offering, our board of directors assessed its prior contemporaneous determinations of fair value for stock option grants made since May 2004 and made adjustments to these prior determinations of fair value. As a result of these retrospective adjustments to fair value, we expect to recognize compensation expense associated with such stock option grants of approximately

$87,500 in the second quarter 2005 and approximately $59,200 for each subsequent quarter through the first quarter of 2007. Thereafter, through the first quarter of 2009, at which point all these options are fully vested, we expect to recognize quarterly compensation expense of approximately $40,500.

        In June 2005, we settled our pending litigation with Global Crossing Bandwidth Inc. In the suit, Global Crossing alleged that we owed approximately $8.4 million in unpaid pre-subscribed inter-exchange carrier charges (PICC) and further sought a declaratory ruling that it could terminate our Carrier Services Agreement with Global Crossing. We entered into a settlement agreement as of June 21, 2005 pursuant to which we released each other from all claims related to the PICC dispute and amended our Carrier Services Agreement. Pursuant to the settlement agreement, we will pay Global Crossing $5.0 million and Global Crossing will credit our future bills for approximately $0.5 million over the next six months.

        As a result of the foregoing stock compensation expense and settlement, among other things, we expect decreases in both net current assets and stockholders' equity for the three months ended June 30, 2005 compared to the three months ended June 30, 2004.

        The foregoing estimates constitute forward-looking statements and, therefore, we caution you that these statements are subject to risks and uncertainties, including those described under "Risk Factors" in this prospectus. We cannot assure you that our final results for the three months ended June 30, 2005 will be consistent with the foregoing estimates.

Our Financial Sponsors

        Upon completion of this offering, after giving effect to the conversion of our preferred stock into shares of common stock, Bain Capital, L.P., Wind Point Partners, L.P. and Stolberg Partners, L.P. will collectively control 8,181,589 shares of common stock, or 58.6% of our capital stock as of March 31, 2005. These sponsors have invested an aggregate of $153 million since 1996 in seven separate rounds of financing. Bain Capital, Wind Point Partners and Stolberg Partners, in aggregate, manage more than $26 billion of capital.

Principal Executive Offices

        Our principal executive offices are located at 730 Second Avenue South, Suite 900, Minneapolis, Minnesota 55402 and our telephone number at that address is (612) 376-4400. Our website address is http://www.eschelon.com. None of the information contained on our website is incorporated into this prospectus.

The Offering

Common stock offered by us	4,687,500 shares, representing 33.6% of our outstanding shares.
Option	We and certain selling stockholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to 703,125 additional shares of common stock, which includes up to 68,710 shares of common stock held by members of management.
Common stock to be outstanding after this offering	13,952,897 shares
Use of proceeds	We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $67.6 million, assuming an initial public offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus.
We intend to use the net proceeds we receive from this offering to redeem a portion of our outstanding 8 3/8% senior second secured notes due 2010 and for general corporate purposes. We will not receive any of the proceeds from the sale of any shares of our common stock by the selling stockholders in this offering.
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq National Market symbol	"ESCH"

        Unless specifically stated otherwise, all information contained in this prospectus:

  •
  assumes that a reverse stock split of approximately 0.0738 shares for each outstanding share of common stock has been effected prior to the consummation of this offering;

  •
  assumes the conversion of all outstanding shares of preferred stock and accrued dividends thereon into 8,847,816 shares of common stock immediately upon the consummation of this offering; and

  •
  assumes that the underwriters do not exercise their option to purchase up to 703,125 additional shares of common stock in this offering.

        The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2005. The number of shares of common stock to be outstanding immediately after this offering excludes the following:

  •
  32,186 shares of unvested restricted common stock issuable under our stock incentive plan and 473,780 shares of common stock issuable upon exercise of options outstanding under our stock incentive plan with a weighted-average exercise price of $0.71 per share;

  •
  66,501 shares of common stock authorized for future issuance under our stock incentive plan;

  •
  205,736 shares of series B convertible preferred stock convertible into 15,637 shares of common stock issued to nine accredited investors on April 1, 2005; and

  •
  Options to purchase an aggregate of 313,379 shares of common stock and 494 shares of restricted common stock issued subsequent to March 31, 2005 under our stock option plan of 2002.

Summary Consolidated Historical and Pro Forma Financial and Other Data

        The following tables set forth our summary historical consolidated financial and other data as of and for the three months ended March 31, 2004 and 2005, and for each of the years ended December 31, 2002, 2003 and 2004 and certain summary unaudited pro forma combined financial data. The historical consolidated statements of operations data and the other financial data for the years ended December 31, 2002, 2003 and 2004, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated balance sheet data as of December 31, 2002 have been derived from our audited consolidated financial statements not included herein. The historical consolidated statements of operations data for the three months ended March 31, 2004 and 2005 and the historical consolidated balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our statement of financial position as of March 31, 2005 and our results of operations and cash flows for the three months ended March 31, 2004 and 2005. Our historical results are not necessarily indicative of our results for any future period. The summary unaudited pro forma as adjusted statement of operations data presented below for the year ended December 31, 2004 reflect our acquisition of ATI as if it had occurred on January 1, 2004. The summary unaudited as adjusted balance sheet data as of March 31, 2005 gives effect to this offering as if it had occurred on March 31, 2005. The summary unaudited pro forma statement of operations data for 2004 have been derived from our audited consolidated financial statements and ATI's audited consolidated financial statements, each included elsewhere in this prospectus.

        The following financial information should be read in conjunction with "Selected Consolidated Financial and Other Data," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and ATI's consolidated financial statements and notes to those statements included elsewhere in this prospectus. Our historical statement of operations data for 2004 does not include the 2004 results of ATI, which was acquired on December 31, 2004. Our historical balance sheet data as of December 31, 2004 includes the acquisition of ATI.

					Three Months Ended March 31,
	Year Ended December 31,			Year Ended December 31, 2004 Pro Forma As Adjusted
	2002	2003	2004		2004	2005(2)
	(in thousands, except share data and per share data)
Statements of operations data:
Revenue:
Network services	$96,209	$115,482	$131,780	$191,061	$32,113	$48,668
Business telephone systems	25,659	25,614	26,316	26,316	6,083	5,865

Total revenue	121,868	141,096	158,096	217,377	38,196	54,533
Cost of revenue:
Network services (exclusive of depreciation and amortization)	39,493	45,037	47,354	72,574	11,766	20,001
Business telephone systems	16,053	15,784	15,979	15,979	3,662	3,630

Total cost of revenue	55,546	60,821	63,333	88,553	15,428	23,631
Gross profit:
Network services	56,716	70,445	84,426	118,487	20,347	28,667
Business telephone systems	9,606	9,830	10,337	10,337	2,421	2,235

Total gross profit	66,322	80,275	94,763	128,824	22,768	30,902
Operating expenses:
Sales, general and administrative	68,920	66,252	69,255	92,679	16,442	22,365
Depreciation and amortization	25,261	30,099	31,105	33,681	7,934	8,574

Total operating expenses	94,181	96,351	100,360	126,360	24,376	30,939

Operating income (loss)	(27,859)	(16,076)	(5,597)	2,464	(1,608)	(37)
Other income (expense):
Interest income	379	168	124	131	11	131
Interest expense	(5,729)	(1,754)	(11,452)	(15,999)	(2,314)	(4,862)
Gain on extinguishment of debt	53,549	—	18,195	18,195	18,195	—
Other income (expense)	(147)	484	(155)	(15)	(1)	—

Income (loss) before income taxes	20,193	(17,178)	1,115	4,776	14,283	(4,768)
Income taxes	(50)	(28)	(4)	(4)	—	—

Net income (loss)	20,143	(17,206)	1,111	4,772	14,283	(4,768)
Less preferred stock dividends and premium paid on repurchase of preferred stock (1)	(2,701)	(3,426)	(4,292)	—	(854)	(1,079)

Net income (loss) applicable to common stockholders	$17,442	$(20,632)	$(3,181)	$4,772	$13,429	$(5,847)

Net income (loss) per share:
Basic	$147.68	$(70.59)	$(11.11)	$16.61	$50.13	$18.70

Diluted	$5.83	$(70.59)	$(11.11)	$0.35	$2.57	$18.70

Pro forma			$0.12	$0.35		$(0.53)

Weighted average number of shares outstanding:
Basic	118,086	292,481	287,393	287,393	267,882	313,400

Diluted	3,488,268	292,481	287,393	13,591,282	7,881,451	313,400

Pro forma			9,118,062	13,591,282		8,929,789

							Three Months Ended March 31,
	Year Ended December 31,					Year Ended December 31, 2004 Pro Forma As Adjusted
	2002		2003	2004			2004		2005
	(in thousands)
Other financial data:
Adjusted EBITDA (3)	$(2,745)		$14,507	$25,353		$36,130	$6,325		$8,537
Capital expenditures (4)	23,175		26,466	30,771		32,882	7,041		8,898
Cash flows provided by (used in) operating activities	(2,888)		16,688	25,393			7,039		2,350
Cash flows provided by (used in) investing activities	(23,020)		(25,008)	(78,334)			(6,694)		(15,013)
Cash flows provided by (used in) financing activities	31,593		(2,807)	70,770			14,645		(692)
Ratio of earnings to fixed charges (5)	4.3	x	—	1.1	x		6.9	x	—

	As of December 31,
				As of March 31, 2005
	2002	2003	2004
Operating data:
Voice lines in service (6)	133,908	156,165	254,605	259,594
Data lines in service (6)	24,657	50,256	120,195	127,183

Total lines in service (6)	158,565	206,421	374,800	386,777
Percent of lines on-switch	63%	74%	81%	83%
Total full-time equivalent employees	918	888	1,139	1,130
Quota-carrying network services salespeople	164	139	191	191
Quota-carrying business telephone systems salespeople	35	36	33	39

Total quota-carrying salespeople	199	175	224	230
	Year Ended December 31,
				Three Months Ended March 31, 2005
	2002	2003	2004(7)
Lines sold	86,083	87,885	88,402	26,495
Average monthly access line churn (8)	1.87%	1.60%	1.48%	1.51%
Average monthly network services revenue per line	$58.24	$52.41	$48.07	$42.30
	As of December 31,
				As of March 31, 2005	As of March 31, 2005 As Adjusted
	2002	2003	2004
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$19,733	$8,606	$26,435	$13,080	$24,541
Available-for-sale-securities	—	—	6,194	12,753	12,753
Property and equipment, net	91,296	86,777	102,849	102,960	102,960
Working capital	18,404	6,413	19,639	15,882	27,343
Total assets	169,133	153,721	237,119	231,846	243,307
Total debt, including current portion	88,625	87,822	142,231	143,302	94,751
Total stockholders' equity (deficit)	15,542	(5,071)	(8,180)	(13,965)	110,281

(1)
In December 2004, in connection with our acquisition of ATI, we repurchased 6,780,541 shares of our series A convertible preferred stock for $5,085.

(2)
As adjusted to give effect to this offering as if it had occurred on January 1, 2005, interest income would have been $0.2 million and interest expense would have been $5.4 million, resulting in net loss of $5.2 million, which on a per share basis would have been a net loss of $0.39 per share.

(3)
Adjusted EBITDA is determined by adding net interest expense, income taxes, depreciation and amortization to net income (loss) as adjusted to reflect a non-recurring gain on extinguishment of indebtedness. We present Adjusted EBITDA because we believe that Adjusted EBITDA provides useful information regarding our operating results. We rely on Adjusted EBITDA as a primary measure to review and assess the operational performance of our company and our management team in connection with our executive compensation and bonus plans. We also use Adjusted EBITDA to compare our current operating results with corresponding historical periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, or other non-recurring items that do not directly affect our operating performance. In addition, we also utilize Adjusted EBITDA as a measure of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants contained in the indenture governing our 8 3/8% senior second secured notes due 2010, which are partially based on Adjusted EBITDA. We use pro forma Adjusted EBITDA as a performance measure, but not as a liquidity measure.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractional commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

  •
  Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented.

					Three Months Ended March 31,
	Year Ended December 31,			Year Ended December 31, 2004 Pro Forma As Adjusted
	2002	2003	2004		2004	2005
	(in thousands)
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss) as reported	$20,143	$(17,206)	$1,111	$4,189	$14,283	$(4,768)
Interest expense, net	5,350	1,586	11,328	16,451	2,303	4,731
Depreciation and amortization	25,261	30,099	31,105	33,681	7,934	8,574
Income taxes	50	28	4	4	—	—
Gain on extinguishment of debt	(53,549)	—	(18,195)	(18,195)	(18,195)	—

Adjusted EBITDA	$(2,745)	$14,507	$25,353	$36,130	$6,325	$8,537

        The following table reconciles net cash (used in) provided by operating activities to Adjusted EBITDA for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(in thousands)
Reconciliation of net cash (used in) provided by operating activities to
Adjusted EBITDA:
Net cash (used in) provided by operating activities	$(2,888)	$16,688	$25,393	$7,039	$2,350
Net interest paid	1,032	284	8,990	1,969	3,512
Taxes paid	50	28	4	—	—
Changes in operating assets and liabilities	3,720	(2,407)	(8,123)	(2,363)	2,798
Changes in non-cash items	(4,659)	(86)	(911)	(320)	(123)

Adjusted EBITDA	$(2,745)	$14,507	$25,353	$6,325	$8,537

(4)
Capital expenditures are the sum total of purchases of property and equipment, including equipment purchased under capital leases and cash paid for customer installation costs.

(5)
The ratio of earnings to fixed charges is calculated by dividing (i) net income (loss) before taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest incurred and the portion of rent expense which is deemed representative of interest. Earnings were insufficient to cover fixed charges by $17.2 million for the year ended December 31, 2003, and $7.6 million for the three months ended March 31, 2005.

(6)
Each access line and access line equivalent is equal to one 64 kilobit customer line that is active and being billed. Unused capacity on T1 circuits is not included in our line count.

(7)
Does not give effect to ATI operating data for 2004.

(8)
Average monthly access line churn is the total access lines disconnected for the month as a percentage of total access lines in service at the end of the month.

RISK FACTORS

        You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock.

        We have a history of operating losses, and we may not be profitable in the future.    During our relatively limited history of operations, we have experienced significant losses with operating losses in each of the last five years and, apart from a gain on the extinguishment of debt that resulted in net income of $20.1 million in 2002 and $1.1 million in 2004, we have had net losses over the same period resulting in an accumulated deficit of $128.8 million as of March 31, 2005. We recorded operating losses ranging from $44.1 million in 2000 to $5.6 million in 2004 and recorded approximately $37,000 of operating losses for the three months ended March 31, 2005. During the same five year period, we also recorded net losses ranging from $53.7 million in 2001 to $17.2 million in 2003. On a per share basis, we recorded net losses per share ranging from $561.34 per share on a weighted average of 107,571 shares outstanding in 2000 to a net loss of $11.11 per share on a weighted average of 287,393 shares outstanding in 2004. We expect to continue to have losses for the foreseeable future. We cannot assure you that our revenues will continue to grow or that our profitability will continue to improve such that we will achieve profitability in the future.

        The level of our outstanding total debt may adversely affect our financial health and prevent us from fulfilling our financial obligations.    As of March 31, 2005, on an as adjusted basis to give effect to this offering and the application of the proceeds of this offering, we would have had approximately $94.8 million of total indebtedness outstanding, including capital lease obligations. Our indebtedness could significantly affect our business and our ability to fulfill our financial obligations. For example, a high level of indebtedness could:

  •
  make it more difficult for us to satisfy our current and future debt obligations;

  •
  limit our ability to borrow additional funds or obtain other forms of financing;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to fund working capital, capital expenditures and other general corporate requirements out of future operating cash flows or with additional debt or equity financing;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or our industry; and

  •
  place us at a disadvantage to competitors with less debt.

        Our outstanding notes contain restrictive covenants that limit our operating flexibility.    The indenture governing our outstanding 8 3/8% senior second secured notes due 2010 contains covenants that, among other things, limit our ability to take specific actions, even if we believe them to be in our best interest. These covenants include restrictions on our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or distributions on, or redeem or repurchase, capital stock;

  •
  create liens with respect to our assets;

  •
  make other investments, loans or advances;

  •
  prepay specified indebtedness;

  •
  enter into transactions with affiliates;

  •
  merge, consolidate, reorganize or sell our assets; and

  •
  engage in any business other than activities related or complementary to telecommunications, voice, data or video services.

        If the RBOCs with which we have interconnection agreements engage in anticompetitive practices, our business will be adversely affected.    Our business depends on our ability to interconnect with RBOC networks and to lease from them certain essential network elements. We obtain access to these network elements and services under terms established in interconnection agreements that we have entered into with Qwest, SBC and Verizon. Like many competitive communications services providers, from time to time, we have experienced difficulties in working with the RBOCs with respect to obtaining information about network facilities, ordering network elements and services, interconnecting with RBOC networks and settling financial disputes. These difficulties can impair our ability to provide local service to customers on a timely and competitive basis. The Telecommunications Act of 1996, or the Telecommunications Act, required RBOCs to cooperate with competitive communications services providers and meet statutory requirements for opening their local markets to competition before they could receive permission to provide in-region long distance services. Now that each RBOC has met those requirements and received authorization to provide long distance services throughout its respective operating region, it may have less incentive to properly maintain the information, ordering and interconnection interfaces that we rely on and may otherwise fail to cooperate with us regarding service provisioning issues. Likewise, the recent merger announcements of SBC and AT&T and of Verizon and MCI, Inc. could affect these incentives.

        The RBOCs, including Qwest, SBC and Verizon, have been fined by or have agreed to make voluntary payments in connection with consent decrees to both federal and state authorities for their failure to comply with the laws and regulations that support local competition. We believe these fines and payments may not substantially reduce the use of anticompetitive practices and illegal and anticompetitive activity may continue to occur in most of our markets. While we consistently undertake legal actions to oppose these anticompetitive actions and enforce our legal right of access to RBOC facilities, regulatory and judicial remedies frequently do not preclude further anticompetitive behavior and rarely compensate us for our damages and legal expenses. If an RBOC refuses to cooperate or otherwise fails to support our business needs in retaliation for our efforts to enforce our legal rights or for any other reason, including labor shortages, work stoppages, cost-cutting initiatives or disruption caused by mergers, other organizational changes or terrorist attacks, our ability to offer services on a timely and cost-effective basis will be materially and adversely affected.

        Our ability to provide our services and systems at competitive prices is dependent on our ability to negotiate and enforce favorable interconnection agreements.    Our ability to continue to obtain favorable interconnection, unbundling, service provisioning and pricing terms, and the time and expense involved in negotiating interconnection agreements and amendments, can be adversely affected by ongoing legal and regulatory activity. All of our interconnection agreements provide either that a party is entitled to demand renegotiation of particular provisions or of the entire agreement based on intervening changes in law resulting from ongoing legal and regulatory activity, or that a change of law is immediately effective in the agreement and set out a dispute resolution process if the parties do not agree upon the change of law. The initial terms of all of our interconnection agreements with the RBOCs have expired; however, each of our agreements with Qwest and SBC contains an "evergreen" provision that allows the agreement to continue in effect until a new agreement is in place. Our Verizon agreements are subject to termination on 60 days' notice. If we were to receive a termination notice from Verizon, we could initiate an arbitration proceeding at the relevant state commission before the expiration of the notice period and our existing agreement would remain in effect until the commission approved a new agreement. We are in the process of renegotiating the terms of some of our interconnection agreements with Qwest, SBC and Verizon. We cannot assure you that we will be able to successfully renegotiate the agreements on terms favorable to us. In addition to negotiation and arbitration, the

Telecommunications Act gives us the right to opt into any other carrier's interconnection agreement, provided the agreement is still in effect and provided that we adopt the entire agreement. Any limitation on our ability to colocate telecommunications equipment in RBOC central offices, or on the terms and conditions for interconnecting our network to the RBOCs' networks, or on the availability of unbundled network elements, especially unbundled local loops or interoffice transport facilities, resulting from our failure to negotiate favorable interconnection agreements or resulting from federal or state regulatory activity, could increase our costs and otherwise have a material adverse impact on our business, results of operations and financial condition.

        The FCC has granted Qwest, SBC and Verizon significant flexibility in pricing interstate special access services. This pricing flexibility may result in RBOCs raising their prices. To the extent we are forced to purchase special access circuits because equivalent facilities are no longer available at cost-based rates as unbundled network elements under our interconnection agreements, our costs may significantly increase. We provide a more detailed discussion of current legal and regulatory developments affecting access charges and intercarrier compensation issues in the section entitled "Regulation."

        Difficulties we may experience with the RBOCs and long distance providers over payment issues may harm our financial performance.    We have experienced difficulties with receiving payments due to us for services that we provide to RBOCs and long distance service providers. These balances due to us can be material. We generally have been able to reach mutually acceptable settlements to collect overdue and disputed payments, but we cannot assure you that we will be able to do so in the future. If we are unable to continue to timely receive payments and to create settlement agreements with other carriers, our business, results of operations and financial condition may be materially adversely affected. In addition, certain of our interconnection agreements allow the RBOCs to decrease order processing, disconnect customers and increase our security deposit obligations for delinquent payments. For example, interconnection agreement provisions required by Qwest provide that, in addition to late payment charges, Qwest may discontinue order processing if we fail to pay within 30 days of the payment due date, disconnect customers if we fail to pay within 60 days after the payment due date, and require a deposit if we pay late three times during a 12 month period. The deposit may be up to the estimated total monthly charges for an average two month period within the first three months from the date of delinquency. If an RBOC makes an enforceable demand for an increased security deposit, we could have less cash available for other expenses, which could have a material adverse effect on our business, results of operations and financial condition.

        We are subject to substantial government regulation that may restrict our ability to provide local services and may increase the costs we incur to provide these services.    We are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act of 1934, as amended, or the Communications Act, the FCC exercises jurisdiction over us with respect to interstate and international services. We must comply with various federal regulations, such as the duty to contribute to universal service and other subsidies. If we fail to comply with federal reporting and regulatory requirements, we may incur fines or other penalties, including loss of our authority to provide services.

  Triennial Review

        The FCC's recent Triennial Review Order and its Triennial Review Remand Order have reduced our ability to access certain elements of RBOC telecommunications platforms in several ways that have affected our operations. First, we no longer have the right to require RBOCs to sell the unbundled network element platform, or UNE-P, to us for new customers and all rights to UNE-P access terminate in March 2006. Because of this, we entered into a commercial agreement with Qwest to purchase a substitute product called Qwest Platform Plus, at higher rates and have converted substantially all of our UNE-P lines to this new product. We are negotiating a similar commercial agreement with Verizon to obtain a product to replace our UNE-P lines in Verizon's territory. Second, we no longer have the right to require RBOCs to sell to us, or have limited access rights to either high capacity circuits that connect our central switching office locations to customers' premises or connecting two central switching office locations. Finally, we no longer have the right to require RBOCs to sell to us transport between our switches and RBOC switches to each other. In these instances where we lose access to unbundled network elements, we must either find alternative suppliers or purchase substitute circuits from the RBOC as special access, which would increase our costs.

  State Regulation

        State regulatory commissions also exercise jurisdiction over us to the extent we provide intrastate services. We are required to obtain regulatory authorization and/or file tariffs with regulators in all of the states in which we operate. We have obtained the necessary certifications to provide service, but each commission retains the authority to revoke our certificate if that commission determines we have violated any condition of our certification or if it finds that doing so would be in the public interest. While we believe we are in compliance with regulatory requirements, our interpretation of our obligations may differ from those of regulatory authorities.

        Both federal and state regulators require us to pay various fees and assessments, file periodic reports and comply with various rules regarding the contents of our bills, protection of subscriber privacy, service quality and similar consumer protection matters on an ongoing basis. If we fail to comply with these requirements, we may be subject to fines or potentially be asked to show cause as to why our certificate of authority to provide service should not be revoked.

        Changes in current or future regulations in the local and long distance industries may harm our business and results of operations and restrict the manner in which we operate our business.    If current or future regulations change, we cannot assure you that the FCC or state regulators will grant us any required regulatory authorization or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon our business, results of operations and financial condition. We cannot assure you that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative or judicial initiatives relating to the communications industry, would not be less favorable to competitive communications services providers and more favorable to RBOCs and thus have a material adverse effect on our business, results of operations and financial condition. The pending merger proceedings of SBC and AT&T and of Verizon and MCI, as well as pending congressional legislative efforts to rewrite the Telecommunications Act, may cause major industry and regulatory changes that are difficult to predict.

        The communications industry faces significant regulatory uncertainties and the resolution of these uncertainties could harm our business, results of operations and financial condition.    The Telecommunications Act requires, among other things, that RBOCs provide access to their networks to us; however, this act remains subject to judicial review and ongoing proceedings before the FCC and state regulators, including proceedings relating to interconnection pricing, access to and pricing for unbundled network elements and other issues that could result in significant changes to our business and business conditions in the communications industry generally. We must lease unbundled network elements from RBOCs at cost-based rates to serve our customers and to connect our telecommunications equipment. We provide our customers with telecommunications services through telephone lines or "loops" we lease from RBOCs. We pay RBOCs to maintain and repair these loops. We also purchase other unbundled network elements from RBOCs, such as transport between RBOC switches. Recent decisions by the FCC have eliminated or reduced our access to some unbundled network elements and increased the rates that we pay for such elements. This has required us to enter into commercial agreements with the RBOCs to obtain the elements at increased prices. Our business would be substantially impaired if the FCC, the courts, state commissions or the Congress eliminated our access to these elements or substantially increased the rates at which we pay for access. The Triennial Review Remand Order, the most recent FCC order governing our access to network elements, is being appealed and judicial review could result in significant changes to the order. Other proceedings are pending that could potentially further limit our access to unbundled network elements. The FCC has initiated a proceeding that may result in increasing the rates we pay for network elements. A number of states also have proceedings and legislative proposals pending to re-examine and possibly increase our network element rates. In addition, several important federal legislators have announced their intention to substantially revise the Communications Act. We cannot predict the outcome of these proceedings or the effects, if any, that these proposals may have on our business and operations. A discussion of legal and regulatory developments is included in the section entitled "Regulation."

        The regulation of access charges involves uncertainties, and the resolution of these uncertainties could adversely affect our business, results of operations and financial condition.    As a facilities-based competitive communications services provider, we earn access charges by connecting our voice services customers with long distance carriers, such as AT&T, MCI and Sprint Corp. When a network service voice customer of ours originates or receives a long distance call, we are entitled to compensation from these carriers for the cost we incur in originating or terminating the long distance call. In 2004, access charges accounted for $16.0 million, or 7.4%, of our pro forma revenue and $3.0 million, or 5.5%, for the three months ended March 31, 2005. We have tariffs filed with the FCC for interstate access services and with each state where we provide intrastate access services. Our rates can be higher than those charged by some larger local exchange carriers that have many more customers and, consequently, lower per-unit costs. In the past, we have experienced difficulty in collecting access fees due us from two of our largest accounts, AT&T and Sprint, both of which maintain that in some states our intrastate tariff rates are too high. In the past, we collected these fees pursuant to negotiated agreements with both of these carriers. Recently, we terminated these agreements, and we may have difficulties in collecting amounts owed to us. We cannot guarantee that we will be able to successfully resolve future rate disputes with these or other carriers. Future regulatory proceedings, both at the FCC and in individual states where we operate, could result in decreasing our access charges. These reductions could have a material adverse effect on our business, results of operations and financial condition.

        The FCC has commenced a proceeding to revise its compensation rules regarding carrier access charges. Because we receive payments from long distance carriers for the calls their customers make that access our network facilities, we will be affected by any changes to the FCC's compensation rules. We cannot predict the impact that any such changes would have on our business.

        We depend on MCI, Global Crossing and a limited number of other third party service providers for long distance and other services, and if any of these providers were to experience significant interruptions in its business operations, or were to otherwise cease to provide such services to us, our business could be materially and adversely affected.    We depend on MCI, Global Crossing and a limited number of other third party service providers for long distance, data and other services. If any of these third party providers were to experience significant interruptions in their business operations, terminate their agreements with us or fail to perform the services or meet the standards of quality required under the terms of our agreements with them, our ability to provide these services to our customers would be materially and adversely affected for a period of time that we cannot predict. If we have to migrate the provision of these services to an alternative provider, we cannot assure you that we would be able to timely locate alternative providers of such services, that we could migrate such services in a short period of time without significant customer disruption so as to avoid a material loss of customers or business, or that we could do so at economical rates. If we are unable to locate such alternative providers we may need to seek an alternative that could be costly and disrupt our service.

        The communications market in which we operate is highly competitive, and we may not be able to compete effectively against companies that have significantly greater resources than we do, which could cause us to lose customers and impede our ability to attract new customers.    The communications industry is highly competitive and is affected by the introduction of new services and systems by, and the market activities of, major industry participants. In each of our markets we compete principally with the RBOC serving that area. The recent merger announcements of SBC and AT&T and of Verizon and MCI may cause these risks to intensify. We have not achieved, and do not expect to achieve, a major share of the local access lines for any of the communications services we offer. Current and potential large competitors in each market have the following advantages over us:

  •
  long-standing relationships and strong reputation with customers;

  •
  financial, technical, marketing, personnel and other resources substantially greater than ours;

  •
  more funds to deploy communications services and systems that compete with ours;

  •
  larger networks; and

  •
  benefits from existing regulations that favor the RBOCs.

        We also face competition from other competitive communications services providers. Consolidation and strategic alliances within the communications industry or the development of new technologies could put us at a competitive disadvantage. The Telecommunications Act radically altered the market opportunity for new competitive communications services providers. Because the Telecommunications Act requires RBOCs to unbundle their networks, new competitive communications services providers are able to rapidly enter the market by installing switches and leasing local loops.

        In addition to the new competitive communications services providers, RBOCs and other competitors described above, we may face competition from other market entrants such as cable television companies, electric utility companies and microwave carriers. Cable television companies are entering the communications market by upgrading their networks with hybrid fiber coaxial lines and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. Electric utility companies have existing assets and low cost access to capital that could allow them to enter a market rapidly and accelerate network development. In the future, we may also be subject to competition in the Internet services market form communications companies, online service providers, cable companies and Internet telephone and other IP-based service providers, such as 8x8, Inc., Net2Phone, Inc., pulver.com, Inc. and Vonage Holdings Corp. The Internet service providers are currently subject to substantially less regulation than competitive and traditional local telephone companies and do not pay a number of taxes and regulatory charges that we are required to pay. In addition, the development of new technologies could give rise to significant new competitors in the local market.

        In the long distance communications market, we face competition from large carriers such as AT&T, MCI and Sprint, the RBOCs, wireless carriers, many smaller long distance carriers and IP-based service providers. Long distance prices have decreased substantially in recent years and are expected to continue to decline in the future as a result of increased competition. If this trend continues, we anticipate that revenue from our network services and other service offerings will likely be subject to significant price pressure, which could have a material adverse effect on our business, results of operations and financial condition.

        The communications industry is undergoing rapid technological changes, and new technologies may be superior to the technologies we use. Our failure to anticipate and keep up with such changes could have a material adverse effect on our business, results of operations and financial condition.    The communications industry is subject to rapid and significant changes in technology and in customer requirements and preferences. If we fail to anticipate and keep up with such changes we could lose market share, which could reduce our revenue. We have developed our business based, in part, on traditional telephone technology. Subsequent technological developments may reduce the competitiveness of our network and require expensive unanticipated upgrades or additional communications products that could be time consuming to integrate into our business and could cause us to lose customers and impede our ability to attract new customers. We may be required to select one technology over another at a time when it might be impossible to predict with any certainty which technology will prove to be more economic, efficient or capable of attracting customers. In addition, even if we utilize new technologies, such as Voice over Internet Protocol, or VoIP, we may not be able to implement them as effectively as other companies with more experience with those new technologies. Technological advancements and manufacturing economies of scale could make VoIP services delivered over the Internet cost effective to deploy and of sufficient quality to be acceptable to business customers.

        If we are unable to retain and attract management and key personnel, we may not be able to execute our business plan.    We believe that our success is due, in part, to our experienced management team, including Mr. Richard A. Smith, our president and chief executive officer. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts, and possibly prevent us from further improving our operational, financial and information management systems and controls. We do not maintain key man life insurance on any of our officers. As we continue to grow and increase the number of our existing colocations, we will need to retain and hire additional qualified sales, marketing, administrative, operating and technical personnel, and to train and manage new personnel. The competition for qualified technical and sales personnel is intense in the telecommunications industry and in our markets.

        We believe that there are a limited number of persons with experience comparable to the experience of the members of our management team. Our ability to implement our business plan is dependent on our ability to retain and hire a large number of qualified new employees each year. If we are unable to hire sufficient qualified personnel, our customers could experience inadequate customer service and delays in the installation and maintenance of access lines, which could have a material adverse effect on our business, results of operations and financial condition.

        The financial difficulties faced by others in our industry could adversely affect our public image and our financial results.    Many competitive communications services providers, long distance carriers and other communications providers have experienced substantial financial difficulties over the past few years. To the extent that carriers in financial difficulties purchase access services from us, we may not be paid in full or at all for services we have rendered. We obtain significant access revenue from MCI and Global Crossing, both of which emerged from bankruptcy in recent years and both of which may be subject to future financial difficulties. Further, the perception of instability of companies in our industry may diminish our ability to obtain further capital and may adversely affect the willingness of potential customers to purchase their communications services from us.

        If we are unable to integrate and upgrade our operations support systems we will be unable to provide outstanding customer service and may lose customers.    Our operations support systems are crucial to our ability to control and monitor costs, provide outstanding customer service, bill and service customers, initiate, implement and track customer orders and achieve operating efficiencies. The integration of these systems is challenging because all of these systems were developed by different vendors and must be coordinated through custom software and integration processes. Our sales, line count and other core operating and financial data are generated by these systems and the accuracy of this data depends on the quality of manual and automated entry and system integration. We cannot assure you that any adjustments arising out of our systems integration efforts will not have a material adverse effect on our business, results of operations and financial condition in the future. If we are unable to effectively upgrade and integrate our operations and financial systems, including the ATI systems, our customers could experience delays in connection of service, billing issues and/or lower levels of customer service, which could result in customer dissatisfaction, loss of business or our inability to add customers on a timely basis.

        A network failure could cause delays or interruptions of service, which could cause us to lose customers and revenue.    Our success requires that our network provide competitive reliability, capacity and security. Some of the risks to our network and infrastructure include:

  •
  physical damage to access lines;

  •
  power surges or outages;

  •
  capacity limitations;

  •
  software defects;

  •
  lack of adequate redundancy;

  •
  breaches of security;

  •
  limited network outages during modifications to network; and

  •
  other disruptions beyond our control.

        These disruptions may cause interruptions in service or reduced capacity for customers, any of which could cause us to lose customers, which may have a material adverse effect on our business, results of operations and financial condition.

        Our failure to successfully integrate ATI may raise our costs and reduce our revenue.    We consummated the acquisition of ATI on December 31, 2004. Integrating ATI has and will continue to require substantial management, financial and other resources and may pose risks with respect to service delivery, operational changes, customer service and market share. We cannot assure you that the ATI acquisition will enhance our competitive position and business products or that the integration of ATI into our business and operations will ultimately be successful.

        We may engage in acquisitions that are not successful or fail to integrate acquired businesses into our operations, which may adversely affect our competitive position and growth prospects.    As part of our business strategy, we may seek to expand through investments in or the acquisition of other businesses that we believe are complementary to our business. We may be unable to identify suitable acquisition candidates, or if we do identify suitable acquisition candidates, we may not complete those transactions commercially favorable to us or at all, which may adversely affect our competitive position and growth prospects.

        If we acquire another business, we may face difficulties, including:

  •
  integrating that business' personnel, services, products or technologies into our operations;

  •
  retaining key personnel of the acquired business;

  •
  failing to adequately identify or assess liabilities of that business;

  •
  failure of that business to achieve the forecasts we used to determine the purchase price; and

  •
  diverting our management's attention from the normal daily operation of our business.

        These difficulties could disrupt our ongoing business and increase our expenses. As of the date of this prospectus, we have no agreements to enter into any material acquisition transaction.

        In addition, our ability to complete acquisitions will depend, in part, on our ability to finance these acquisitions, including the costs of acquisition and integration. Our ability may be constrained by our cash flow, the level of our indebtedness at the time, restrictive covenants in the agreements governing our indebtedness, conditions in the securities markets and other factors, many of which are beyond our control. If we proceed with one or more acquisitions in which the consideration consists of cash, we may use a substantial portion of our available cash to complete the acquisitions. If we finance one or more acquisitions with the proceeds of indebtedness, our interest expense and debt service requirements could increase materially. The financial impact of acquisitions could materially affect our business and could cause substantial fluctuations in our quarterly and yearly operating results.

        We will be required to report the effectiveness of the internal controls over financial reporting of our business in our annual report on Form 10-K for 2006.    Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission promulgated thereunder require our annual reports to contain a report of management's assessment of the effectiveness of internal controls over financial reporting and an attestation of our independent registered public accounting firm as to that management report. Our first management internal controls report, as well as our first auditor attestation of that report, will be required to be included commencing with our annual report on Form 10-K for 2006. The evaluation of our systems and the documentation of such systems that we will need to comply with Section 404 will be both costly and time-consuming. We have only recently begun the work necessary to comply with Section 404 and cannot estimate at this time how long this process will take nor how much additional expense we will incur in completing the process. In addition, if we are unable to conclude that our internal controls over financial reporting is effective as of December 31, 2006 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's assessment or on the effectiveness of the internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could, in turn, have an adverse effect on our stock price.

        Our executive officers, directors and significant stockholders will be able to exercise significant influence over our company.    Following the completion of this offering, private equity funds managed by Bain Capital, Wind Point Capital and Stolberg Partners will control a significant percentage of our issued and outstanding common stock. Upon completion of the offering, these principal stockholders will beneficially own an aggregate of 8,181,589 shares of common stock, representing 58.6% of our issued and outstanding common stock (57.2% if the underwriters' option to purchase additional shares is fully exercised). In addition, after the completion of this offering, our executive officers and directors will control an additional 60.0% of our issued and outstanding common stock (58.5% if the underwriters' option to purchase additional shares is fully exercised). If these officers, directors and principal stockholders act together, they will be able to determine the composition of the board of directors and exercise significant influence on fundamental corporate transactions.

        There has been no prior market for our common stock. The market price for our common stock could be volatile, which could cause the value of your investment to decline.    Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The market price for our common stock will vary from the initial public offering price after trading commences, and you may not be able to resell your shares of common stock at or above the initial offering price. The initial public offering price will be determined by negotiation between us and the underwriters based upon a number of factors and may not be indicative of future market prices for our common stock. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

  •
  quarterly and seasonal variations in operating results;

  •
  changes in financial estimates and investment recommendations or ratings by securities analysts relating to our common stock;

  •
  announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

  •
  publicity about our company, our services and systems or our competitors in general;

  •
  additions or departures of key personnel;

  •
  regulatory developments and initiatives relating to the telecommunications industry;

  •
  any future sales of our common stock or other securities; and

  •
  stock market price and fluctuations in trading volume of publicly-traded companies in general and telecommunications companies in particular.

        The trading prices of telecommunications companies have been especially volatile. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in significant costs and divert management's attention and resources, which could substantially harm our business, results of operations and financial condition, regardless of the outcome.

        If securities or industry equity analysts do not publish research or reports about our business, our stock price and trading volume could be adversely affected.    The trading market for our common stock will depend in part on the research and reports that securities or industry equity analysts publish about us or our business. Our common stock is not currently and may never be covered by securities and industry equity analysts. If no securities or industry equity analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry equity analyst coverage of our common stock, if one or more of the equity analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these equity analysts ceases coverage of our company or fails to regularly publish reports on us, interest in the purchase of our stock could decrease, which could cause our stock price or trading volume to decline.

        Future sales of our common stock by existing stockholders in the public market or the possibility or perception of such future sales could adversely affect the market price of our common stock.    Sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our stock following this offering. These factors could make it more difficult for us to raise funds through future offerings of our common stock. All of the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares of our common stock purchased by our executive officers, directors, principal stockholders and other affiliates.

        Although certain of our stockholders have agreed with the underwriters to be bound by a 180-day lockup agreement (subject to extension under limited circumstances) that prohibits these holders from selling or transferring their shares of common stock, Lehman Brothers Inc., in its sole discretion, can waive the restrictions of the lockup agreement at an earlier time without prior notice or announcement and allow these stockholder to sell their shares of common stock. If the restrictions of the lockup agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which would likely reduce the market price for shares of our common stock.

        Following completion of this offering, we intend to register an aggregate of 1,407,727 shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our stock incentive plan. Stockholders will be able to sell these shares in the public market upon issuance, subject to restrictions under the securities laws and any applicable lockup agreements. In addition, some of our existing stockholders will continue to require us to register their shares of common stock after this offering pursuant to the stockholders agreement described in the section entitled "Certain Relationships and Related Transactions." See "Shares Eligible for Future Sale" for further discussion of potential future sales of our common stock.

        Provisions in our charter documents and under Delaware law may prevent or delay a change in control of us and could also limit the market price for our common stock.    We intend to amend and restate our certificate of incorporation and by-laws prior to the closing of the offering. These provisions, as well as provisions of Delaware corporate law, may discourage, delay or prevent a merger, acquisition or other change in control of our company, even if the change of control would be beneficial to our stockholders. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management.

        Our certificate of incorporation and by-laws will provide for, among other things:

  •
  the ability for our board to designate the terms of and issue new series of stock without additional stockholder approvals;

  •
  restrictions on the ability of our stockholders to call special meetings of stockholders;

  •
  restrictions on the ability of our stockholders to act by written consent;

  •
  restrictions on the ability of our stockholders to remove any director or the entire board of directors without cause;

  •
  restrictions on the ability of our stockholders to fill a vacancy on the board of directors; and

  •
  advance notice requirements for stockholder proposals.

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporate Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

        These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

        If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of your investment and may experience additional dilution in the future.    If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of $13.33 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. Purchasers of shares of our common stock in this offering will have contributed approximately 28.2% of the aggregate price paid by all purchasers of our common stock, but will own approximately 33.8% of the shares of common stock outstanding after the offering. In the future, we may also acquire other companies or assets, raise additional capital or finance strategic alliances by issuing equity or issue additional options to our employees, which may result in additional dilution to you.

        We do not anticipate paying dividends on our capital stock in the foreseeable future.    We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the growth of our business. In addition, the terms of the indenture governing our 8 3/8% senior second secured notes due 2010 limits our ability to pay dividends on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain "forward-looking statements" that describe our management's beliefs concerning future business conditions and prospects, growth opportunities and the outlook for our business and the telecommunication industry based upon information currently available. Wherever possible, we have identified these "forward-looking" statements by words such as "anticipates," "believes," "intends," "plans," "seeks," "estimates," "expects," "projects" and similar phrases or references to future periods. Examples of forward-looking statements include, but are not limited to, statements such as our belief that "our existing cash, cash equivalents and short-term investments together with a portion of the proceeds of this offering will be sufficient to fund our operations and we do not currently anticipate the need to raise additional financing to fund capital expenditures or operations for at least the next 12 months."

        These forward-looking statements are based upon our current expectations and assumptions about our business, the economy and other future conditions that our management believes are reasonable. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these statements. As a result, we caution you that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the factors that are described in "Risk Factors."

        Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 4,687,500 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions, will be approximately $69.8 million, assuming an initial public offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. If the underwriters' option is exercised in full, we will receive additional aggregate net proceeds of $5.6 million and the selling stockholders will receive aggregate net proceeds of $5.6 million, assuming the shares sold by the selling stockholders represent 50% of the option shares. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

        We intend to use the net proceeds of the offering as follows:

  •
  Approximately $56.7 million will be used to redeem approximately $50.6 million accreted value ($57.8 million principal amount) of our 8 3/8% senior second secured notes due March 15, 2010 and to pay a $6.1 million premium due on redemption for these notes assuming that the redemption will occur on September 15, 2005;

  •
  Approximately $10.9 million will be used for general corporate purposes, including the expansion of our colocation network; and

  •
  Approximately $2.2 million will be used for the payment of fees and expenses associated with this offering.

        Approximately $19.9 million of the $50.6 million accreted value ($22.8 million principal amount) of our 8 3/8% senior second secured notes due 2010 being redeemed was incurred in November 2004. The proceeds from the November 2004 notes offering were used to pay the consideration for ATI, to repurchase certain shares of preferred stock and to pay fees and expenses of the notes offering.

        The amounts we actually expend in such areas may vary significantly and will depend on a variety of factors. As part of our strategy, we may make acquisitions and a portion of the net proceeds from the offering may be used for such purposes. We have no definitive agreements, arrangements or understandings with respect to any particular acquisition or acquisitions, although we regularly engage in discussions with other companies and assess acquisition opportunities. We cannot assure you that such acquisition opportunities will be available either on terms acceptable to us or at all.

DIVIDEND POLICY

        We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends in the foreseeable future. The indenture governing our 8 3/8% senior second secured notes due 2010 limits our ability to pay dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our cash and consolidated capitalization as of March 31, 2005:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the conversion of our preferred stock, including the issuance of additional shares of our common stock as payment of dividends accrued on such preferred stock, and the issuance and sale of the 4,687,500 shares of common stock offered by us in this offering (excluding the shares subject to the underwriters' option to purchase additional shares), after deducting estimated underwriting discounts and commissions payable by us in connection with this offering and our anticipated application of the net proceeds of this offering as described under "Use of Proceeds."

        You should read this table together with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$13,080	$24,541 (1)
Available-for-sale securities	12,753	12,753

	$25,833	$37,294

Capital lease obligations, including current portion	$4,584	$4,584
Senior second secured notes due 2010	138,718	90,167

Total debt, including current portion	143,302	94,751
Series A convertible preferred stock, $0.01 par value; 100,000,000 shares authorized, 77,526,136 shares issued and outstanding; no shares issued and outstanding, as adjusted	48,931	—
Series B convertible preferred stock, $0.01 par value; 25,000,000 shares authorized, 20,000,000 shares issued and outstanding; no shares issued and outstanding, as adjusted	15,303	—
Stockholders' equity (deficit):
Common stock, $0.01 par value; 200,000,000 shares authorized, 361,145 shares issued and outstanding; 13,665,111 shares issued and outstanding, as adjusted	4	137
Additional paid-in capital	114,822	246,489
Accumulated other comprehensive income	55	55
Accumulated deficit	(128,824)	(136,378)
Deferred compensation	(22)	(22)

Total stockholders' equity (deficit)	(13,965)	110,281

Total capitalization	$193,571	$205,032

(1)
Assumes that the partial redemption of our 8 3/8% senior second secured notes due 2010 as described in "Use of Proceeds" occurred on March 31, 2005.

The number of shares of common stock to be outstanding immediately after this offering excludes the following:

  •
  32,186 shares of unvested restricted common stock issuable under our stock incentive plan and 473,780 shares of common stock issuable upon exercise of options outstanding under our stock incentive plan with a weighted-average exercise price of $0.71 per share;

  •
  66,501 shares of common stock authorized for future issuance under our stock incentive plan;

  •
  205,736 shares of series B convertible preferred stock convertible into 15,637 shares of common stock issued to nine accredited investors on April 1, 2005; and

  •
  Options to purchase an aggregate of 313,379 shares of common stock and 494 shares of restricted common stock issued subsequent to March 31, 2005 under our stock option plan of 2002.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after this offering. The net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2005. Our net tangible book value as of March 31, 2005 was a deficit of $86.1 million, or $238.45 per share of outstanding common stock.

        After giving effect to the 0.0738-for-one reverse stock split of our outstanding shares of common stock and the sale of shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2005 would have been $37.1 million, or $2.67 per share of common stock. This represents an immediate increase in net tangible book value of $5.05 per share to existing stockholders and an immediate dilution in net tangible book value of $13.33 per share to new investors.

Initial public offering price per share		$16.00
Pro forma net tangible book value per share, before this offering	(2.38)
Pro forma increase per share attributable to this offering	5.05

Pro forma net tangible book value per share after this offering		2.67

Pro forma dilution per share to new investors		$13.33

        The following table summarizes, on a pro forma basis as of March 31, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by new investors purchasing shares in this offering (before deducting estimated underwriting discounts and commissions and offering expenses payable to us):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in thousands, except per share amounts)
Existing stockholders	9,193,340	66.2%	$190,860	71.8%	$20.76
New investors	4,687,500	33.8%	75,000	28.2%	$16.00

Total	13,880,840	100.0%	265,860	100.0%

        Assuming the underwriters' option to purchase additional shares is exercised in full, the net tangible book value at March 31, 2005 would have been $42.3 million, or $3.05 per share. The immediate increase in net tangible book value of stock owned by existing stockholders would have been $5.43 per share, and the immediate dilution to purchasers of the common stock in the offering would have been $12.95 per share.

        The foregoing tables and calculations assume no exercise of outstanding options. As of March 31, 2005, there were 32,186 shares of unvested restricted common stock issuable under our stock incentive plan and 750,778 shares of our common stock reserved for issuance upon exercise of outstanding options at a weighted-average exercise price of $0.79 per share. To the extent that these restricted shares are issued or options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth our selected historical condensed consolidated financial and other data as of and for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and as of March 31, 2005 and for each of the three month periods ended March 31, 2004 and 2005. The selected consolidated statements of operations data and the other financial data for the years ended December 31, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data and the other financial data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included herein. The selected consolidated statements of operations data and the other financial data for the three months ended March 31, 2004 and 2005 and the selected balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our statement of financial position as of March 31, 2005 and our results of operations and cash flows for the three months ended March 31, 2004 and 2005. Our historical results are not necessarily indicative of our results for any future period. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included elsewhere in this prospectus. Statement of operations data for 2004 excludes the results of ATI, which was acquired on December 31, 2004. The balance sheet data as of December 31, 2004 includes the acquisition of ATI.

	For the Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share data and per share data)
Statements of operations data:
Revenue:
Network services	$36,111	$72,773	$96,209	$115,482	$131,780	$32,113	$48,668
Business telephone systems	24,330	25,837	25,659	25,614	26,316	6,083	5,865

Total revenue	60,441	98,610	121,868	141,096	158,096	38,196	54,533
Cost of revenue:
Network services (exclusive of depreciation and amortization)	25,769	40,320	39,493	45,037	47,354	11,766	20,001
Business telephone systems	15,048	16,190	16,053	15,784	15,979	3,662	3,630

Total cost of revenue	40,817	56,510	55,546	60,821	63,333	15,428	23,631
Gross profit:
Network services	10,342	32,453	56,716	70,445	84,426	20,347	28,667
Business telephone systems	9,282	9,647	9,606	9,830	10,337	2,421	2,235

Total gross profit	19,624	42,100	66,322	80,275	94,763	22,768	30,902
Operating expenses:
Sales, general and administrative	54,660	55,960	68,920	66,252	69,255	16,442	22,365
Depreciation and amortization	9,061	28,307	25,261	30,099	31,105	7,934	8,574

Total operating expenses	63,721	84,267	94,181	96,351	100,360	24,376	30,939

Operating loss	(44,097)	(42,167)	(27,859)	(16,076)	(5,597)	(1,608)	(37)
Other income (expense)(1):
Interest income	2,935	1,646	379	168	124	11	131
Interest expense	(9,274)	(12,958)	(5,729)	(1,754)	(11,452)	(2,314)	(4,862)
Gain on extinguishment of debt	—	—	53,549	—	18,195	18,195	—
Other income (expense)	(2,208)	(223)	(147)	484	(155)	(1)	—

Income (loss) before income taxes(1)	(52,644)	(53,702)	20,193	(17,178)	1,115	14,283	(4,768)
Income taxes	—	(14)	(50)	(28)	(4)	—	—

Net income (loss)(1)	(52,644)	(53,716)	20,143	(17,206)	1,111	14,283	(4,768)
Less preferred stock dividends and premium paid on repurchase of preferred stock(2)	(7,741)	(9,890)	(2,701)	(3,426)	(4,292)	(854)	(1,079)

Net income (loss) applicable to common stockholders	$(60,385)	$(63,606)	$17,442	$(20,632)	$(3,181)	13,429	(5,847)

Net income (loss) per share:
Basic	$(561.34)	$(538.57)	$147.68	$(70.59)	$(11.11)	$50.13	$(18.70)

Diluted	$(561.34)	$(538.57)	$5.83	$(70.59)	$(11.11)	$2.57	$(18.70)

Pro forma					$0.12		$(0.53)

Weighted average shares outstanding:
Basic	107,571	118,087	118,086	292,481	287,393	267,882	313,400

Diluted	107,571	118,087	3,488,268	292,481	287,393	7,881,451	313,400

Pro forma					9,118,062		8,929,789

	For the Year Ended December 31,							Three Months Ended March 31,
	2000	2001	2002		2003	2004		2004		2005
	(in thousands)
Other financial data:
Adjusted EBITDA(3)	$(37,244)	$(14,083)	$(2,745)		$14,507	$25,353		$6,325		$8,537
Capital expenditures(4)	87,436	38,684	23,175		26,466	30,771		7,041		8,898
Cash flows provided by (used in) operating activities	(31,519)	(37,116)	(2,888)		16,688	25,393		7,039		2,350
Cash flows provided by (used in) investing activities	(85,622)	(36,468)	(23,020)		(25,008)	(78,334)		(6,694)		(15,013)
Cash flows provided by (used in) financing activities	139,829	30,471	31,593		(2,807)	70,770		14,645		(692)
Ratio of earnings to fixed charges(5)	—	—	4.3	x	—	1.1	x	6.9	x	—
	As of December 31,					As of March 31,
	2000	2001	2002	2003	2004(6)	2005
Operating data:
Voice lines in service(7)	65,117	98,922	133,908	156,165	173,492	259,594
Data lines in service(7)	5,191	12,217	24,657	50,256	76,861	127,183

Total lines in service(7)	70,308	111,139	158,565	206,421	250,353	386,777
Percent of lines on-switch	31%	50%	63%	74%	81%	83%
Total full-time equivalent employees	833	934	918	888	924	1,130
Quota-carrying network services salespeople	183	176	164	139	167	191
Quota-carrying business telephone systems salespeople	40	47	35	36	33	39

Total quota-carrying salespeople	223	223	199	175	200	230
	For the Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004(6)	2005
Lines sold	55,149	74,886	86,083	87,885	88,402	26,495
Average monthly access line churn(8)	1.63%	2.01%	1.87%	1.60%	1.48%	1.51%
Average monthly network services revenue per line	$62.71	$63.62	$58.24	$52.41	$48.07	$42.30
	As of December 31,					As of March 31,
	2000	2001	2002	2003	2004	2005
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$57,161	$14,048	$19,733	$8,606	$26,435	$13,080
Available-for-sale securities	—	—	—	—	6,194	12,753
Property and equipment, net	81,532	95,719	91,296	86,777	102,849	102,960
Working capital	45,876	13,280	18,404	6,413	19,639	15,882
Total assets	193,013	170,370	169,133	153,721	237,119	231,846
Total debt, including current portion	107,837	140,321	88,625	87,822	142,231	143,302
Total stockholders' equity (deficit)	55,880	3,332	15,542	(5,071)	(8,180)	(13,965)

(1)
In June 2002, we entered into a negotiated debt restructuring, which included the reduction of outstanding debt under our senior secured credit facility from $139,293 to $57,062. In the restructuring, certain lenders with outstanding principal and interest due of $65,778 chose to receive $12,229 in cash to cancel all liabilities, as a result of which we recorded a pre-tax gain of $53,549. In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," a portion of the reduction in the amount outstanding could not be immediately recognized as a gain, but instead would be recognized as a reduction to interest expense over the term of the new credit facility. As of December 31, 2003, $21,871 of excess carrying value had yet to be recognized as a reduction in interest expense. In March 2004, we paid off our senior secured credit facility, which resulted in a pre-tax gain of $18,195, for remaining excess carrying value as of the payoff date.

(2)
In December 2004, in connection with our acquisition of ATI, we repurchased 6,780,541 shares of our series A convertible preferred stock for $5,085.

(3)
Adjusted EBITDA is determined by adding net interest expense, income taxes, depreciation and amortization to net income (loss) as adjusted to reflect a non-recurring gain on extinguishment of indebtedness. We present Adjusted EBITDA because we believe that Adjusted EBITDA provides useful information regarding our operating results. We rely on Adjusted EBITDA as a primary measure to review and assess the operational performance of our company and our management team in connection with our executive compensation and bonus plans. We also use Adjusted EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, or other non-recurring items that do not directly affect our operating performance. In addition, we also utilize Adjusted EBITDA as a measure of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants, which are partially based on Adjusted EBITDA.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractional commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•
Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•
Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss) as reported	$(52,644)	$(53,716)	$20,143	$(17,206)	$1,111	$14,283	$(4,768)
Interest expense, net	6,339	11,312	5,350	1,586	11,328	2,303	4,731
Depreciation and amortization	9,061	28,307	25,261	30,099	31,105	7,934	8,574
Income taxes	—	14	50	28	4	—	—
Gain on extinguishment of debt	—	—	(53,549)	—	(18,195)	(18,195)	—

Adjusted EBITDA	$(37,244)	$(14,083)	$(2,745)	$14,507	$25,353	$6,325	$8,537

The following table reconciles net cash (used in) provided by operating activities to Adjusted EBITDA for the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Reconciliation of net cash (used in) provided by operating activities to Adjusted EBITDA:
Net cash (used in) provided by operating activities	$(31,519)	$(37,116)	$(2,888)	$16,688	$25,393	$7,039	$2,350
Net interest paid	6,339	11,312	1,032	284	8,990	1,969	3,512
Taxes paid	—	14	50	28	4	—	—
Changes in operating assets and liabilities	(8,421)	13,056	3,720	(2,407)	(8,123)	(2,363)	2,798
Changes in non-cash items	(3,643)	(1,349)	(4,659)	(86)	(911)	(320)	(123)

Adjusted EBITDA	$(37,244)	$(14,083)	$(2,745)	$14,507	$25,353	$6,325	$8,537

(4)
Capital expenditures are the sum total of purchases of property and equipment, including equipment purchased under a capital lease and cash paid for customer installation costs.

(5)
The ratio of earnings to fixed charges is calculated by dividing (i) net income (loss) before taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest incurred and the portion of rent expense which is deemed representative of interest. Earnings were insufficient to cover fixed charges by $52.6 million, $53.7 million and $17.2 million for the years ended December 31, 2000, 2001 and 2003, respectively, and $7.6 million for the three months ended March 31, 2005.

(6)
Does not give effect to ATI operating data for 2004.

(7)
Each access line and access line equivalent is equal to one 64 kilobit customer line that is active and being billed. Unused capacity on T1 circuits is not included in our line count.

(8)
Average monthly access line churn is the total access lines disconnected for the month as a percentage of total access lines in service at the end of the month.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following tables set forth unaudited pro forma combined financial information to illustrate the estimated effects of the acquisition of ATI on our historical financial position and results of operations. We derived the combined financial information for 2004 from our audited consolidated financial statements and ATI's audited consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus.

        The unaudited pro forma combined statement of operations for 2004 assume that the ATI acquisition occurred on January 1, 2004. The unaudited pro forma combined financial information is not necessarily indicative of our financial position or results of operations that would have occurred if the ATI acquisition had been consummated as of the dates indicated, nor should it be construed as being a representation of our future financial position or results of operations.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. These adjustments are more fully described in the notes to the unaudited pro forma combined financial information below. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

        The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes and assumptions, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to consolidated financial statements and the other financial information included elsewhere in this prospectus.

Unaudited Pro Forma Combined Statement of Operations
for the Year Ended December 31, 2004
(in thousands)

	Eschelon	ATI	Combined	Acquisition Adjustments		Offering Adjustments	Pro Forma As Adjusted
Revenue:
Network services	$131,780	$59,281	$191,061	$—		$—	$191,061
Business telephone systems	26,316	—	26,316	—		—	26,316

Total revenue	158,096	59,281	217,377	—		—	217,377
Cost of revenue:
				(536)	(1)
Network services	47,354	28,316	75,670	(2,560)	(2)	—	72,574
Business telephone systems	15,979	—	15,979	—		—	15,979

Total cost of revenue	63,333	28,316	91,649	(3,096)		—	88,553
Gross profit:
Network services	84,426	30,965	115,391	3,096		—	118,487
Business telephone systems	10,337	—	10,337	—		—	10,337

Total gross profit	94,763	30,965	125,728	3,096		—	128,824
Operating expenses:
				2,560	(2)
				(1,056	)(3)
				(1,615	)(4)
Sales, general and administrative	69,255	24,341	93,596	(806	)(5)	—	92,679
				66	(1)
				143	(3)
Depreciation and amortization	31,105	2,268	33,373	99	(4)	—	33,681

Total operating expenses	100,360	26,609	126,969	(609)		—	126,360

Operating income (loss)	(5,597)	4,356	(1,241)	3,705		—	2,464
Other income (expense):
Interest income	124	7	131	—		—	131
Interest expense	(11,452)	(22)	(11,474)	—		(4,525) (6)	(15,999)
Gain on extinguishment of debt	18,195	—	18,195	—		—	18,195
Other income (expense)	(155)	140	(15)	—		—	(15)

Income (loss) before income taxes	1,115	4,481	5,596	3,705		(4,525)	4,776
Income taxes	(4)	(1,810)	(1,814)	1,810	(7)	—	(4)

Net income (loss)	1,111	2,671	3,782	5,515		(4,525)	4,772
Less preferred stock dividends and premium paid on repurchase of preferred stock	(4,292)	—	(4,292)	—		4,292 (8)	—

Net income (loss) applicable to common stockholders	$(3,181)	$2,671	$(510)	$5,515		$(233)	$4,772

Notes to Unaudited Pro Forma Combined Financial Statements
(in thousands, except per share amounts)

(1)
Represents the capitalization of certain RBOC installation costs and removal from cost of revenue to conform ATI's accounting policy for such costs to our accounting policy.

RBOC installation costs	$(536)
Depreciation expense	66
(2)
Represents the reclassification of expenses related to building rent, network maintenance and repair, vehicles, and network monitoring from cost of revenue to sales, general and administrative expenses to conform ATI's accounting policy for such costs to our accounting policy.

(3)
Represents the capitalization of certain internal costs associated with customer installation costs and removal from sales, general and administrative expenses to conform ATI's accounting policy for such costs to our accounting policy.

Customer installation costs	$(1,056)
Depreciation expense	143
(4)
Represents the capitalization of certain internal costs associated with the construction of switches and operating support systems and removal from sales, general and administrative expenses to conform ATI's accounting policy for such costs to our accounting policy.

Internal construction costs	$(1,615)
Depreciation expense	99
(5)
Represents the elimination of ATI's management agreement with its former parent company.

(6)
Represents the additional interest expense after taking into effect the 12% premium on the partial redemption of the 8 3/8% senior second secured notes due 2010 less the reduction in interest expense as if the redemption was made at the beginning of the period.

Interest expense related to the 12% redemption premium	$(5,978)
Interest expense related to redemption of a portion of the 8 3/8% senior second secured notes due 2010 issued at an approximate yield of 14%	(1,594)
Interest expense reduction giving effect to the redemption as if it was at the beginning of the period	3,047

Net increase in interest expense	$(4,525)

(7)
Represents the elimination of a tax provision retained by ATI's former parent company.

(8)
Represents the elimination of preferred stock dividends as a result of converting preferred shares to common shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. In evaluating such statements, you should specifically consider the various factors identified in this prospectus that could cause results to differ materially from those expressed in such forward-looking statements, including matters set forth in the section entitled "Risk Factors."

Overview

        We are a leading facilities-based provider of voice and data services and business telephone systems in 19 markets in the western United States. As a facilities-based competitive communications services provider, we provide services to our customers primarily through our own network of owned telecommunications switches and related equipment and primarily leased telecommunications lines, or transport. We target the small and medium-sized business segment and currently serve over 50,000 customers, primarily within the local service territory of Qwest. We believe that we are either the first or second largest competitive communications services provider targeting the small and medium-sized business segment, with an estimated range of 6% to 15% of the market share in each of our markets, based on internally derived market share data as of April 28, 2005.

        Early in our development, we expanded into new markets generally through acquisitions of companies that we augmented with our network services capabilities. We were founded in 1996 and shortly thereafter, we merged with Cady Communications, a business telephone systems company based in Minnesota, and began offering local and long distance voice services. In 1997 and 1998, we acquired three additional business telephone systems companies and launched voice services in five additional markets, including Denver, Phoenix, Portland, Salt Lake City and Seattle. In December 1999, we activated our first switch. In January 2000, we acquired an Internet service provider and began providing advanced data services. In March 2000 we began providing voice and data services over our network, which began our transition to a facilities-based competitive communications services provider. In January 2001, we acquired a business telephone systems company in Salt Lake City. On December 31, 2004, we consummated our eighth acquisition, ATI, whereby we enhanced our presence in Washington, Oregon and Nevada and entered California.

        We grew our revenue at a compound annual growth rate of 37.7% from $60.4 million in 2000 to pro forma revenue of $217.4 million in 2004. Our revenue is derived primarily from a large base of end user business customers, none of which represented more than 1% of our total revenue in 2004. Over the same period, we grew total gross profit from $19.6 million in 2000 to pro forma total gross profit of $128.8 million in 2004. During our relatively limited history of operations, however, we have experienced significant losses with operating losses in each of the last five years and, apart from a gain on the extinguishment of debt that resulted in net income of $20.1 million in 2002 and $1.1 million in 2004, we have had net losses over the same period resulting in an accumulated deficit of $128.8 million as of March 31, 2005. We have significant debt and expect to experience net losses for the foreseeable future.

        We measure our operational performance using a variety of indicators including revenue growth, the percentage of our revenue that comes from customers that we serve on-switch, gross margin percentage, operating expenses as a percentage of revenue and access line churn rates. We monitor key operating and customer service metrics to improve customer service, maintain the quality of our network and reduce costs.

        ATI generated approximately $59.3 million of revenue in 2004. Through this acquisition, we strengthened our presence in six of the markets we already served, entered into six adjacent markets, entered into one new market and created significant opportunities for cost savings and increased profitability. By combining our businesses, we have been able to achieve a size and scale that we believe will provide us with a competitive advantage in our markets and significant opportunities for cost savings and improved cash flow. We are in the process of integrating ATI's operational, financial and support systems with ours. We expect that ATI will be substantially integrated by the end of 2005.

        The telecommunications industry is highly competitive. We believe we compete principally by offering superior customer service, accurate billing, a broad set of services and systems and competitive pricing. We compete with the RBOCs, other competitive communications services providers, and long distance and data service providers. While wireless providers are competing with us, we do not believe they are a competitive threat in the market nor are they likely to be in the near future, because of the different service standards that business customers require.

Key Components of Results of Operations

        Revenue.    Network services revenue consists primarily of local dial tone, switched access lines, long distance, access charges and data service. Revenue from local telephone service consists of charges for basic local service, including dedicated T1 access, and custom-calling features such as call waiting and call forwarding. Revenue from long distance service consists of per-minute-of-use charges for a full range of traditional switched and dedicated long distance, toll-free calling, international, calling card and operator services. Carrier access revenue consists primarily of usage charges that we bill long distance carriers to originate and terminate calls to and from our customers. In addition, in some of our markets we currently charge other local exchange carriers usage charges to originate and terminate local calls to and from certain customers (otherwise known as reciprocal compensation). Revenue from data services consists primarily of monthly usage fees for dedicated Internet access services. We typically commit our customers to contracts ranging from one to three years and provide discounts for longer terms. Network services comprised 89.2% of our revenue for the three months ended March 31, 2005 and represents a predominantly recurring revenue stream.

        Monthly recurring network services revenue is recognized in the month the services are used. In the case of local service revenue, monthly recurring local services charges are billed in advance but accrued for and recognized on a prorated basis based on length of service in any given month. Non-recurring revenues from network services are recognized over the average life of the customers. Long distance and access charges are billed in arrears but accrued based on monthly average usage. We have not historically received any revenues from reciprocal compensation due to our bill-and-keep arrangement with Qwest. Under a bill-and-keep arrangement with another carrier, we have a reciprocal agreement whereby we do not pay the other carrier to complete our customers' local calls to their customers and vice versa. While we currently bill approximately $0.3 million in annual revenue from reciprocal compensation from Qwest and SBC, we are evaluating whether to seek a bill-and-keep arrangement with Qwest and/or SBC. We do not have any wholesale revenue other than access revenue and this reciprocal compensation.

        Business telephone systems revenue consists of revenue from the sale of telephone equipment and the servicing of telephone equipment systems. Telephone equipment revenue is recognized upon delivery, completion of the installation and acceptance by the customer. Business telephone systems revenue is recognized upon completion of service or, in the case of maintenance agreements, is spread equally over the life of the maintenance contract, which typically ranges from one to two years.

        Cost of Revenue.    Our network services cost of revenue consists primarily of the cost of operating and maintaining our network facilities. The network components for our facilities-based business include the cost of

  •
  leasing local loops and digital T1 lines that connect our customers to our network;

  •
  leasing high capacity digital lines that connect our switching equipment to our colocations;

  •
  leasing high capacity digital lines that interconnect our network with the RBOCs;

  •
  leasing space in the RBOC central offices for colocating our equipment;

  •
  signaling system network connectivity;

  •
  leasing our ATM long-haul Internet backbone network; and

  •
  Internet transit and peering, which is the cost of delivering Internet traffic from our customers to the public Internet.

        The costs to lease local loops, digital T1 lines and high capacity digital interoffice transport facilities from the RBOCs varies by carrier and by state and are regulated under federal and state laws. In virtually all areas, we lease local loops, T1 lines and interoffice transport facilities from the RBOCs. We lease interoffice transport facilities from carriers other than the RBOCs where possible in order to lower costs and improve network redundancy; however, in most cases, the RBOCs are our only source for local loops and T1 lines. We also purchase, on a wholesale or negotiated basis, unbundled network elements platform, or UNE-P (prior to January 2005), from Qwest, SBC and Verizon, and customized network element packages, or UNE-E, from Qwest. We also purchase, on a wholesale or negotiated basis, Centrex services, which are services for the portion of the public telephone switch that is dedicated to a customer, from SBC. The rates for UNE-P and Centrex are regulated and established by the various state corporation or utility commissions. We entered into a three year agreement in January 2005 with Qwest for the provision of QPP, which replaced UNE-P for services in Qwest territory. As of December 31, 2003 and 2004, excluding ATI, we had 43,107 and 38,735 UNE-P access lines in service, respectively. As of March 31, 2005, excluding ATI, we had 38,037 QPP access lines in service. As of December 31, 2003 and 2004, excluding ATI, we had 8,493 and 7,691 Centrex access lines in service, respectively. As of March 31, 2005, excluding ATI, we had 7,305 Centrex access lines in service. Qwest historically provided us UNE-E under the terms of a five-year contract that expires on December 31, 2005. As of December 31, 2003 and 2004, excluding ATI, we had 1,934 and 1,666 Qwest UNE-E access lines in service, respectively. As a result of the FCC's Triennial Review Remand Order, after March 2006 we will no longer purchase UNE-P. The Qwest UNE-E agreement was terminated with the adoption of the QPP agreement, and all Qwest UNE-E lines were moved to QPP on January 1, 2005. We believe we will incur higher costs in 2005 and 2006 to obtain access to certain elements of telecommunications platforms as a result of the Triennial Review Remand Order.

        Our network services cost of revenue also includes the fees we pay for long distance, data and other services. We have entered into long-term wholesale purchasing agreements for these services. Some of these agreements, including our agreements with Global Crossing and MCI, also contain significant termination penalties and/or minimum usage volume commitments. In the event we fail to meet these minimum volume commitments, we may be obligated to pay underutilization charges. We do not anticipate having to pay any underutilization charges in the foreseeable future.

        We carefully review all of our vendor invoices and frequently dispute inaccurate or inappropriate charges. In cases where we dispute certain changes, we frequently pay only undisputed amounts on vendor invoices in order to pay proper amounts owed. Our single largest vendor is Qwest, to which we paid $25.8 million for 2003, $29.2 million for 2004 and a $11.6 million for the three months ended March 31, 2005. We use significant estimates to determine the level of success in dispute resolution and consider past historical experience, basis of dispute, financial status and current relationship with vendors and aging of prior disputes in quantifying our estimates.

        We account for all of our network depreciation in depreciation and amortization expense and do not have any depreciation expense in cost of revenue.

        Our most significant business telephone systems costs of revenue are the equipment purchased from manufacturers and labor for service installation. To take advantage of volume purchase discounts, we purchase equipment primarily from three manufacturers pursuant to master purchase agreements we have with these manufacturers. For all business telephone systems installations, our policy is to require a 30% deposit before ordering the equipment so our risk of excess inventory or inventory obsolescence is low. Business telephone systems cost of revenue also includes salaries and benefits of field technicians as well as vehicle and incidental expenses associated with equipment installation, maintenance and service provisioning.

        Sales, General and Administrative.    Sales, general and administrative expenses are comprised primarily of salaries and benefits, bonuses, commissions, occupancy costs, sales and marketing expenses, bad debt, billing and professional services.

        Determining our allowance for doubtful accounts receivable requires significant estimates. We consider two primary factors in determining the proper level of the allowance, including historical collections experience and the aging of the accounts receivable portfolio. We perform a rigorous credit review process on each new customer that involves reviewing the customer's current service provider bill and payment history, matching customers with the National Telecommunications Data Exchange database for delinquent customers and, in some cases, requesting credit reviews through Dun and Bradstreet. For the three months ended March 31, 2004 and 2005, and for the twelve months ended December 31, 2002, 2003 and 2004, our bad debt expense as a percentage of revenue was 0.8%, 0.2%, 3.7%, 0.4% and 0.5%, respectively. In 2002, our bad debt expense was particularly high due to the bankruptcy of two large carrier access customers, Global Crossing and MCI.

        Depreciation and Amortization.    Our depreciation and amortization expense currently includes depreciation for network related voice and data equipment, back office systems, furniture, fixtures, leasehold improvements, office equipment and computers. All internal costs directly related to the expansion of our network and operating and support systems, including salaries of certain employees, are capitalized and depreciated over the lives of the switches or systems, as the case may be. Capitalized customer installation costs are amortized over the approximate average life of a customer, which is currently 48 months. Detailed annual time studies are used to determine labor capitalization. These time studies are based on employee time sheets for those engaged in capitalizable activities.

        As described in Note 1 to the Consolidated Financial Statements, in 2002 we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets." SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment.

Results of Operations

        The following tables set forth statements of operations data as a percentage of total revenue for 2002, 2003, 2004 and for the three months ended March 31, 2004 and 2005.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Consolidated statements of operations:
Revenue:
Network services	78.9%	81.8%	83.4%	84.1%	89.2%
Business telephone systems	21.1	18.2	16.6	15.9	10.8

Total revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue	45.6	43.1	40.1	40.4	43.3

Total gross profit	54.4	56.9	59.9	59.6	56.7
Operating expenses:
Sales, general and administrative	56.6	47.0	43.8	43.0	41.0
Depreciation and amortization	20.7	21.3	19.7	20.8	15.7

Total operating expenses	77.3	68.3	63.5	63.8	56.7

Operating loss	(22.9)	(11.4)	(3.6)	(4.2)	0.0

Net income (loss)	16.5	(12.2)	0.7	37.4	(8.7)

Net income (loss) applicable to common stockholders	14.3%	(14.6)%	(2.0)%	35.2%	(10.7)%

        The following table sets forth cost of revenue and gross profit as percentages of the related revenue for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Cost of network services revenue	41.0%	39.0%	35.9%	36.6%	41.1%
Cost of business telephone systems revenue	62.6	61.6	60.7	60.2	61.9
Gross profit from network services revenue	59.0	61.0	64.1	63.4	58.9
Gross profit from business telephone systems	37.4	38.4	39.3	39.8	38.1

Three Months Ended March 31, 2005 compared to Three Months Ended March 31, 2004

        Revenue.    Revenue for the three months ended March 31, 2004 and 2005 is as follows:

	2004	2005	% Change
	(in millions)
Revenue:
Voice and data services	$23.5	$37.1	57.5%
Long distance	5.3	8.6	62.6
Access	3.3	3.0	(8.7)

Total network services	32.1	48.7	51.6
Business telephone systems	6.1	5.8	(3.6)

Total revenue	$38.2	$54.5	42.8%

        Network Services.    Network services revenue was $48.7 million for the three months ended March 31, 2005, an increase of 51.6% from $32.1 million in the same period of 2004. The increase in revenue was primarily due to the inclusion of ATI, which was acquired on December 31, 2004. Over the past 12 months the number of voice lines in service increased by 62.9% to 259,594 at March 31,

2005 and the number of data lines in service increased by 126.4% to 127,183 at March 31, 2005. The growth in access lines was partially offset by declines in pre-subscribed interexchange carrier charge (PICC) revenue, access revenue per minute of use and a decline in data revenue per line. The decline in PICC revenue was due to our dispute with Global Crossing. As a result of that dispute, we elected not to record PICC revenue beginning in November 2004. The PICC revenue impact was approximately $0.8 million for the three months ended March 31, 2005 as compared to the three months ended March 31, 2004. Access revenue per minute of use declined as a result of the scheduled FCC reduction of interstate rate levels in June 2004. Data revenue per line declined due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets. We expect all of the above trends in line growth, PICC revenue, access rates and data revenue per line to continue for the foreseeable future. As we continue to grow, our size and average monthly access line churn will begin to limit our access line growth rate on both an absolute and a percentage basis unless we increase our sales force and extend our network footprint.

        Business Telephone Systems.    Business telephone systems revenue was $5.8 million for the three months ended March 31, 2005, a decrease of 3.6% from $6.1 million in the same period of 2004. The decrease in revenue was primarily due to a decrease in revenue from change orders. This was partially offset by an increase in revenue from new systems. We cannot predict future trends in capital spending by small and medium-sized business customers which drives our business telephone systems revenue.

        Cost of Revenue.    Cost of revenue for the three months ended March 31, 2004 and 2005 is as follows:

	2004	2005	% Change
	(in millions)
Cost of revenue:
Network services	$11.7	$20.0	70.0%
Business telephone systems	3.7	3.6	(0.9)

Total cost of revenue	$15.4	$23.6	53.2%

        Network Services.    Network services cost of revenue was $20.0 million for the three months ended March 31, 2005, an increase of 70.0% from $11.7 million in the same period of 2004. The increase was primarily due to the inclusion of ATI. In addition, we experienced an increase of approximately $0.6 million in the three months ended March 31, 2005 related to the impact of QPP. We anticipate this expense increase will continue in the future. As a percentage of related revenue, network services cost of revenue for the three months ended March 31, 2005 increased to 41.1% from 36.6% for the same period of 2004. We expect incremental annual increases of $2.70 in 2005 and of $1.93 in each of 2006 and 2007 per QPP line as a result of our contract with Qwest.

        Business Telephone Systems.    Business telephone systems cost of revenue was $3.6 million for the three months ended March 31, 2005, a decrease of 0.9% from $3.7 million in the same period of 2004. Both materials cost and labor cost stayed relatively flat in the three months ended March 31, 2005 from the same period of 2004. As a percentage of related revenue, Business telephone systems cost of revenue for the three months ended March 31, 2005 increased to 61.9% from 60.2% for the same period of 2004. This was primarily due to the decline in revenue mentioned previously without a corresponding decline in labor costs. We do not expect future improvements in Business telephone systems cost of revenue as a percentage of related revenue unless we are able to significantly increase Business telephone systems revenue and therefore achieve greater volume discounts or economies of scale in our workforce.

        Gross Profit.    Gross profit for the three months ended March 31, 2004 and 2005 is as follows:

	2004	2005	% Change
	(in millions)
Gross profit:
Network services	$20.4	$28.7	40.9%
Business telephone systems	2.4	2.2	(7.7)

Total gross profit	$22.8	$30.9	35.7%

        The increase in gross profit for the three months ended March 31, 2005, from the same period of 2004, was primarily due to the inclusion of ATI.

        Sales, General and Administrative Expense.    Sales, general and administrative expenses were $22.4 million for the three months ended March 31, 2005, an increase of 36.0% from $16.4 million in the same period of 2004. This increase was primarily due to the inclusion of sales, general and administrative expenses of ATI. As a percentage of revenue, sales, general and administrative expenses for the three months ended March 31, 2005 declined to 41.0% from 43.0% in the same period of 2004 due to the improved efficiency of our existing operations resulting from our fixed cost structure supporting a higher level of revenue. We expect this trend to continue as we add more access lines with only modest increases in our employee base. We expect legal expenses included in sales, general and administrative expenses to decrease in the second quarter of 2005 as a result of the settlement of our lawsuit against Qwest in March 2005.

        Depreciation and Amortization.    Depreciation and amortization expense was $8.6 million for the three months ended March 31, 2005, an increase of 8.1% from $7.9 million in the same period of 2004. This increase was primarily due to the inclusion of ATI. As a percentage of revenue, depreciation and amortization decreased to 15.7% for the three months ended March 31, 2005 from 20.8% for the same period of 2004.

        Interest.    Interest expense was $4.9 million for the three months ended March 31, 2005, an increase of 110.1% from $2.3 million in the same period of 2004. This increase was primarily due to interest expense on our 8 3/8% senior second secured notes due 2010 issued in March 2004 and November 2004.

        Net Income (Loss).    Net loss for the three months ended March 31, 2005 was $4.8 million compared to net income of $14.3 million in the same period of 2004. The net income in 2004 was primarily due to an $18.2 million gain on extinguishment of debt.

2004 Compared to 2003

        Revenue.    Revenue for 2003 and 2004 was as follows:

	Year Ended December 31,
	2003	2004	% Change
	(in millions)
Revenue:
Voice and data services	$84.7	$98.4	16.1%
Long distance	18.7	21.2	13.7
Access	12.1	12.2	0.8

Total network services	115.5	131.8	14.1
Business telephone systems	25.6	26.3	2.7

Total revenue	$141.1	$158.1	12.0%

        Network Services.    Network services revenue was $131.8 million for 2004, an increase of 14.1% from $115.5 million for 2003. The increase in revenue was primarily due to an increase in the average number of voice and data access lines in service. Between 2003 and 2004, the number of voice lines increased by 11.1% to 173,492 lines at December 31, 2004, and the number of data lines increased by 52.9% to 76,861 lines at December 31, 2004. The growth in access lines was partially offset by declines in pre-subscribed interexchange carrier charge (PICC) revenue, access revenue per minute of use and a decline in data revenue per line. The decline in PICC revenue was due to our dispute with Global Crossing. As a result of that dispute, we elected not to record approximately $0.3 million per month of PICC revenue beginning in November 2004. Access revenue per minute of use declined as a result of the scheduled FCC reduction of interstate rate levels in June 2004. Data revenue per line declined due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets.

        Business Telephone Systems.    Business telephone systems revenue was $26.3 million for 2004, an increase of 2.7% from $25.6 million for 2003 due to a higher level of new system sales in 2004.

        Cost of Revenue.    Cost of revenue for 2003 and 2004 was as follows:

	Year Ended December 31,
	2003	2004	% Change
	(in millions)
Cost of revenue:
Network services	$45.0	$47.3	5.1%
Business telephone systems	15.8	16.0	1.2

Total cost of revenue	$60.8	$63.3	4.1%

        Network Services.    Network services cost of revenue was $47.3 million for 2004, an increase of 5.1% from $45.0 million for 2003. This increase is due to our growth in access lines. As a percentage of related revenue, network services cost of revenue for 2004 declined to 35.9% from 39.0% for 2003. This improvement was due to the increase in our percentage of access lines on-switch to 81% as of December 31, 2004 from 74% as of December 31, 2003 and to network cost optimization efforts.

        Business Telephone Systems.    Business telephone systems cost of revenue was $15.8 million and $16.0 million for the years ended December 31, 2003 and 2004, respectively. As a percentage of related revenue, business telephone systems cost of revenue for 2004 decreased to 60.7% from 61.6% for 2003, due to better labor utilization.

        Gross Profit.    Gross profit for 2003 and 2004 was as follows:

	Year Ended December 31,
	2003	2004	% Change
	(in millions)
Gross profit:
Network services	$70.5	$84.5	19.8%
Business telephone systems	9.8	10.3	5.1

Total gross profit	$80.3	$94.8	18.0%

        The increase in gross profit for 2004 from 2003 is due to the increase in revenue described above.

        Sales, General and Administrative.    Sales, general and administrative expenses were $69.3 million for 2004, an increase of 4.5% from $66.3 million for 2003. The increase is primarily due to higher payroll, legal and regulatory expenses. As a percentage of revenue, sales, general and administrative expenses for 2004 declined to 43.8% from 47.0% for 2003 due to the improved efficiency of our existing operations resulting from our fixed cost structure supporting a higher level of revenue.

        Depreciation and Amortization.    Depreciation and amortization expense was $31.1 million for 2004, an increase of 3.3% from $30.1 million for 2003. This increase was primarily due to our network growth and associated capital expenditures. As a percentage of revenue, depreciation and amortization expense decreased to 19.7% for 2004 from 21.3% for 2003.

        Interest.    Interest expense was $11.5 million for 2004, an increase of 553.1% from $1.8 million for 2003. This increase was primarily due to interest expense on our 8 3/8% senior second secured notes due 2010 issued in 2004. In 2005, interest expense will increase from 2004 as a result of a full year of interest expense on a higher outstanding note balance.

        Gain on Extinguishment of Debt.    Net income for 2004 included a gain on extinguishment of debt of $18.2 million. The gain on the extinguishment of debt was the result of the repayment of our bank facility in March 2004. In June 2002, we restructured our bank facility and because the future cash flows could not be calculated with certainty, the gain was deferred. As a result of the repayment, the excess carrying value of $20.9 million and debt issuance costs of $2.7 million resulted in the $18.2 million gain on extinguishment of debt.

        Income Taxes.    We have historically recorded minimal income tax expense. As of December 31, 2004, we had approximately $134.0 million of net operating loss carryforwards available to offset future taxable income. The net operating loss carryforwards begin to expire in 2019. Because of the uncertainty of future realization, a valuation allowance equal to the net deferred tax asset of $46.1 million has been recorded. In addition, in the event of an ownership change, as defined by Section 382 of the Internal Revenue Code, future annual realization of the net operating loss carryforwards could be limited.

        Net Income (Loss).    Net income for 2004 was $1.1 million compared to a net loss for 2003 of $17.2 million. The net income in 2004 was primarily due to the gain on extinguishment of debt and the improvement in gross profit discussed above which were partially offset by increased interest expense discussed above.

2003 Compared to 2002

        Revenue.    Revenue for 2002 and 2003 was as follows:

	Year Ended December 31,
	2002	2003	% Change
	(in millions)
Revenue:
Voice and data services	$67.5	$84.7	25.4%
Long distance	16.6	18.7	12.5
Access	12.1	12.1	0.4

Total network services	96.2	115.5	20.0
Business telephone systems	25.7	25.6	(0.2)

Total revenue	$121.9	$141.1	15.8%

        Network Services.    Network services revenue was $115.5 million for 2003, an increase of 20.0% from $96.2 million for 2002. The increase in revenue was primarily due to an increase in the average number of voice and data access lines in service. During 2003, the number of voice lines increased by 16.6% to 156,165 lines at December 31, 2003 and the number of data lines increased by 103.8% to 50,256 lines at December 31, 2003. The growth in access lines was partially offset by declines in long distance and access revenue per minute of use and a decline in data revenue per line. Due to continued high levels of competition, long distance revenue per minute of use declined. Access revenue per minute of use declined as a result of the scheduled FCC reduction of interstate rate levels in July 2003. Data revenue per line declined due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets.

        Business Telephone Systems.    Business telephone systems revenue was $25.6 million for 2003, essentially equal to the $25.7 million for 2002 due to continuing constrained spending on capital improvements by business customers. We cannot predict future trends in capital spending by the small and medium-sized business segment.

        Cost of Revenue.    Cost of revenue for 2002 and 2003 was as follows:

	Year Ended December 31,
	2002	2003	% Change
	(in millions)
Cost of revenue:
Network services	$39.5	$45.0	14.0%
Business telephone systems	16.1	15.8	(1.7)

Total cost of revenue	$55.6	$60.8	9.5%

        Network Services.    Network services cost of revenue was $45.0 million for 2003, an increase of 14.0% from $39.5 million for 2002. This increase is due to our growth in access lines. As a percentage of related revenue, network services cost of revenue for 2003 declined to 39.0% from 41.0% for 2002. This improvement was due to the increase in our percentage of access lines on-switch to 74% as of December 31, 2003 from 63% as of December 31, 2002 and to network cost optimization efforts.

        Business Telephone Systems.    Business telephone systems cost of revenue was $15.8 million for 2003, a decrease of 1.7% from $16.1 million for 2002. This decrease was due to a reduction in equipment cost. As a percentage of related revenue, business telephone systems cost of revenue for 2003 declined to 61.6% from 62.6% for 2002.

        Gross Profit.    Gross profit for 2002 and 2003 was as follows:

	Year Ended December 31,
	2002	2003	% Change
	(in millions)
Gross profit:
Network services	$56.7	$70.5	24.2%
Business telephone systems	9.6	9.8	2.3

Total gross profit	$66.3	$80.3	21.0%

        The increase in gross profit for 2003 from 2002 is due to the increase in revenue period to period. We also improved our gross margin through the migration of approximately 6,000 lines from UNE-E to UNE-P, which was less expensive than UNE-E on a per access line basis.

        Sales, General and Administrative.    Sales, general and administrative expenses were $66.3 million for 2003, a decrease of 3.9% from $68.9 million for 2002. This decrease was primarily due to a reduction in bad debt expense to $0.5 million for 2003 compared to $4.5 million for 2002. Bad debt expense for 2002 was unusually high because we wrote off receivables for delinquent customers and also increased our allowance for doubtful accounts to $2.0 million because of economic conditions. We also recorded a bad debt write-off of $1.1 million of access receivables related to bankruptcy filings by two large carrier access customers. In 2003, we subsequently reduced our allowance for doubtful accounts to $0.7 million because of the improvement in the quality of our accounts receivable. As a percentage of revenue, sales, general and administrative expenses for 2003 declined to 47.0% from 56.6% for 2002 due to our reduction in bad debt expense and the improved efficiency of our existing operations resulting from our fixed cost structure supporting a higher level of revenue.

        Depreciation and Amortization.    Depreciation and amortization expense was $30.1 million for 2003, an increase of 19.2% from $25.3 million for 2002. This increase was primarily due to our network growth and associated capital expenditures. As a percentage of revenue, depreciation and amortization expense increased to 21.3% for 2003 from 20.7% for 2002.

        Interest.    Interest expense was $1.8 million for 2003, a decrease of 69.4% from $5.7 million for 2002. This decrease was due to the impact of a full year of SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, combined with a reduction in average long-term debt outstanding.

        Gain on Debt Restructuring.    In June 2002, we completed a debt restructuring described in Note 4 to our consolidated financial statements included elsewhere in this prospectus. As part of the debt restructuring, we recorded a gain of $53.5 million.

        Net Income (Loss).    The net loss for 2003 was $17.2 million compared to net income for 2002 of $20.1 million. Net income in 2002 was primarily due to the gain on debt restructuring, which was partially offset by a lower gross profit as discussed above.

Quarterly Results of Operations

        The following tables set forth selected unaudited quarterly consolidated statement of operations data for the nine most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

						For the Three Months Ended March 31, 2005
	For the Three Months Ended 2004
	March 31	June 30	September 30	December 31	Total Year
	(in thousands, except per share data)
Total revenue	$38,196	$39,151	$40,562	$40,187	$158,096	$54,533
Total gross profit	22,768	23,741	24,521	23,733	94,763	30,902
Income (loss) before income taxes	14,283	(3,377)	(4,325)	(5,466)	1,115	(4,768)
Net income (loss)	14,283	(3,377)	(4,329)	(5,466)	1,111	(4,768)
Net income (loss) per share—basic	50.13	(14.77)	(17.61)	(21.14)	(11.11)	(18.70)
Net income (loss) per share—diluted	2.57	(14.77)	(17.61)	(21.14)	(11.11)	(18.70)
	For the Three Months Ended 2003
	March 31	June 30	September 30	December 31	Total Year
	(in thousands, except per share data)
Total revenue	$31,914	$35,405	$36,573	$37,204	$141,096
Total gross profit	17,882	20,032	20,567	21,794	80,275
Income (loss) before income taxes	(5,624)	(4,601)	(3,687)	(3,266)	(17,178)
Net income (loss)	(5,624)	(4,601)	(3,715)	(3,266)	(17,206)
Net income (loss) per share—basic	(36.58)	(23.85)	(19.38)	(17.21)	(70.59)
Net income (loss) per share—diluted	(36.58)	(23.85)	(19.38)	(17.21)	(70.59)

Liquidity and Capital Resources

        Principal Sources and Uses of Liquidity.    Our principal sources of liquidity are cash from operations and our cash and cash equivalents and available-for-sale securities. Our principal liquidity requirements consist of debt service, capital expenditures and working capital.

        Cash and Cash Equivalents; Available-for-Sale Securities.    Cash and cash equivalents was $13.1 million at March 31, 2005, a decrease of $13.4 million from December 31, 2004. Cash and cash equivalents was $26.4 million at December 31, 2004, which is an increase of $17.8 million from December 31, 2003. This increase is primarily attributable to the net proceeds from the issuance of 8 3/8% senior second secured notes by our wholly-owned subsidiary, Eschelon Operating Company, and the issuance of series B convertible preferred stock, after the repayment of our senior secured bank facility, the completion of the ATI acquisition, the repurchase of series A convertible preferred stock and the payment of fees related to all of the aforementioned transactions. After giving effect to the use of proceeds of this offering, our cash and cash equivalents at March 31, 2005 would have been $24.5 million. In 2004, we began investing in available-for-sale securities. The balance at December 31, 2004, was $6.2 million and at March 31, 2005, was $12.8 million, and in each case represented investments in municipal and United States government debt securities with maturities of more than three months but less than one year. The securities represent additional liquidity for us.

        Cash Flows Provided by (Used in) Operating Activities.    Cash provided by operating activities was $2.4 million for the three months ended March 31, 2005 and $7.0 million for the three months ended March 31, 2004, reflecting the results of the extinguishment of debt during the 2004 period and the payment of interest on our 8 3/8% senior secured notes during the 2005 period.

        Cash provided by operating activities was $25.4 million for 2004 compared to cash provided by operating activities of $16.7 million for 2003. Our improvement in cash provided by operating activities year over year was primarily due to our growth in gross profit accompanied by a smaller increase in our operating expenses. Working capital improved primarily through improvement in our accounts receivable collections and our accounts payable days outstanding. Average accounts receivable days sales outstanding improved from 36.2 for 2003 to 30.0 for 2004. Average accounts payable days outstanding increased to 79.4 in 2004 from 71.2 in 2003. We do not expect further improvement in our accounts receivable or accounts payable days outstanding in the future. Net cash provided by operating activities was primarily used to fund our investing activities of $25.0 million in 2003.

        Cash used in operating activities was $2.9 million for 2002. Our improvement in cash provided by operating activities from 2002 to 2003 was primarily due to our growth in gross profit accompanied by a smaller increase in our operating expenses. However, we also generated $2.9 million in incremental working capital cash primarily through improvement in our accounts receivable collections and an increase in our accounts payable days outstanding.

        Cash Flows Used in Investing Activities.    Cash used in investing activities was $15.0 million for the three months ended March 31, 2005 compared to $6.7 million for the same period of 2004. The cash used in investing activities was for the maintenance and expansion of our network and back office systems and for the investment in available-for-sale securities with maturity dates of six months or less. Cash used in investing activities was $78.3 million for 2004 compared to $25.0 million for 2003 and $23.0 million for 2002. The increase in cash used in investing activities from 2003 to 2004 was primarily due to the acquisition of ATI on December 31, 2004. In 2004 we also used cash to invest in available-for-sale securities with maturity dates of six months or less. In 2003 and 2002, all of our cash used in investing activities was for the maintenance and expansion of our network and back office systems and customer installation.

        Cash Flows Provided by (Used in) Financing Activities.    Cash used in financing activities was $0.7 million for the three months ended March 31, 2005. The cash used in financing activities was primarily for payments on capital lease obligation and for debt issuance costs. For the three months ended March 31, 2004, net cash provided by financing activities was $14.6 million. The net proceeds from the issuance of the 8 3/8% senior second secured notes in March 2004 generated approximately $13.2 million, which is net of a $1.6 million prepayment penalty. We also used cash for payments on capital lease obligations. Cash provided by financing activities was $70.8 million for 2004. The net proceeds from the issuance of the senior second secured notes in March 2004 generated approximately $13.2 million, which is net of a $1.6 million prepayment penalty mentioned previously. The net cash proceeds from the issuance of senior second secured notes in November 2004 and the series B convertible preferred stock issuance generated approximately $57.2 million after payment of debt issuance costs and the repurchase of series A convertible preferred stock. We also used cash for payments on capital lease obligations. For 2003, net cash used in financing activities was $2.8 million, primarily for payments on capital lease obligations. We generated $31.6 million from financing activities for 2002. In 2002, cash provided by financing activities was primarily the result of the issuance of our series A convertible preferred stock.

        We negotiated the terms of the series A convertible preferred stock and the series B convertible preferred stock on an arms' length basis with the purchasers of those securities. With respect to the series A convertible preferred stock issued in June 2002, the independent members of our board, the purchasers and the holders of our then outstanding debt negotiated a re-organization of our capital structure, including the restructuring of our outstanding debt. With respect to the series B convertible preferred stock issued in December 2004 and April 2005, the independent members of our board and the purchasers of the securities negotiated the purchase price. Given that the prospects of our business had improved since the issuance of the series A convertible preferred stock, the board was able to negotiate a higher purchase price for the series B convertible preferred stock and on terms less onerous than those of the series A preferred stock. The board considered that each transaction best represented the fair value of the preferred stock at its issuance given that this was the value at which the investors were willing to invest in an arms' length transaction. When initially issued, each share of preferred stock was convertible into one share of common stock. Because we are effecting a 0.0738-for-one reverse split of our common stock prior to the consummation of the offering, every one share of preferred stock will be convertible into 0.0738 shares of common stock.

        Outstanding Indebtedness.    As of March 31, 2005, we had $143.3 million in outstanding indebtedness, consisting of $138.7 million 8 3/8% senior second secured notes due 2010, and $4.6 million in capital lease obligations. As of March 31, 2005, after giving effect to this offering and the use of proceeds therefrom, we would have had $94.8 million of outstanding indebtedness. Interest payments on the notes are required on each March 15 and September 15 the notes are outstanding. On March 15, 2005 we paid the $5.8 million cash interest payment from existing cash on hand and expect to be able to pay the September 15, 2005 cash interest payment of $6.9 million from a combination of cash generated from operations and cash on hand. In March 2004, Eschelon Operating Company, our wholly-owned subsidiary, completed an offering of $100.0 million aggregate principal amount at maturity of 8 3/8% senior second secured notes due 2010 at a discount resulting in a yield-to-maturity of approximately 12%. In November 2004, Eschelon Operating Company completed an offering of $65.0 million aggregate principal amount at maturity of additional 8 3/8% senior second secured notes due 2010 under the same indenture at a discount resulting in a yield-to-maturity of approximately 14%. We and our existing subsidiaries fully and unconditionally guarantee these notes on a senior second secured basis and the indenture governing the notes requires that any future subsidiaries that are organized in the United States must also guarantee the notes on the same basis. Proceeds from the March 2004 offering were used to retire our then-existing credit agreement and provide us with additional liquidity. Proceeds from the November 2004 offering were used to finance the acquisition of ATI and to repurchase certain shares of preferred stock. We expect to use a portion of the proceeds of this offering to redeem approximately $50.6 million accreted value ($57.8 million principal amount) of our 8 3/8% senior second secured notes due 2010.

        The notes will mature on March 15, 2010, and accrue interest at an annual rate of 8 3/8% with cash interest payments made on a semiannual basis on each March 15 and September 15. On or after March 15, 2007, we may redeem some or all of the notes at declining redemption prices, plus accrued and unpaid cash interest, beginning at 106%. Prior to March 15, 2007, we may redeem up to 35% of the aggregate principal amount at maturity outstanding with the proceeds from certain equity offerings, such as this offering, at a redemption price, plus accrued and unpaid cash interest, of 112.0% of the accreted value of the notes.

        In addition, if any notes are outstanding on September 15, 2009, we will be required to redeem 3.5% of each then outstanding note's accreted value at a redemption price of 100% of the accreted value of the portion of the notes so redeemed, as well as an additional portion of each note to the extent required to prevent that note from being treated as an "applicable high yield discount obligation" within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended.

        The indenture for the notes requires us and our subsidiaries to comply with certain restrictive covenants, including limitations and restrictions, subject to certain baskets and carveouts, on the ability of our subsidiaries to pay dividends or distributions, redeem or repurchase equity securities, incur debt, make investments or sell assets and stock of subsidiaries, enter into affiliate transactions, incur liens and security interests, merge, consolidate or sell all or substantially all of our assets, make loans to us or any other restricted subsidiary or enter into any business other than certain permitted businesses. Also, in the event of defined changes of control, we would be required to offer to repurchase all of the outstanding notes at a price equal to 101% of their then-current accreted value.

        The notes and the guarantees are secured by a second priority lien on substantially all of our existing and future property and assets other than:

  •
  capital stock and other securities;

  •
  real property leases;

  •
  property or assets owned by any foreign subsidiary; and

  •
  any property in which a lien may not be granted.

        Capital Requirements.    For the three months ended March 31, 2005, we had $8.9 million in capital expenditures. We expect to spend approximately $44.6 million on capital expenditures in 2005, approximately $4.1 million of which will be to integrate ATI into our operations.

        Based on our current level of operations and anticipated growth, we believe that our existing cash, cash equivalents and short-term investments together with a portion of the proceeds of this offering, will be sufficient to fund our operations and we do not currently anticipate the need to raise additional financing to fund capital expenditures or operations for at least the next 12 months.

Contractual Obligations

        The table below summarizes our outstanding contractual obligations as of December 31, 2004.

	Total		Less Than One Year	1–3 Years	3–5 Years	More Than Five Years
	(in thousands)
Notes payable	$239,884		$12,700	$27,638	$33,314	$166,232
Capital lease obligations	5,349		2,128	3,033	188	—
Operating lease obligations	35,133		6,855	12,219	10,037	6,022
Purchase obligations	73,335	(1)	1,338	2,253	291	69,453

(1)
Includes an aggregate $3.6 million payable to MCI to purchase colocation/transport services under an agreement that expires in April 2008, and an aggregate $69.5 million payable to Global Crossing to purchase services under an agreement that expires in August 2010.

        The contractual obligation for notes payable includes related interest payments and assumes all notes are outstanding prior to the date of mandatory redemption and also assumes the notes are not otherwise required to be redeemed in a greater amount.

        After giving effect to the use of proceeds of this offering, our notes payable at December 31, 2004 would have been $8.3 million due in less than one year, $18.0 million due in one to three years, $21.7 million due in three to five years and $107.8 million due in more than five years.

Off-Balance Sheet Arrangements

        We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure nor do we maintain any other off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions or other financial or investment purposes.

Quantitative and Qualitative Disclosure About Market Risk

        We are not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold any derivative financial instruments nor do we hold any securities for trading or speculative purposes.

        We are exposed to changes in interest rates on our investments in cash equivalents and short-term investments. All of our investments have maturities of six months or less, which reduces our exposure to long-term interest rate changes. Interest income for 2004 was $0.1 million, therefore not exposing us to any meaningful interest income risk had rates dropped. Excluding capital leases, we had approximately $138.7 million in 8 3/8% senior second secured notes due 2010 outstanding as of March 31, 2005. These notes are at a fixed interest rate and are therefore not exposed to any risk relating to increasing interest rates.

Application of Critical Accounting Policies

        Our discussion of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates and assumptions, which are based on historical factors and other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions, estimates or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. See Note 1 of the notes to consolidated financial statements for additional disclosure of the application of these and other accounting policies.

        Accounts Receivable and Allowance for Doubtful Accounts.    Accounts receivable are initially recorded at fair value upon the sale of products or services to customers. Significant estimates are required in determining the allowance for doubtful accounts receivable. We consider two primary factors in determining the proper level of allowance, including historical collections experience and the aging of the accounts receivable portfolio. The allowance for doubtful accounts requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. We have a credit policy that helps minimize credit risk. We believe this risk is limited due to the large number and diversity of clients that comprise our customer base.

        Valuation of Goodwill and Other Intangible Assets.    Goodwill is tested at least annually for impairment at the reporting unit level. If the undiscounted future cash flows of a reporting unit are less than the carrying amount, an impairment charge is recognized. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, management completed its annual impairment test in the fourth quarter of 2003 and 2004 and determined that goodwill had not been impaired.

        Intangibles consist of debt issuance costs, customer installation costs, and non-compete agreements. In 2003 and 2004, debt issuance costs were incurred in connection with the issuance of notes payable. These costs are being amortized over the term of the facility. The customer installation costs are being amortized over a period of 48 months, which approximates the average life of a customer contract. Non-compete agreement costs represent costs associated with various agreements we have entered into with existing management of the companies we have acquired. These costs are being amortized over the terms of the agreements.

        We review all long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. Under SFAS No. 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

        Income Taxes.    We account for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and record a valuation allowance to reduce our deferred tax assets to the amounts we believe to be realizable. Because of the uncertainty of future realization and based on our history of generating losses from operations, we have recorded a full valuation allowance against our deferred tax assets.

        Stock-Based Compensation.    We account for our stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the stock and the exercise price of the option. When the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the consolidation statements of operations. We adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation. SFAS No. 148 requires disclosure of how compensation expense would be computed under SFAS No. 123, Accounting for Stock-Based Compensation, using the fair value method. To compute fair value of an option at the grant date we assume risk free interest rate, stock volatility, historical dividend rates and vesting estimates.

        Given the lack of a public market for our common stock prior to the consummation of this offering, our board of directors granted stock options with exercise prices and restricted stock with values at least equal to its determination of the fair value of our common stock on the date of grant. Determining the fair value of our common stock requires making complex and subjective judgments. At the date of each grant, our board reviewed and considered the following primary factors: independent external valuation events, such as arms-length transactions in our shares; significant business milestones that may have affected the value of our business; the continued risks associated with our business; our level of outstanding indebtedness; current liquidity and capital needs; the rights and preferences of, and the control exerted by the holders of, our preferred stock; economic and market factors; and a valuation analysis performed by a qualified, unrelated third party, which we have engaged periodically since June 2002. The valuation firm uses a generally accepted valuation procedure commonly known as a market approach analysis which includes a Black-Scholes analysis. The market value approach requires identifying a comparable group of public companies, computing average financial ratios and applying these multiples to the company being valued.

        Our board considered the various appraisals and other factors to deduct claim value with respect to the outstanding debt and preferred stock from the estimated aggregate enterprise value to calculate the enterprise value attributable to common stockholders and the fair value of each share. At certain grant dates, this calculation resulted in little to no value remaining in the common stock as was the case during much of 2003 and 2004.

        In preparation for this offering, our board assessed its prior contemporaneous determinations of fair value for the grants made since May 2004. In its retrospective assessment, the board considered the guidance set forth in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and made adjustments to the prior determinations of fair value. In particular, the board reviewed the factors it had previously considered and the appraisals prepared by the independent valuation firm and used the midpoint of the valuation range as a reasonable determinate of fair value.

        Information on stock option grants since May 2004 is as follows:

	Valuation Analysis
Grant Date	Number of Options Granted	Exercise Price	Fair Value of Common Stock	Intrinsic Value(1)
May 20, 2004	72,679	$1.35	$2.71	$1.36
August 12, 2004	8,729	1.35	2.71	1.36
January 3, 2005	10,966	1.35	3.39	2.04
April 1, 2005	73,682	2.71	7.45	4.74
April 29, 2005	221,426	6.77	7.45	0.68
May 19, 2005	11,053	6.77	16.00	9.22
July 1, 2005	7,218	6.77	16.00	9.22

(1)
Intrinsic Value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

        We also granted 8,856 shares of restricted stock on March 14, 2005 at a fair value of $3.39, with an intrinsic value of $0.68, and on July 1, 2005, we issued 494 shares of restricted stock at a fair value of $16.00, with an intrinsic value of $9.22.

        As a result of this retrospective adjustment to fair value, we will recognize compensation expense equal to the aggregate intrinsic value of each of the above option grants, as well as any future grants, over its vesting period. We expect to recognize compensation expense associated with these option grants of approximately $87,500 in the second quarter 2005 and approximately $59,200 for each subsequent quarter through the first quarter of 2007. Thereafter, through the first quarter of 2009, at which point the options described above will be fully vested, we expect to recognize quarterly compensation expense of approximately $40,500.

        We believe that there are several factors that account for the difference in the fair value of our common stock being used in establishing the initial public offering price for this offering as compared to the implied valuation used in connection with the issuance of the options and grants of restricted stock during the past twelve months. Most of the difference between the results of the valuation of our common stock in connection with the grants made in April 2005 and our proposed initial public offering price is attributable to the changes in our capital structure that will occur as a result of the offering. In particular, the offering will result in the conversion of all shares of our outstanding preferred stock into common stock, thereby eliminating the liquidation preferences and other preferential terms associated with the preferred stock. In addition, we currently expect to use the net proceeds of this offering to redeem approximately $50.6 million of our 8 3/8% senior secured notes, which will significantly reduce our outstanding indebtedness and increase the proportion of the aggregate enterprise value attributable to common stockholders. In addition, we believe that, since April 2005, when the most recent third party appraisal was conducted, the fair value of our common stock has increased as a result of market considerations, and the results of the successful integration of the operations of ATI into our business and the synergies associated therewith. It is reasonable to expect the completion of the initial public offering will add value to our common stock because it will have increased liquidity and marketability. However, we cannot estimate the amount of additional value with either precision or certainty. Based on the prospects of a successful offering, our first quarter 2005 financial results and our outlook for the remainder of 2005, we have determined that the fair value of our common stock increased from $7.45 in April 2005 to $16.00, representing the mid-point of the proposed public offering price.

        While there are other methods of valuation such as discounted cash flow analysis, we believe that our board's valuation approach is consistent with valuation methodologies applied to similarly situated companies pursuing an initial public offering.

        Revenue.    Network services revenue consists primarily of local dial tone, switched access lines, long distance, access charges and data service. Revenue from local telephone service consists of charges for basic local service, including dedicated T1 access, and custom-calling features such as call waiting and call forwarding. Revenue from long distance service consists of per-minute-of-use charges for a full range of traditional switched and dedicated long distance, toll-free calling, international, calling card and operator services. Carrier access revenue consists primarily of usage charges that we bill long distance carriers to originate and terminate calls to and from our customers. Revenue from data services consists primarily of monthly usage fees for dedicated Internet access services.

        Monthly recurring network services revenue is recognized in the month the services are used. In the case of local service revenue, monthly recurring local services charges are billed in advance but accrued for and recognized on a prorated basis based on length of service in any given month.

        Non-recurring revenues from network services are recognized over the average life of the customers.

        Long distance and access charges are billed in arrears but accrued based on monthly average usage. We base our estimates of monthly average usage on historical experience and periodically review our estimates to ensure ongoing accuracy of the usage estimates. Historically, our actual experience has not differed significantly from our estimates.

        Business telephone systems revenue consists of revenue from the sale of telephone equipment and the servicing of telephone equipment systems. Telephone equipment revenue is recognized upon delivery, completion of the installation and acceptance by the customer. Business telephone systems revenue is recognized upon completion of service or, in the case of maintenance agreements, is spread equally over the life of the maintenance contract, which typically ranges from monthly to five years.

Recent Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements and did not require us to reclassify our series A convertible preferred stock or series B convertible preferred stock to a liability as the shares are contingently redeemable.

        In December 2004, as amended on April 14, 2005, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment: an amendment of FASB Statement No. 123 and FASB Statement No. 95, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS 123R must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005. We will adopt SFAS 123R on January 1, 2006.

        SFAS 123R permits companies to adopt one of two methods: (1) A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date or (2) A "modified retrospective" method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. We are currently in the process of evaluating the two option valuation methods and the potential impact on our financial statements.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. SFAS No. 153 addresses the measurement of exchange of nonmonetary assets. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are evaluating the potential impact of our adoption of SFAS No. 153 on our consolidated financial statements.

BUSINESS

Overview

        We are a leading facilities-based provider of voice and data services and business telephone systems in 19 markets in the western United States. As a facilities-based competitive communications services provider, we provide services to our customers primarily through our own network. Our voice and data services, which we refer to as our network services, consist of local and long distance telephone services, enhanced voice features and dedicated Internet access. Business telephone systems are telecommunications systems that are combined with telephone handsets to provide telecommunications services and features to business customers. We target the small and medium-sized business segment and currently serve over 50,000 customers, primarily within the local service territory of Qwest. We believe that we are either the first or second largest competitive communications services provider targeting the small and medium-sized business segment, with an estimated range of 6% to 15% of the market share in each of our markets, based on internally derived market share data as of April 28, 2005, although Qwest continues to maintain the largest market share of any service provider in each of our markets.

        We grew our revenue at a compound annual growth rate of 37.7% from $60.4 million in 2000 to pro forma revenue of $217.4 million in 2004. Our revenue is derived primarily from a large base of end user business customers, none of which represented more than 1% of our total revenue in 2004. Over the same period, we grew total gross profit from $19.6 million in 2000 to pro forma total gross profit of $128.8 million in 2004. During our relatively limited history of operations, however, we have experienced significant losses with operating losses in each of the last five years and, apart from a gain on the extinguishment of debt that resulted in net income of $20.1 million in 2002 and $1.1 million in 2004, we have had net losses over the same period resulting in an accumulated deficit of $128.8 million as of March 31, 2005. We have significant debt and expect to experience net losses for the foreseeable future.

        At March 31, 2005, we served approximately 387,000 access lines, an increase of more than 79% since March 31, 2004. Nearly half of our access lines are delivered through T1 lines, which allow us to deliver multiple voice and data services over a single high capacity line. In addition, we service approximately 83% of our access lines using our network infrastructure, consisting of 13 voice switches, 15 data switches and over 130 colocations. A colocation is a cage located in an incumbent telecommunications company's central switching office where we house our switching equipment. Owning and operating our own switches lowers our costs and gives us greater control over service quality. Network services accounted for $191.1 million, or 87.9% of our pro forma revenue for 2004 and $48.7 million or 89.2% of our revenue for the three months ended March 31, 2005. In 2004, approximately 60% of our customers who purchased business telephone systems also subscribed to our network services. Business telephone systems accounted for $26.3 million, or 12.1%, of our pro forma revenue in 2004, and $5.8 million, or 10.8%, of our revenue for the three months ended March 31, 2005.

        We sell our services and systems primarily through our 247-person direct sales force that takes a consultative approach with potential customers to create customized packages that can address a broad range of their communications needs. While we offer our services and systems at competitive prices, we believe that our focus on tailored service packages supported by high quality, personalized customer service helps us to attract and retain customers. Our commitment to service quality has contributed to the reduction of our average monthly access line attrition, or churn, from 1.63% for 2000 to 1.48% for 2004. Our churn was 1.51% for the three months ended March 31, 2005.

        On December 31, 2004, we acquired ATI, a provider of voice and data communications solutions to small and medium-sized businesses in 13 markets in the western United States. Through this acquisition, we strengthened our presence in six of the markets we already served, entered into six adjacent markets, entered into one new market and created significant opportunities for cost savings and increased profitability. We expect to substantially complete the integration of ATI by the end of 2005.

Industry Overview

        The FCC estimates that in 2003, the telecommunications industry in the United States generated aggregate revenue of $291.0 billion. IDC estimates that in 2004 telecommunications services sales to business customers were $118.5 billion and telecommunications services spending by the small and medium-sized business segment was $47.0 billion. The market for telecommunications services, particularly local telephone services, is dominated by the incumbent telecommunications companies. These carriers consist primarily of the former subsidiaries of AT&T, known as the RBOCs: Verizon, SBC, Qwest and BellSouth. While each of the RBOCs owns substantially all of the local exchange network in its respective operating region, competitive communications services providers continue to gain market share. According to the FCC, as of December 31, 2004, competitive communications services providers served 32.9 million, or 18.5%, of end-user access lines in the United States, an increase of 10.4% over the prior year. While RBOCs provide a broad range of communications services, their primary focus has been on residential and large, national business customers. We believe the RBOCs have historically neglected the small and medium-sized business segment because it is too fragmented and localized to leverage their scale. Consequently, because small and medium-sized businesses are still predominantly served by the RBOCs, we have targeted this segment and view it as a key growth opportunity.

Our Business Strengths

        We believe that we have the following competitive strengths:

  •
  Attractive Markets.    Our markets possess favorable demographic characteristics. According to the U.S. Census Bureau, population growth from 1990 to 2000 in our markets averaged 29.3%, more than double the national average of 13.2%, and the number of small and medium-sized businesses in our markets grew by more than three times the national average from 1997 to 2001. Kagan World Media estimates that the population growth in our markets will remain among the fastest growing in the United States. We believe this is a leading indicator of business growth within our target segment.

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  Leading Position in Our Markets.    We believe that we are either the first or second largest competitive communications services provider targeting the small and medium-sized business segment, with an estimated range of 6% to 15% of the market share in each of our markets, based on internally derived market share data. We have a strong reputation within our markets, which include Denver, Minneapolis, Phoenix, Portland, Reno, Salt Lake City, Santa Rosa and Seattle. We have operated in the majority of our markets since 1997 and believe our reputation and our long operating history are competitive advantages.

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  Facilities-Based Network.    We own and operate 13 voice switching platforms, 15 data switches for advanced data services and over 130 physical colocations in the central offices of Qwest. We connect our colocations and switches using leased capacity from third parties. We service approximately 83% of our access lines on-switch and approximately 97% of the new access lines we added during the first quarter of 2005 were added on-switch. Our on-switch services give us greater control over service quality, which we believe results in greater customer satisfaction and loyalty. For 2004, we experienced average monthly access line churn of 1.36% for on-switch customers as compared to 1.88% for off-switch customers.

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  Superior Customer Service.    We provide customers with outstanding service, which enhances our ability to retain customers and attract new ones. Our customer service professionals are committed to providing timely activation, resolving service issues efficiently and ensuring billing accuracy. We monitor key operating and customer service performance metrics on a monthly basis and regularly conduct detailed customer surveys to continually improve our internal operations. On average, our customer service calls are answered by a live operator within 11 seconds. In a survey of customers contacting our call center during the fourth quarter of 2004, 98% indicated that they would recommend our services to a colleague. In 2002, we formed a customer retention team that analyzes customer service trends, identifies at-risk customers, develops retention strategies and implements company-wide programs to address quality concerns and minimize churn. Our proactive approach to customer service contributed to a reduction of average monthly access line churn from a high in 2001 of 2.01% to 1.51% for the three months ended March 31, 2005.

  •
  Experienced Direct Sales Force with Local Market Knowledge.    We deploy a highly productive and locally based sales force that consults with each customer to design customized communications packages. Our seasoned direct sales force has extensive knowledge of our local markets and telecommunications services and systems. We motivate our sales force through a commission structure and reward the cross-selling of our business telephone systems and network services.

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  Proven Management Team.    Our executive management team has an average of 17 years experience managing communications companies and has successfully guided us through the past eight-year cycle in the telecommunications industry. Our founder and Chairman, Clifford Williams, and our President and Chief Executive Officer, Richard Smith, each have 33 years of industry experience and have worked together for the last 10 years. Mr. Williams successfully operated and sold a telecommunications company to Frontier Corporation in 1995, at which point he and Mr. Smith began their working relationship. While at Frontier, Mr. Smith held various executive level positions.

Our Strategy

        The principal elements of our strategy include:

  •
  Focus on Underserved Small and Medium-Sized Business Segment.    We intend to continue to target the small and medium-sized business segment, which we believe has been historically underserved by the RBOCs in our markets and values the quality of our customer service and support. We believe our tailored service offerings, direct sales model and proactive customer service approach differentiate us from the RBOCs and other competitive communications services providers in our markets and will allow us to achieve significant penetration of this large, underserved market.

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  Target On-Switch Customer Growth in Existing Markets.    We intend to add new access lines on-switch because we believe a substantial opportunity remains for us to further penetrate our existing markets with relatively low capital costs. Our costs to provide on-switch access lines are lower, resulting in greater profitability.

  •
  Extend Network Reach.    We intend to deploy approximately 60 additional colocations over the next three years to extend our network footprint, the first 20 of which we expect to be operational within the next 12 months. We prioritize potential market expansion opportunities based on our assessment of market areas with the highest potential return on invested capital, as well as the competitive dynamics of each market. We intend to expand our direct sales force to service this extended sales opportunity and currently estimate that we can address a market of approximately 820,000 additional access lines on-switch with limited incremental capital investment.

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  Growth Through Acquisitions.    We intend to seek additional acquisitions to complement our internal growth and maximize the available capacity on our network. We believe our targeted acquisition strategy will allow us to further penetrate our current markets and expand into adjacent markets. We continue to seek potential acquisition candidates that are financially attractive in our same customer segment. Since our inception, we have been successful in integrating seven acquisitions. We expect to complete the remaining integration of ATI by the end of 2005.

Services and Systems

        We provide a complete package of voice, data and business telephone systems to our customers. Within our three product lines, we provide a wide range of alternatives and customized service packages allowing us to reach a larger number of potential customers and provide a comprehensive systems solution. We sell services and systems at competitive prices, with a focus on system quality and customer service to attract and retain customers.

        Voice Services.    We provide customized packages of voice services to fulfill all of our customers' voice communication needs. We offer local telephone services, including basic dial tone services and features, such as call forwarding, call waiting and call transfer; advanced call management capabilities such as calling number identification, caller name identification, automatic call back and distinctive ringing; plus enhanced services such as voice mail and direct inward dialing. Our services are provided using both analog and digital transmission methods. We offer a full range of intrastate, interstate and international long distance services and calling plans to customers who purchase our local service. Our services include "1+" outbound calling, inbound toll free service and complementary services, such as dedicated long distance, operator and directory assistance and calling cards.

        Data Services.    Our data service offerings are designed to provide a full range of services to our customers. We offer high-speed data transmission services, such as dedicated and broadband Internet access, and also provide and support e-mail and web-hosting services. Our IDSL system, DSL provided over an ISDN line, allows us to reach customers beyond the typical threshold of a normal DSL system. Our data services are offered at transmission speeds that range from 56Kbps to 1.54Mbps.

        Business Telephone Systems.    We sell, install and maintain industry leading telephone equipment systems provided by several key manufacturers, including Mitel, Inter-Tel, NEC and Cisco. These include voice and data telephone equipment systems such as PBX (private branch exchange) and key systems as well as voice messaging systems and hardware. We procure and install voice and data cable, patch panels, routers and other network hardware. We also offer customers multi-year maintenance agreements to maintain and upgrade their systems.

        The following table summarizes our services and systems offerings:

Voice Services	Data Services	Business Telephone Systems
Local and Long Distance Enhanced Voice Features Advanced Call Management Other Enhanced Services	Broadband Internet Access Dedicated Internet Access Dial-Up Internet Access E-Mail Web-Hosting	Customer Premise Telephone Equipment and Accessories Data Communications Equipment Voice Mail System Installation IP Phone Systems After Market Maintenance and Upgrade Contracts

Sales and Marketing

        We employ a direct sales and marketing strategy that allows us to take a consultative approach in selling services to our customers. Our sales force is trained to focus on system differentiation, customized packages and superior customer service. We also offer our customers a competitive price. We carefully manage each sales proposal within pricing parameters that ensure each new customer provides a targeted level of profitability. We centrally manage these pricing parameters based on an extensive cost analysis for each market. We motivate our sales force to focus on selling customized packages that can be serviced on our network. For 2004, 92% of our total new access lines installed were installed on-switch.

        As of June 30, 2005, our direct sales force consisted of 208 network communications specialists and 39 business telephone systems communications specialists. Our network and business telephone systems communications specialists integrate their efforts through a team approach created by a cross-commission structure that motivates them to cross-sell services and systems. For 2004, approximately 60% of new business telephone systems customers also subscribed to our network service product line.

        In 2004, we began using third party agents to sell our services and systems to complement the sales of our direct sales force. This agent channel reaches customer segments that are generally not targeted by our direct sales force. We initially launched our agent channel into three markets and have since added two additional markets. We will continue to analyze the performance of this sales channel for strategic fit. We expect that no more than 10% of our sales volume will be attributable to the agent channel. We have approximately eight sales agents working with us in each of the Minnesota, Colorado and Arizona markets. During the first half of 2005, we expanded the agent channel into our Oregon and Washington markets.

Our Customers

        Our customers are generally small and medium-sized businesses with fewer than 100 employees and cross a variety of industries including professional services, communications, technology and heavy industry. During 2004, none of our small and medium-sized business end-user customers represented more than 1% of our total revenue. In 2004, our largest customer was Global Crossing. In order to connect its end-user customers, Global Crossing purchases access services from us. Global Crossing accounted for pro forma revenue of approximately $6.0 million, or 2.8%, of our total pro forma revenue in 2004, giving effect to the acquisition of ATI as though it had occurred on January 1, 2004. In addition, we do not generate any wholesale carrier revenue (other than carrier access revenue) or Internet service provider revenue. We currently serve over 50,000 customers.

Customer Service and Retention

        We provide our customers with superior customer service, which is driven by a highly personalized, integrated team approach. Every new customer order is closely coordinated by a service delivery team until three days following service transition. Each new customer is contacted multiple times by our service delivery team during the service initiation process to ensure accuracy and on-time delivery of services and systems ordered.

        We segment our customer base to better serve their specific needs. We have six national account managers responsible for maintaining relationships with multiple location accounts and local account managers responsible for single market accounts. The local and national account managers coordinate service requests with our centralized call center associates to ensure customer satisfaction.

        Our "866-Eschelon" customer service number provides a single contact point for customers to gain quick access to customer service or their account manager. On average, our customer service calls are answered by a live operator within 11 seconds. Our 44 local customer service representatives are supported by 138 customer service professionals, including our call center located in our Minneapolis office. Our centrally managed service platform allows us to actively track and analyze call response times, trouble ticket resolution and customer satisfaction for every in-bound call received. Our repair service bureau is staffed by 22 associates and complemented by our 75 field service technicians who can readily be deployed to the customer premises. We also regularly survey our customers, which allows us to track, analyze and adjust service and processes as necessary. In a survey of customers contacting our call center during the fourth quarter of 2004, 98% indicated that they would recommend our services to a colleague.

        We have a sophisticated network operating center through which we monitor our network on a 24x7 basis and are able to detect and troubleshoot network problems often before our customers are aware of them.

        Our senior director of customer retention is responsible for coordinating our sales force, repair service bureau, national and local account managers, customer service organization and retention team. All members of these groups are trained to identify at-risk customer accounts that are then referred to our retention team for specific, personalized care. In 2004, our retention team successfully retained 86% of all accounts referred to them. Our retention team is also responsible for collecting and maintaining detailed data on specific reasons for every disconnected line and for obtaining exit surveys from departing customers. We analyze this data on a monthly basis to better understand our customers and to implement or alter operating procedures to improve our operations and customer retention.

Network Overview and Deployment

        We have constructed our network around owned switching and colocation equipment. Our network is a system of switches and equipment colocated in RBOC central offices that are interconnected using primarily leased transport and then linked to customers' premises using leased loops. In almost all cases, we purchase the last mile connection from the RBOC. In addition, with the acquisition of ATI, we acquired active (i.e., working or "lit") fiber transport connecting ATI's switches and colocations in a number of ATI's markets.

        Voice and Data Switches.    We have deployed Nortel, Lucent, Tellabs and Cisco equipment in each of our major markets. We use Nortel DMS and Lucent 5ESS switches for local dial tone services, the Tellabs digital crossconnect system (DACS) for terminating, routing and aggregating on DS1/DS3 transport and customer connections, and Cisco BPX and Nortel Passport ATM switches in combination with Cisco core and edge routers for advanced data services. We believe the Nortel DMS 500 and Lucent 5ESS switches are reliable, proven platforms for providing local services. The Cisco BPX and Nortel Passport ATM switches are highly flexible and integrate well with the Cisco IP platforms to provide network services over common network infrastructures.

        Colocations and Edge Equipment.    We use Zhone Technologies, Inc. Universal Edge 9000, or UE9000, access node equipment and Lucent AnyMediaFast Digital Loop Carriers in over 130 RBOC central offices in which we have physically colocated in order to provide local analog line service to our customers. The UE9000 access node and AnyMediaFast enable effective delivery of industry standard voice service offerings. We have also deployed Zhone Sechtor 300 devices in our switch rooms and various colocations and, together with the addition of an integrated access device at customer premise locations, we are able to offer network services over a single T1 line. The UE9000, AnyMediaFast and Sechtor 300 devices are high density voice and data equipment that fit into a single network bay, thereby reducing costly colocation space in RBOC central offices.

        Intra-City Transport Deployment.    In select markets, we utilize fiber transport in a SONET ring configuration to connect host sites to RBOC colocations. In other markets, we use leased transport with carrier diversity for network reliability. As customer line concentrations increase in a colocation, we are able to take advantage of carrier diversity techniques. Where fiber transport is not deployed, transport between our switches and our colocations is provided over more than one route in all cases and is purchased from more than one provider in most cases. Using multiple routes and providers gives us a more robust network that maintains functionality should a transport route incur a failure. By diversifying our high capacity circuits across multiple vendors in each market, we maintain higher levels of network reliability and lower network costs.

        Inter-City ATM Backbone Network.    Our Cisco BPX and Nortel Passport ATM switches provide data traffic switching in our major markets. These ATM switches are interconnected through leased long-haul transport obtained from multiple wholesale providers. This ATM backbone carries IP data traffic between switch locations. Customer access to the Internet and virtual private networks travel over this network. ATM is a fully redundant, state-of-the-art transmission and switching technology that carries both T1-based and DSL-based IP traffic more efficiently than traditional dedicated circuit networks.

        Customer Access Methods.    We have the ability to serve the small and medium-sized business segment in our markets by one or more of the following methods:

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  T1.    Customers with greater than six voice lines at a single location can be served with leased high capacity connections directly from our colocation equipment to the customer's location. We also offer the ability to share a single T1 connection for both voice and data services and to allocate the circuit capacity for voice and data depending upon customer requirements. With this option, a customer with as few as six total voice and data lines can take advantage of this integrated offering. For 2004, 57% of new access lines installed were installed on T1 circuits.

  •
  Analog Unbundled Network Element-Loop.    To provide analog voice services, we colocate our telephone access equipment in the RBOC's central offices and lease the RBOC's facilities, known as unbundled network elements, to connect customer locations to our colocation equipment. Customer locations with fewer than ten phone lines and no data requirements are most likely to be served with this method. We provide broad facilities-based coverage by colocating in densely-populated areas so that we can access unbundled network elements reaching approximately 70% of the estimated business access lines within our selling areas from approximately 25% of the available RBOC central offices.

  •
  DSL.    We provide dedicated connections over a pair of copper wires using DSL technology. Our customers use DSL lines for data applications such as Internet access, intranets, extranets, telecommuting, e-commerce, e-mail, video conferencing and multimedia. DSL is provided on the same copper wires as voice service or as a dedicated line depending upon customer upstream data speed requirements. DSL is not available to all customers due to copper loop length limitations and RBOC plant configurations.

  •
  UNE-P.    Prior to January 2005, we also provided service via unbundled network element platform, or UNE-P, exclusively in combination with loops and shared transport leased from Qwest, SBC and Verizon, typically to multi-location customers who need additional access lines in locations where we do not own facilities. As a result of the FCC's Triennial Review Remand Order, after March 2006 we will no longer purchase UNE-P.

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  Qwest Platform Plus (QPP).    In January 2005, we signed a three-year agreement with Qwest to purchase its Platform Plus, or QPP, product that replaced the UNE-P platform with respect to services we provide in Qwest's territory. Like UNE-P, QPP provides a complete local telecommunications service.

  •
  Centrex Resale.    We resell Centrex services to off-switch customers in Reno, Nevada. Centrex is a value-added business telephone service we purchase from SBC at wholesale rates and invoice on our own bill. We serve customers having from 2 to 40 lines at a single location with this method. Through the acquisition of ATI, we acquired a switch in the Reno market, which will enable us to concentrate our new sales efforts on facilities-based services.

Third Party Service Providers

        Our business depends on our ability to interconnect with RBOC networks and to lease from them certain essential network elements. We obtain access to these network elements and services pursuant to interconnection agreements that we have entered into, generally on a state-by-state basis, with subsidiaries of Qwest, SBC and Verizon. We have interconnection agreements with Qwest for the states of Arizona, Colorado, Minnesota, Oregon, Utah and Washington, with SBC for the states of Nevada and California, and with Verizon for the states of Washington and Oregon. The initial term of each of our interconnection agreements has expired; however, each agreement either contains an "evergreen" provision that allows the agreement to continue in effect until a new agreement is in place or otherwise provides us with an opportunity to put in place a new agreement while continuing to operate under the existing agreement. We are currently in the process of negotiating new interconnection agreements with Qwest, SBC and Verizon. If we cannot obtain satisfactory agreements through negotiation, we will have to arbitrate disputed issues before the relevant state commission.

        In July 2000, we entered into a carrier global services agreement with MCI Worldcom Communications, Inc., which has subsequently been amended from time to time, pursuant to which MCI provides us with certain colocation and data transport services according to contract rates applicable in each local jurisdiction where the service is provided. We are also permitted to resell the services from MCI under our own name, identity or mark. We are required to maintain minimum monthly usage charges during the term of the agreement. These minimum charges are currently $88,000 per month and periodically escalate over the term of the agreement to a maximum of $97,000 per month in April 2007. We are required to pay any deficiency in the minimum monthly usage charges on a monthly basis. The agreement expires in March 2008. If we terminate the agreement prior to the expiration of the term for reasons other than to take service under another agreement with MCI having equal or greater term and volume requirements or if MCI terminates the agreement due to our failure to perform a material obligation under the agreement (other than non-payment for a service) that remains uncured for 30 days, we will be required to pay (1) all accrued but unpaid usage charges and other charges incurred through the date of termination, (2) an amount equal to 50% of the aggregate of the monthly minimum amounts that would have been applicable for the remaining term of the agreement and (3) any termination charges payable to any third party suppliers that MCI is liable for in connection with such termination.

        We currently use Global Crossing to provide our Internet transit and long haul data private line needs. We have a one-year agreement with them under which they are our preferred provider for these services so long as their services are not materially higher priced than other providers. The agreement is renewable for successive one year terms unless either party terminates upon 90 days prior notice. We have no minimum purchase requirements under this agreement.

        We currently use MCI and Global Crossing for all of our long distance needs and do not have arrangements with alternative providers. If either terminates or suspends its services to us, we would have to migrate our customers to an alternative provider and this could cause a disruption of service to some customers and some additional costs to us. We have migrated services to alternative providers in the past without any disruption of services or significant additional costs.

Operating Support Systems

        We operate various management information, network provisioning, customer billing and other operating support systems to support the functions of network and traffic management, customer service and customer billing. We believe we have selected and implemented the best application for each function. The following table includes our key installed and operational operating support systems:

Function	Developer	System	Implemented
Billing	Viziqor	RevChain	2003
Carrier Access Billing System Mediation	Intec	CABS, Intermediate	2002
Proposal/Contract Generation	Eschelon Telecom, Inc.	Proposal Generator	2002
Funnel Management/Contract Generation	Salesnet	Sofa	ongoing (1)
Electronic Bonding	DSET	EzLocal	2002
Sales Contract Management	Mindwrap	Optix	2002
Electronic Bill Presentment/Payment	CallVision/ComTec	CallVision/ComTec	2002/2005
Traffic Management	Acterna	TDC&E	2000
Sales Force Automation/Customer Relationship Management	ONYX	OEP	2000
Sales Performance Tracking, Commissions	Hyperion	Essbase	2001
Facilities/Workflow Management	MetaSolv	TBS	2000
Cost of Access	Vibrant	Vibrant	ongoing (1)
Financial Reporting	Hyperion	Essbase	2000
Accounting	Oracle	Oracle	ongoing (1)
Trouble Diagnostics and Management	Nortel	Access Care	2000
Business Telephone Systems	Intrix	Titan	1996

(1)
Being implemented in connection with the integration of ATI.

Competition

        The telecommunications industry is highly competitive. We believe we compete principally by offering superior customer service, accurate billing, a broad set of services and systems and competitive pricing. Our ability to compete effectively depends upon our continued ability to maintain high quality, market-driven services and systems at prices competitive to those charged by the RBOCs. Many of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us.

        RBOCs.    In our existing markets, we compete principally with Qwest. Qwest and other RBOCs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize competitive services with revenue from a variety of businesses and currently benefit from existing regulations that favor RBOCs over us in some respects. As a relatively recent entrant in the communications services industry, we may not achieve a major share of the market for any of our services and systems in our markets. While regulatory initiatives based on the Telecommunications Act, which allow competitive communications services providers such as us to interconnect with Qwest's facilities, provide increased business opportunities for us, these interconnection opportunities have been, and likely will continue to be, accompanied by increased pricing flexibility for and relaxation of regulatory oversight of Qwest and the other RBOCs. Future regulatory decisions could grant the RBOCs greater pricing flexibility or other regulatory relief, and pending mergers of SBC and AT&T and of Verizon and MCI as well as congressional legislation, could significantly impact our business. These initiatives and changes could have a material adverse effect on us.

        Competitive Communications Services Providers and Other Market Entrants.    We also face competition from other competitive communications services providers. Consolidation and strategic alliances within the communications industry or the development of new technologies could put us at a competitive disadvantage. The Telecommunications Act radically altered the market opportunity for new competitive communications services providers. Because the Telecommunications Act requires RBOCs to unbundle their networks, new competitive communications services providers are able to rapidly enter the market by installing switches and leasing local loops.

        In addition to the new competitive communications services providers, RBOCs and other competitors described above, we may face competition from other market entrants such as cable television companies, electric utility companies and microwave carriers. Cable television companies are entering the communications market by upgrading their networks with hybrid fiber coaxial lines and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. Electric utility companies have existing assets and low cost access to capital that could allow them to enter a market rapidly and accelerate network development. In the future, we may also be subject to competition in the Internet services market form communications companies, online service providers, cable companies and Internet telephone and other IP-based service providers, such as 8x8, Net2Phone, pulver.com and Vonage.

        While wireless providers are competing with us, we do not believe they are a competitive threat in the market nor are they likely to be in the near future, because of the different service standards that business customers require.

        Long Distance Service.    The long distance communications industry has numerous entities competing for the same customers, which has historically created high churn as customers frequently change long distance providers in response to offerings of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. Our primary competitors for long distance services are interexchange carriers, RBOCs and resellers. We believe that pricing levels are a principal competitive factor in providing long distance service; however, we seek to avoid direct price competition by packaging long distance service, local service, customer premise equipment and Internet access service together with a simple pricing plan.

        Data/Internet Services.    The Internet services market is highly competitive, and we expect that competition will continue to intensify. Internet service, meaning both Internet access and on-line content services, is provided by Internet services providers, RBOCs, satellite-based companies, long distance providers and cable television companies. Many of these companies provide direct access to the Internet and a variety of supporting services to businesses and individuals. In addition, many of these companies, such as AOL and MSN, offer on-line content services consisting of access to closed, proprietary information networks. Long distance providers, among others, are aggressively entering the Internet access markets. Long distance providers have substantial transmission capabilities, traditionally carry data to large numbers of customers and have an established billing system infrastructure that permits them to add new services. Satellite companies are offering broadband access to the Internet from desktop PCs. Cable companies are providing Internet services using cable modems to customers in major markets. Many of these competitors have substantially greater brand recognition and more financial, technological, marketing, personnel and other resources than those available to us.

        Business Telephone Systems.    We compete with numerous equipment vendors and installers and communications management companies for business telephone systems and related services. We generally offer our products at prices consistent with other providers and differentiate our service through our product packages and customer service.

Acquisitions and Corporate Structure

        Acquisitions.    To complement our internal growth, we will evaluate acquisition candidates that will allow us to:

  •
  increase penetration of our current markets; and

  •
  expand into new markets.

        In addition, we seek acquisition opportunities that are financially attractive in our same customer segment. Since our inception, we have completed the following eight acquisitions for a total consideration of $65.4 million:

Company	Business	Year	Purchase Price		Market
			(in millions)
Advanced TelCom Inc.	Network Services	2004	$45.4	(1)	Western U.S.
Rocky Mountain Telephone	Business Telephone Systems	2001	1.4		Salt Lake City
Fishnet.com	Data Services	2000	6.8		Minneapolis/St. Paul
One Call	Centrex	1998	1.2		Minneapolis/St. Paul
Tele-Contracting Specialist	Business Telephone Systems	1998	1.0		Seattle
Electro-Tel	Business Telephone Systems	1997	0.6		Denver
American Telephone Technology	Business Telephone Systems	1997	2.0		Seattle and Portland
Cady Communications	Business Telephone Systems	1996	7.0		Minneapolis/St. Paul

(1)
Purchase price does not include $100,000 acquisition of GE Business Productivity Solutions, Inc., which we are accounting for as a discontinued operation.

        Corporate Structure.    Our corporate structure consists of Eschelon Telecom, Inc., as the parent and primary operating company, and its wholly-owned subsidiary, Eschelon Operating Company, which is the issuer of our 8 3/8% senior second secured notes due 2010. Eschelon Operating Company has ten subsidiaries, nine of which are holders of the certificates of authority issued by the various state public utilities commissions and one of which holds insignificant assets. One of the subsidiaries, Advanced TelCom, Inc., has a single subsidiary which also holds insignificant assets.

Employees

        As of June 30, 2005, we had approximately 1,130 full-time equivalent employees. Twenty-seven technicians who install and service business telephone systems are members of the International Brotherhood of Electrical Workers. We have a collective bargaining agreement that is in effect through February 29, 2008.

        We believe that relations with our employees, including members of the labor union, are good. We have not experienced any work stoppage due to labor disputes.

Properties

        We are headquartered in Minneapolis, Minnesota and conduct our principal operations in Minnesota, Washington, Oregon, Colorado, Arizona, Utah, Nevada and California. We do not own any of our facilities. The table below lists our leased facilities.

Location	Lease Expiration	Square Footage	Purpose
Minneapolis, MN	November 30, 2012	95,037	Main Office
Minneapolis, MN	April 15, 2009	17,342	Switch Facility/NOC
Golden Valley, MN	January 31, 2007	33,246	Office/Warehouse
Phoenix, AZ	May 15, 2010	5,545	Switch Facility
Phoenix, AZ	February 1, 2009	9,391	Office
Santa Rosa, CA	April 30, 2014	8,278	Switch Facility/NOC
Santa Rosa, CA	August 1, 2007	10,500	Office
Denver, CO	January 31, 2011	6,000	Switch Facility
Wheatridge, CO	November 30, 2006	9,000	Office/Warehouse
Wheatridge, CO	November 30, 2006	9,514	Office/Warehouse
Greenwood Village, CO	January 31, 2009	3,965	Office
Reno, NV	July 31, 2006	1,443	Office
Reno, NV	June 1, 2011	6,053	Switch Facility
Reno, NV	July 31, 2009	8,778	Switch Facility/Office
Portland, OR	February 28, 2006	9,760	Switch Facility
Portland, OR	December 31, 2009	7,028	Switch Facility
Portland, OR	June 30, 2008	15,033	Office/Warehouse
Salem, OR	April 30, 2009	7,997	Switch Facility
Salem, OR	April 30, 2006	13,695	Office
Eugene, OR	December 31, 2006	1,950	Office
Salt Lake City, UT	July 14, 2012	6,744	Switch Facility
Salt Lake City, UT	July 14, 2012	11,925	Office
Yakima, WA	September 30, 2014	5,750	Switch Facility/Office
Everett, WA	September 15, 2010	16,000	Switch Facility/Office
Seattle, WA	December 31, 2009	12,645	Switch Facility
Tukwila, WA	August 31, 2009	18,803	Office/Warehouse
Tacoma, WA	January 31, 2009	11,373	Switch Facility/Office
Tacoma, WA	July 31, 2009	3,332	Office

        We lease our main office facility in Minneapolis, Minnesota pursuant to a lease with St. Paul Properties, Inc. that expires on November 30, 2012 unless earlier terminated in accordance with the lease. We currently pay annual rent of approximately $737,000, which escalates annually in accordance with the rent schedule set forth in the lease to a maximum of approximately $879,000 for the final year of the lease term. We also pay monthly operating costs for our portion of all net costs, charges and expenses directly attributable to the operation, repair and maintenance of the buildings we occupy. At any time prior to November 30, 2010, we have the option to lease certain additional unused space in our current buildings at market rental rates.

        We are also party to various long term lease agreements pursuant to which we lease space for our switching equipment and facilities. We are generally required to pay minimum annual rental amounts that escalate over the term of the lease and our pro rata portion of property taxes and operating costs in excess of certain base amounts.

        We believe that the facilities used in our operations are suitable for their respective uses and adequate to meet our current needs. We are taking steps to consolidate or downsize office and switch facilities where we have overlap as a result of the ATI acquisition.

Legal Proceedings

        In April 2002, the Minnesota Public Utility Commission issued an order establishing a proceeding to set certain unbundled network element rates that would apply from that date forward. The Public

Utility Commission issued its order establishing those rates in March 2003. Qwest appealed the order to Federal District Court in Minnesota arguing that the Public Utility Commission lacked the authority to order that rates should apply retroactively and further, that certain of the rates ordered were neither supported by substantial evidence nor arrived at by proper application of the FCC's pricing rules. The district court ruled against Qwest on both issues and Qwest appealed the decision to the Eighth Circuit Court of Appeals. We were a party to the initial proceeding and have remained a party as have Qwest and other telecommunications services providers. If the court rules in Qwest's favor, the case could be remanded to the Public Utility Commission for further proceedings, which could result in higher unbundled network element rates.

        In addition, if the court finds that the FCC's April 2002 order was unlawful, purchasers of affected elements, including us, could potentially be required to pay additional amounts for such purchases. We cannot predict the outcome of this proceeding.

        We cannot predict the outcome of any of these proceedings or their effect on our business. We are party from time to time to other ordinary course disputes that we do not believe to be material.

REGULATION

Overview

        We are subject to federal, state, local and foreign laws, regulations, and orders affecting the rates, terms, and conditions of certain of our service offerings, our costs, and other aspects of our operations, including our relations with other service providers. Regulation varies from jurisdiction to jurisdiction, and may change in response to judicial proceedings, legislative and administrative proposals, government policies, competition, and technological developments. We cannot predict what impact, if any, such changes or proceedings may have on our business or results of operations, and we cannot guarantee that regulatory authorities will not raise material issues regarding our compliance with applicable regulations.

        In general, the FCC has jurisdiction over our facilities and services to the extent they are used in the provision of interstate or international communications services. State regulatory commissions, commonly referred to as Public Utility Commissions, generally have jurisdiction over facilities and services to the extent they are used in the provision of intrastate services, unless Congress or the FCC has preempted such regulation. Local governments may regulate aspects of our business through zoning requirements, permit or right-of-way procedures, and franchise fees. Foreign laws and regulations apply to communications that originate or terminate in a foreign country. Our operations also are subject to various environmental, building, safety, health, and other governmental laws and regulations. Generally, the FCC and Public Utility Commissions do not regulate the Internet, video conferencing, or certain data services, although the underlying communications components of such offerings may be regulated.

        Federal law generally preempts state statutes and regulations that restrict the provision of competitive local, long distance and enhanced services; consequently, we generally are free to provide the full range of local, long distance and data services in every state. While this federal preemption greatly increases our potential for growth, it also increases the amount of competition to which we may be subject. Enforcing federal preemption against certain state policies and programs may be costly and may involve considerable delay.

Federal Regulation

        The Communications Act grants the FCC authority to regulate interstate and foreign communications by wire or radio. We are regulated by the FCC as a non-dominant carrier because we do not possess market power such that we are able to control the market. Generally, the only dominant carriers are the incumbent telecommunications carriers, including the RBOCs. As a non-dominant carrier, we are subject to less comprehensive regulation than dominant carriers, but we remain subject to numerous requirements of the Communications Act, including certain provisions of Title II, applicable to all common carriers, which require us to offer service upon reasonable request and pursuant to just and reasonable charges and terms, and which prohibit unjust or unreasonable discrimination in charges or terms. The FCC has authority to impose additional requirements on non-dominant carriers.

        The Telecommunications Act amended the Communications Act to eliminate many barriers to competition in the U.S. communications industry. The Telecommunications Act set basic standards for relationships between competitive communications services providers, including relationships between new entrants and RBOCs. In general, the Telecommunications Act requires RBOCs to provide competitors with nondiscriminatory access to and interconnection with RBOC networks, and to provide unbundled network elements at cost-based prices. The FCC and Public Utility Commissions have adopted rules to implement the Telecommunications Act and to encourage competition.

        Long Distance Competition.    Section 271 of the Communications Act, enacted as part of the Telecommunications Act, established a process by which an RBOC could obtain authority to provide long distance service in a state within its region. The process required demonstrating to the FCC that the RBOC has adhered to a 14-point competitive checklist and that granting such authority would be in the public interest. On December 3, 2003, Qwest received FCC approval to provide in-state long distance service in the last of the 14 states in its region. Each of the other three RBOCs, Verizon, SBC, and BellSouth, already had received FCC approval to provide long distance services in each state within its respective region. Receipt of Section 271 authority by the RBOCs has resulted in increased competition in certain markets and services.

        Section 272 of the Communications Act requires that for a period of three years after receiving Section 271 approval in any state, an RBOC must provide long distance services through a separate affiliate and comply with certain other structural and operational safeguards. This separate affiliate requirement expires in each state automatically, unless the FCC extends the three-year period. To date, the separate affiliate requirement has expired by operation of law in several states and has not been extended by the FCC in any state. Issues related to RBOC safeguards after the sunset of the separate affiliate requirements are the subject of a pending FCC rulemaking proceeding.

        The RBOCs have a continuing obligation to comply with the 14-point competitive checklist, and are subject to continuing oversight by the FCC and Public Utility Commissions. Each RBOC must comply with state-specific Performance Assurance Plans, or PAPs, pursuant to which an RBOC that fails to provide access to its facilities in a timely and commercially sufficient manner must provide to affected competitive communications services providers compensation in the form of cash or service credits. We have received PAP payments from Qwest in Arizona, Colorado, Minnesota, Oregon, Utah and Washington. We receive PAP payments from SBC in Nevada and California. Our ability to obtain adequate interconnection and access to unbundled network elements on a timely basis could be adversely affected by an RBOC's failure to comply with its Section 271 obligations.

        Local Service Regulation.    The Telecommunications Act required the FCC, in addition to overseeing the entry of the RBOCs into the long distance market, to establish national rules implementing the local competition provisions of the Telecommunications Act, which impose duties on all local exchange carriers, including competitive communications services providers, to provide network interconnection, reciprocal compensation, resale, number portability, and access to rights-of-way. We are required to comply with these statutory obligations and the FCC's implementing rules.

        The Telecommunications Act imposes additional duties on RBOCs, including the duty to provide access on an unbundled basis to individual unbundled network elements, including network facilities, features, and capabilities, on non-discriminatory terms and cost-based rates; to allow competitors to interconnect with their networks in a nondiscriminatory manner at any technically feasible point on their networks; to permit colocation of competitors' equipment at RBOC premises; and to offer their retail services for resale at wholesale rates.

        Interconnection Agreements.    Pursuant to FCC rules implementing the Telecommunications Act, we negotiate interconnection agreements with RBOCs to obtain access to unbundled network elements and services, generally on a state-by-state basis. These agreements typically have three-year terms. We currently have interconnection agreements in effect with Qwest for the states of Arizona, Colorado, Minnesota, Oregon, Utah and Washington, with SBC for the states of Nevada and California, and with Verizon for the states of Washington and Oregon. If we enter new markets, we expect to establish interconnection agreements with RBOCs on an individual state basis. As discussed below, changes to our agreements based upon recent FCC orders ultimately will be incorporated into our interconnection agreements, but whether these changes will be effected by negotiation or arbitration is uncertain.

        We are in the process of renegotiating our interconnection agreements with Qwest for Colorado, Minnesota, and Washington. We anticipate that renegotiations will commence pursuant to statutory timeframes in the near future for our interconnection agreements with Qwest in Arizona, Oregon, and Utah. We have commenced renegotiation of our interconnection agreements with SBC for California and Nevada and with Verizon for Oregon and Washington. If any negotiation process does not produce, in a timely manner, an interconnection agreement that we find acceptable, we may petition the applicable Public Utility Commission to arbitrate any disputed issues. Arbitration decisions in turn may be appealed to federal courts. We cannot predict how successful we will be in negotiating terms critical to our provision of local network services, and we may be forced to arbitrate certain provisions of necessary agreements. We are not a party to any current interconnection agreement arbitration proceeding. Other interconnection agreement arbitration proceedings before various state commissions may result in decisions that could affect our business, but we cannot predict the extent of any such impact. As an alternative to negotiating an interconnection agreement, we may adopt, in its entirety, another carrier's approved agreement.

        Unbundled Network Elements.    The Telecommunications Act requires RBOCs to provide requesting telecommunications carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point at rates, terms and conditions that are just, reasonable and non-discriminatory, in accordance with the other requirements set forth in Sections 251 and 252 of the Communications Act. The Telecommunications Act gives the FCC authority to determine which network elements must be made available to requesting carriers such as us. For network elements that are not proprietary, the FCC is required to determine whether the failure to provide access to such network elements would impair the ability of the carrier seeking access to provide the services it seeks to offer. The FCC has determined that most network elements are nonproprietary in nature and thus are subject to the "impair" standard. The FCC's initial list of RBOC network elements that are required to be unbundled on a national basis, or unbundled network elements, was released in 1996.

        When the FCC first adopted unbundled network element rules, it indicated that it would reexamine the list of unbundled network elements every three years. In December 2001, the FCC initiated its first so-called "triennial review" of those rules. In August 2003, in the Triennial Review Order, the FCC substantially modified its rules governing access to unbundled network elements. The FCC redefined the "impair" standard, concluding that a requesting carrier is impaired when a lack of access to a unbundled network element poses barriers to entry, including operational and economic barriers that are likely to make entry into a market uneconomic. The FCC limited requesting carrier access to certain aspects of the loop, transport, switching and signaling/databases unbundled network elements but continued to require some unbundling of these elements. In the Triennial Review Order, the FCC also determined that certain broadband elements, including fiber-to-the-home, or FTTH, loops in greenfield situations, broadband services over FTTH loops in overbuild situations, packet switching, and the packetized portion of hybrid loops, are not subject to unbundling obligations.

        On March 2, 2004, the U.S. Court of Appeals for the District of Columbia Circuit, or the D.C. Circuit, in United States Telecom Ass'n v. FCC, or the USTA II decision, vacated certain portions of the Triennial Review Order and remanded to the FCC for further proceedings. Specifically, the D.C. Circuit vacated the FCC's delegation of decision-making authority to state commissions and several of the FCC's nationwide impairment determinations. The D.C. Circuit also found that the FCC used a flawed methodology when making certain impairment determinations, including those relating to the mass market switching and local transport network elements, and remanded those determinations to the FCC for further analysis and justification. The D.C. Circuit affirmed the FCC's decision to relieve the RBOCs from unbundling obligations with respect to broadband elements. The D.C. Circuit did not make a formal pronouncement regarding the status of the FCC's finding regarding business market loops.

        On February 4, 2005, the FCC released the Triennial Review Remand Order. The Triennial Review Remand Order became effective on March 11, 2005. The Triennial Review Remand Order limits access to certain unbundled network elements in specific situations in which the FCC considers that competitive communications services providers are not impaired without access to the unbundled network element: First, unbundled switching will be eliminated after a one-year transition period.

During the transition, carriers will pay $1 per line more for unbundled switching and may not order new lines. Second, DS1 transport unbundled network elements will no longer be available between wire centers that contain at least 38,000 business lines or have at least four fiber-based colocators. Third, DS3 transport or dark fiber unbundled network elements will no longer be available between wire centers containing at least 24,000 business lines or at least three fiber-based colocators. Dark fiber is a segment of fiber optic cabling that has not been "lit," or equipped with the electronics necessary to transmit signals or service. Fourth, transport unbundled network elements between RBOC wire centers and competitive communications services provider switches will no longer be available. Fifth, DS1 unbundled network element loops will not be available to any building in a wire center containing at least 60,000 business lines and at least four fiber-based colocators. Sixth, DS3 unbundled network element loops will not be available to any building in a wire center containing at least 38,000 business lines and at least four fiber-based colocators. Seventh, dark fiber unbundled network element loops will no longer be available. The Order provides a one-year transition period for DS1 and DS3 transport and loops and an 18-month transition period for dark fiber facilities. Rates for unbundled network elements that are no longer available will increase by 15% during the transition year, and competitive communications services providers will not be able to order additional unbundled network elements along routes or to buildings that no longer qualify. There is no transition period for transport unbundled network elements between RBOC wire centers and our switches.

        We do not lease material numbers of UNE-P lines from either SBC or Verizon. With respect to our UNE-P lines leased from Qwest, we have entered into a commercial agreement referred to as Qwest's Platform Plus, or QPP. Under QPP, we continue to have access to unbundled switching over a three-and-one-half year period at gradually increasing rates.

        We do not use DS3 unbundled network element loops or dark fiber loops. Consequently, we are unaffected by these portions of the Triennial Review Remand Order. However, we do use DS1 loops and transport, DS3 transport, and a de minimis amount of dark fiber transport, and certain of our wire centers and routes will be affected by the Triennial Review Remand Order. Our costs for existing unbundled network elements affected by the Triennial Review Remand Order will increase an estimated 15% during the year-long transition period provided by the Triennial Review Remand Order. We will have to place new orders for delisted unbundled network elements as special access orders, generally at prices significantly higher than unbundled network element rates, unless we can locate alternative suppliers offering more favorable rates.

        We have estimated our increased costs due to the Triennial Review Remand Order to be approximately $2.7 million in 2005. This includes the increased costs of QPP, the increased cost of transitional unbundled network elements, and the need to replace unbundled network elements no longer available through special access orders or through other suppliers. We estimate our increased costs due to the Triennial Review Remand Order for 2006 to be approximately $3.1 million. Our estimates are based upon assumptions concerning market demand for our products and our ability to secure alternative suppliers of facilities in certain areas.

        Shortly after adoption of the Triennial Review Remand Order in December 2004, the RBOCs petitioned the D.C. Circuit, asking it to retain jurisdiction over the proceeding and also to adopt an expedited briefing schedule for the appeal of the Triennial Review Remand Order. The FCC and various competitive communications services providers filed responses, arguing that no intervention by the Court is necessary. On March 16, 2005, the Court dismissed the petition without prejudice, leaving parties free to appeal the Triennial Review Remand Order or to petition the Court for a writ of mandamus with respect to the final rules. Several competitive communications services providers, including us, have already filed appeals in various Circuit Courts, and the RBOCs and their trade association, the United States Telephone Association, have also appealed. Several parties have filed for reconsideration of the Triennial Review Remand Order at the FCC. On March 15, 2005, the FCC rejected Verizon's Petition for Stay of the Triennial Review Remand Order pending judicial review. We have joined several other carriers in petitioning the FCC to reconsider several issues in the Triennial Review Remand Order in addition to joining in an appeal of the Triennial Review Remand Order. We cannot predict what effects, if any, these various legal proceedings may have upon our business.

        Following adoption of the Triennial Review Remand Order, Qwest informed us that it planned to invoke the "change of law" provisions in our interconnection agreements. These provisions generally provide that when a party to the agreement believes that its obligations under the agreement have changed as a result of a change in applicable law, it may request that the other party enter into negotiations to amend the agreement, and that in the event the parties are unable to agree upon an amendment, the dispute is to be arbitrated either by a neutral arbitrator or by the relevant state commission. We have commenced negotiations with Qwest regarding amendments to our interconnection agreements, but we do not know when such negotiations might conclude or the impact on our business of an amendment to any of our interconnection agreements resulting from such negotiations, apart from the impacts discussed above.

        FCC rules implementing the local competition provisions of the Telecommunications Act permit competitive communications services providers to lease unbundled network elements at rates determined by Public Utility Commissions employing the FCC's Total Element Long Run Incremental Cost, or TELRIC, forward-looking, cost-based pricing model. On September 15, 2003, the FCC opened a proceeding reexamining the TELRIC methodology and wholesale pricing rules for communications services made available for resale by RBOCs in accordance with the Telecommunications Act. This proceeding will comprehensively re-examine whether the TELRIC pricing model produces unpredictable pricing inconsistent with appropriate economic signals; fails to adequately reflect the real-world attributes of the routing and topography of an RBOC's network; and creates disincentives to investment in facilities by understating forward-looking costs in pricing RBOC network facilities and overstating efficiency assumptions. We have participated in this proceeding as a member of a consortium of competitive communications services providers. To date the FCC has not yet issued revised TELRIC rules. The application and effect of a revised TELRIC pricing model on the communications industry generally and on certain of our business activities cannot be determined at this time.

        In orders released in August 2004, the FCC extended unbundling relief to FTTH loops serving predominantly residential multiple dwelling units, and granted the same unbundling relief to fiber-to-the-curb, or FTTC, that it has applied to FTTH. We do not know where Qwest, SBC or Verizon have replaced their copper facilities with fiber or where they may do so in the future. Consequently, we cannot determine the impact these orders will have upon our business. Because we serve business customers only, we do not believe these orders will substantially affect our business.

        On October 27, 2004, the FCC issued an order granting requests by the RBOCs that the FCC forbear from enforcing the independent unbundling requirements of Section 271 of the Communications Act with regard to the broadband elements that the FCC had determined in the Triennial Review Order are not subject to unbundling obligations (FTTH loops, FTTC loops, the packetized functionality of hybrid loops, and packet switching). The FCC declined to address broader forbearance requests by SBC and Qwest, who had asked the FCC to forbear from applying Section 271 requirements to any element that the FCC has determined no longer meets the impairment standard. Legal challenges to these orders are ongoing.

        Several proceedings are underway at the FCC which may affect our ability to access broadband Internet services as unbundled network elements. In 2002, the FCC issued a Notice of Proposed Rulemaking, or NPRM, on Wireline Broadband/Cable Modem Classification Proceedings. More recently, several RBOCs have filed petitions requesting that the FCC forbear from enforcing its unbundling rules with respect to broadband services. These proceedings ask whether the broadband Internet services provided by incumbent carriers are properly classified as telecommunications services and if so, whether the FCC should forbear from enforcing otherwise applicable unbundling and other requirements. We cannot predict the outcome of these proceedings or the effects they may have upon our business.

        Colocation.    FCC rules generally require RBOCs to permit competitors to colocate equipment used for interconnection and/or access to unbundled network elements. Changes to those rules, upheld in 2002 by the D.C. Circuit, allow competitors to colocate multifunctional equipment and require RBOCs to provision cross-connects between colocated carriers. We cannot determine the effect, if any, of future changes in the FCC's colocation rules on our business or operations.

        Intercarrier Compensation.    The FCC's intercarrier compensation rules include rules governing access charges, which govern the payments that interexchange carriers and commercial mobile radio service providers make to local exchange carriers to originate and terminate long distance calls, and reciprocal compensation rules, which generally govern the compensation between telecommunications carriers for the transport and termination of local traffic. We purchase long distance service on a wholesale basis from an interexchange carrier who pays access fees to local exchange carriers for the origination and termination of our long distance communications traffic. Generally, intrastate access charges are higher than interstate access charges. Therefore, to the degree access charges increase or a greater percentage of our long distance traffic is intrastate, our costs of providing long distance services will increase. As a competitive communications services provider, we bill long distance providers access charges for the origination and termination of those providers' long distance calls. Accordingly, in contrast with our long distance operations, our local exchange business benefits from the receipt of intrastate and interstate long distance traffic. As an entity that collects and remits access charges, we must properly track and record the jurisdiction of our communications traffic and remit or collect access charges accordingly. The result of any changes to the existing regulatory scheme for access charges or a determination that we have been improperly recording the jurisdiction of our communications traffic could have a material adverse effect on our business.

        Our costs of providing long distance services, and our revenues from the long distance calls that originate or terminate over our facilities, also are affected by changes in access charge rates imposed on competitive communications services providers. Pursuant to the FCC's 2001 competitive communications services provider Access Charge Order, which lowered the interstate rates that competitive communications services providers may charge long distance carriers for the origination and termination of calls over local facilities, access rates were reduced during 2003 and 2004. AT&T and Sprint have appealed the competitive communications services provider Access Charge Order to the D.C. Circuit, arguing that the FCC's benchmark rates are too high.

        The FCC issued the first Access Charge Reform Report and Order in 1997. Although the FCC has since issued five further orders in that docket, several petitions for reconsideration and clarification of the 1997 Order remain pending. On December 15, 2003, the FCC issued a public notice requesting that the parties to such petitions file supplemental notices identifying any issues that were raised in the petitions that have not been otherwise resolved. We cannot predict whether the FCC will further modify its access charge rules as a result of this proceeding, or the effect that any such changes would have on our business.

        Over the last several years, the FCC has granted RBOCs significant flexibility in pricing interstate special and switched access services. In August 1999, the FCC granted immediate pricing flexibility to many RBOCs and established a framework for granting greater flexibility in the pricing of all interstate access services once an RBOC market satisfies certain prescribed competitive criteria. In February 2001, the D.C. Circuit upheld the FCC's prescribed competitive criteria. To date, the FCC has granted pricing flexibility in numerous specific markets to the RBOCs, including Qwest. Qwest has used this pricing flexibility to increase its special access rates. On January 31, 2005, the FCC released a Notice of Proposed Rulemaking seeking comment on the appropriate regulatory framework to apply to interstate special access services offered by local exchange carriers regulated by prices they may charge for services (including Qwest), including whether to maintain, modify, or repeal the pricing flexibility rules. The FCC noted the increasing significance of RBOC interstate special access services as a key input for business customers, wireless carriers, interexchange carriers and competitive communications services providers. In addition, the role of special access services is likely to be debated and closely examined in the context of the pending SBC and AT&T and of Verizon and MCI? merger approval proceedings, although we cannot predict the impact of these FCC proceedings at this time. To the extent we lose access to unbundled network elements and must purchase special access services instead, our costs will increase.

        The FCC has stated that existing intercarrier compensation rules constitute transitional regimes and has promised to reform them. On March 3, 2005, the FCC released a Further Notice of Proposed Rulemaking seeking comment on a variety of proposals to replace the current system of intercarrier payments, under which the compensation rate depends on the type of traffic at issue, the type of carriers involved, and the end points of the communication, with a unified approach for access charges and reciprocal compensation. Comments have not yet been filed. Because we both make payments to and receive payments from other carriers for the exchange of local and long distance calls, we will be affected by changes in the FCC's intercarrier compensation rules. We cannot predict the impact that any such changes may have on our business.

        Detariffing.    Consistent with other deregulatory measures, the FCC has largely eliminated carriers' obligations to file with the FCC tariffs containing prices, terms and conditions of service. All carriers, including us, were required to complete this detariffing process for interstate domestic commercial, or customer-specific, services by January 31, 2001, for consumer mass-market services by July 31, 2001, and for international services by January 2002. In lieu of federal tariffs, the FCC requires carriers with corporate web sites to post information relating to the rates, terms, and conditions of services on their web sites. Detariffing precludes our ability to rely on filed rates, terms, and conditions as a means of providing notice to customers of prices, terms and conditions under which we offer services, and requires us instead to rely on individually negotiated agreements with end-users. We remain subject to the Communications Act's requirements that rates, terms and conditions of communications service be just, reasonable, and not discriminatory, and we are subject to the FCC's jurisdiction over customer complaints regarding our communications services.

        In 2002, a coalition of consumer-protection advocates and Public Utility Commissions asked the FCC to require non-dominant interexchange carriers to give at least 30 days advance written notice to their presubscribed customers of any material change to the rates, terms or conditions of a carrier-customer agreement. The coalition argued that since detariffing took effect, customer agreements generally offered by large long distance carriers reserve for the carriers the right to unilaterally change rates, terms and conditions at any time, thereby preventing consumers from making informed decisions regarding the terms under which they acquire service from carriers. To date, the FCC has not instituted such a proceeding. If adopted, such requirements could constrain our ability to modify our rates, terms and conditions in response to competitive market pressures.

        Universal Service.    Section 254 of the Communications Act and the FCC's implementing rules require all communications carriers providing interstate or international communications services to periodically contribute to the Universal Service Fund, or USF. The USF supports four programs administered by the Universal Service Administrative Company with oversight from the FCC: (i) communications and information services for schools and libraries, (ii) communications and information services for rural health care providers, (iii) basic telephone service in regions characterized by high communications costs or low income levels, and (iv) interstate common line support. Periodic USF contribution requirements currently are measured and assessed based on the total subsidy funding needs and each contributor's percentage of the total of certain interstate and international end-user communications revenues reported to the FCC by all communications carriers. We measure and report our revenues in accordance with rules adopted by the FCC. The contribution rate factors are calculated and revised quarterly and we are billed for our contribution requirements each month based on projected interstate and international end-user communications revenues, subject to periodic true up.

        USF contributions may be passed through to consumers on an equitable and nondiscriminatory basis either as a component of the rate charged for communications services or as a separately invoiced line item. Since April 1, 2003, communications carriers have been prohibited from using a separate line item on invoices to identify as a recovery of USF contributions amounts that exceed the rate of actual USF contributions.

        A proceeding pending before the FCC has the potential to significantly alter our USF contribution obligations. The FCC is considering changing the basis upon which our USF contributions are determined from a revenue percentage measurement to a connection or telephone number measurement. Adoption of this proposal could have a material adverse affect on our costs, our ability to separately list USF contributions on end-user bills, and our ability to collect these fees from our customers. In addition, Congress is examining USF contribution issues this year, and could move forward on legislation to change the current approach.

        The application and effect of changes to the USF contribution requirements and similar state requirements on the communications industry generally and on certain of our business activities cannot be predicted. If our collection procedures result in over collection, we could be required to make reimbursements of such over collection and be subject to penalty, which could have a material adverse affect on our business, financial condition and results of operations. If a federal or state regulatory body determines that we have incorrectly calculated or remitted any USF contribution, we could be subject to the assessment and collection of past due remittances as well as interest and penalties thereon. We do not receive any revenues from the USF.

        Telephone Numbering.    The FCC oversees the administration and the assignment of local telephone numbers, an important asset to voice carriers, through NeuStar, Inc., in its capacity as North American Numbering Plan Administrator. Extensive FCC regulations govern telephone numbering, area code designation, and dialing procedures. Since 1996, the FCC has permitted businesses and residential customers to retain their telephone numbers when changing local telephone companies, referred to as local number portability. The availability of number portability is important to competitive communications services providers like us, because customers, especially businesses, may be less likely to switch to a competitive carrier if they cannot retain their existing telephone numbers.

        The FCC and Public Utility Commissions work with industry groups and companies to address potential problems stemming from the depletion in certain markets of the pool of telephone numbers that competitive communications services providers make available to their customers. If a sufficient amount of telephone numbers is not available to us in a market, our operations in that market may be adversely affected or we may be unable to enter that market until sufficient numbers become available. Consolidation among operating competitive communications services providers appears to have reduced, at least in the short term, the demand for new blocks of telephone numbers and the risk of telephone number depletion.

        Slamming.    A customer's choice of local or long distance communications company is encoded in the customer's record, which is used to route the customer's calls so that the customer is served and billed by the desired company. A customer may change service providers at any time, but the FCC and some states regulate this process and require that specific procedures be followed. Slamming occurs when these specific procedures are not followed, such as when a customer's service provider is changed without proper authorization or as a result of fraud. The FCC has levied substantial fines for slamming. The risk of financial damage, in the form of fines, penalties and legal fees and costs and to business reputation from slamming is significant. We maintain internal procedures designed to ensure that our new subscribers are switched to us and billed in accordance with federal and state regulations. Because of the volume of service orders that we may process, it is possible that some carrier changes inadvertently may be processed without authorization. Therefore, we cannot guarantee that we will not be subject to slamming complaints in the future.

        Communications Assistance for Law Enforcement Act.    The Communications Assistance for Law Enforcement Act, or CALEA, requires competitive communications services providers to provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant, and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. Because we provide facilities-based services, we incur costs in meeting these requirements. Noncompliance with these requirements could result in substantial fines. Although we will attempt to comply, we cannot assure that we would not be subject to a fine in the future.

        Network Information.    FCC rules protect the privacy of certain information about customers that communications carriers, including us, acquire in the course of providing communications services. Such protected information, known as Customer Proprietary Network Information, or CPNI, includes information related to the quantity, technological configuration, type, destination and the amount of use of a communications service. The FCC's initial CPNI rules prevented a carrier from using CPNI to market certain services without the express approval of the affected customer, referred to as an opt-in approach. In July 2002, the FCC revised its opt-in rules in a manner that limits our ability to use the CPNI of our subscribers without first engaging in extensive customer service processes and record keeping. We use our subscribers' CPNI in accordance with applicable regulatory requirements. However, if a federal or state regulatory body determines that we have implemented those guidelines incorrectly, we could be subject to fines or penalties. In addition, correcting our internal customer systems and CPNI processes could generate significant administrative expenses.

        Regulation of Internet Service Providers and VoIP.    To date, the FCC has treated Internet service providers, or ISPs, as enhanced service providers exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the USF. Nevertheless, regulations governing the disclosure of confidential communications, copyright, excise tax and other requirements may apply to our Internet access services. In addition, Congress has passed a number of laws that concern the Internet and Internet users. Generally, these laws limit the potential liability of ISPs and hosting companies that do not knowingly engage in unlawful activity. We expect that Congress will consider this year a variety of bills, some of which, if signed into law, could impose obligations on us to monitor the Internet activities of our customers.

        Where competitive communications services providers have offered enhanced services in addition to their communications services, the FCC and Public Utility Commissions generally have exempted the enhanced service component and its associated revenue from legacy communications regulations. Some of the services we provide are enhanced services. Future and pending FCC and state proceedings and possible legislation may significantly affect our provision of enhanced services.

        The use of the public Internet and private Internet protocol networks to provide voice communications services, including Voice over Internet Protocol, or VoIP, is a relatively recent market development. The provision of such services is largely unregulated within the United States. In a 1998 Report to Congress, the FCC declined to conclude that IP telephony services constitute telecommunications services and stated that it would undertake a subsequent examination of whether certain forms of phone-to-phone Internet telephony are information services or telecommunications services. The FCC indicated that, in the future, it would consider the extent to which phone-to-phone Internet telephony providers could be considered telecommunications carriers such that they could be subject to regulations governing traditional telephone companies. The FCC also stated that, although it did not have a sufficient record upon which to make a definitive ruling, the record suggested that, to the extent that certain forms of phone-to-phone IP telephony appear to possess the same characteristics as traditional communications services and to the extent the providers of those services utilize circuit-switched access in the same manner as interexchange carriers, the FCC may find it reasonable to require that IP telephony providers pay similar access charges. The FCC recognized, however, that it should consider forbearing from imposing rules that would apply to phone-to-phone Internet telephony providers if they were classified as telecommunications carriers. To date, the FCC has not imposed regulatory surcharges or traditional common carrier regulation upon providers of Internet communications services.

        On June 3, 2005, the FCC adopted a rule requiring providers of interconnected VoIP service (service that allows a user to receive calls originating from, and to terminate calls to, the public switch telephone network) to supply, as a standard feature, enhanced 911, or E911, capabilities to their customers, and to provide E911 from wherever the customer uses the service. By November 28, 2005, all interconnected VoIP providers must submit a letter to the FCC detailing their compliance with this rule. The FCC also imposed a July 29, 2005 deadline by which interconnected VoIP providers must advise all subscribers of the circumstances under which E911 service may not be available or may be limited in comparison with traditional 911 service; obtain a record of affirmative acknowledgement by every subscriber of having received and understood the advisory; and distribute to their subscribers labels warning if E911 is limited or not available. Unlike wireline and wireless carriers providing E911 service, neither Congress nor the FCC has exempted interconnected VoIP service providers from liability under state law. The FCC also plans to impose additional E911 obligations on interconnected VoIP providers and has sought comment on what additional rules it should adopt to ensure that interconnection VoIP service providers provide ubiquitous and reliable E911 service.

        Other pending FCC proceedings will affect the regulatory status of Internet telephony. On February 12, 2004, the FCC adopted a notice of proposed rulemaking to address, in a comprehensive manner, the future regulation of services and applications making use of Internet protocol, including VoIP. In the absence of federal legislation, we expect that through this proceeding the FCC will resolve certain regulatory issues relating to VoIP services and develop a regulatory framework that is unique to IP telephony providers or that subjects VoIP providers to minimal regulatory requirements. We cannot predict when the FCC may take such actions. The FCC may determine that certain types of Internet telephony should be regulated like basic interstate communications services, rendering VoIP calls subject to the access charge regime that permits local telephone companies to charge long distance carriers for the use of the local telephone networks to originate and terminate long distance calls, generally on a per minute basis. The FCC also may conclude that Internet telephony providers should contribute to the USF. The FCC's pending review of intercarrier compensation policies (discussed above) also may have an adverse impact on enhanced service providers. In addition, Congress has held hearings and is closely examining the regulatory framework for Internet telephony and VoIP services, and could pass legislation this year regarding preemption, USF, 911 emergency access, and access charge requirements.

        In a series of decisions issued in 2004, the FCC clarified that the FCC, not the state Public Utility Commissions, has jurisdiction to decide the regulatory status of IP-enabled services, including VoIP. On November 12, 2004, in response to a request by Vonage, a VoIP services provider, the FCC issued an order preempting traditional telephone company regulation of VoIP service by the Minnesota Public Utility Commission, finding that the service cannot be separated into interstate and intrastate communications without negating federal rules and policies. In September 2003, the Minnesota Public Utility Commission issued an order requiring Vonage to comply with Minnesota laws that regulate telephone companies. That order was appealed to the U.S. District Court for the District of Minnesota, which enjoined enforcement of the order pending action by the FCC on Vonage's request for preemption. Earlier this year, the federal Court of Appeals for the Eighth Circuit upheld the injunction.

        On October 18, 2002, AT&T filed a petition with the FCC seeking a declaratory ruling that would prevent RBOCs from imposing traditional circuit-switched access charges on phone-to-phone IP services. In April 2004, the FCC issued an order concluding that, under current rules, AT&T's phone-to-phone IP telephony service is a telecommunications service upon which interstate access charges may be assessed. AT&T's service consists of an interexchange call initiated by an end-user who dials 1 + the called number from a regular telephone. When the call reaches AT&T's network, AT&T converts it into an IP format and transports it over AT&T's Internet backbone. AT&T then converts the call back from the IP format and delivers it to the called party through local exchange carrier local business lines. This decision is thus limited to interexchange service that: (1) uses ordinary customer premises equipment with no enhanced functionality; (2) originates and terminates on the public switched telephone network; and (3) undergoes no net protocol conversion and provides no enhanced functionality to end-users due to the provider's use of IP technology. The FCC made no determination regarding retroactive application of its ruling, and stated that the decision does not preclude it from adopting a different approach when it resolves the IP-Enabled Services or Intercarrier Compensation rulemaking proceedings.

        On February 5, 2003, pulver.com filed a petition with the FCC seeking a declaratory ruling that its Free World Dialup service, which facilitates point-to-point broadband Internet protocol voice communications, is neither telecommunications nor a telecommunications service as these terms are defined in the Communications Act. The FCC granted the pulver.com petition on February 12, 2004, establishing that Free World Dialup is an information service, as defined in the Communications Act. The FCC limited this finding to VoIP services that, like Free World Dialup, exist solely as an Internet application, similar to electronic mail and instant messaging, and which do not rely on the public switched telephone network. Information services are subject to federal regulatory authority, but may not be regulated by state authorities.

        On December 23, 2003, Level 3 Communications, Inc. filed a petition asking the FCC to forbear from applying interstate and intrastate access charges to VoIP communications. The FCC issued a Public Notice in January 2004 seeking comment on the petition, but Level 3 withdrew its petition on March 21, 2005 in deference to the appointment of new leadership (noting that it could refile the petition or take alternative actions to seek resolution of these issues).

        Other aspects of VoIP and Internet telephony services, such as regulations relating to the confidentiality of data and communications, copyright issues, taxation of services and licensing may be subject to federal or state regulation. Congress may adopt legislation that imposes obligations on Internet telephony and VoIP providers. Similarly, changes in the legal and regulatory environment relating to the Internet connectivity market, including regulatory changes that affect communications costs or that may increase the likelihood of competition from RBOCs or other communications companies could increase our costs of providing service.

        Calling Cards.    On February 23, 2005, the FCC found that AT&T unlawfully avoided paying millions of dollars of universal service contributions and other fees related to a long distance calling card service marketed by the company. The FCC rejected an assertion by AT&T that its practice of inserting advertisements in the calling card service transformed it into an unregulated "information service" not subject to universal service assessments. The advertisements are incidental to the underlying telecommunications service offered to the cardholder, the FCC found, and do not change the regulatory status of the service. The FCC ordered AT&T to file revised universal service contributions forms for the entire period that AT&T has provided its calling card service. In its November 2004 filings with the Securities and Exchange Commission, AT&T reported that it had avoided $160 million in universal service contributions on the card since 1999. The FCC also rejected AT&T's assertion that calls made within a state should not be subject to intrastate access charges. AT&T said the calls are exempt because they are routed through AT&T's out-of-state switching platform. The FCC generally determines the jurisdiction of a call by its endpoints; calls that originate and terminate in the same state are considered jurisdictionally intrastate. The FCC also initiated a rulemaking to address comprehensively the appropriate regulatory regime for all calling cards. We offer calling card services to our customers. We have taken our calling card revenues into account in calculating our universal service contributions and do not believe that the FCC's determinations in the

AT&T decision affect us. We think it is unlikely, but we cannot be certain, that the announced rulemaking will result in any detrimental changes to our accounting treatment for those services.

        Taxes and Regulatory Fees.    We are subject to numerous local, state and federal taxes and regulatory fees, including but not limited to a three percent federal excise tax on communications service, FCC and PUC regulatory fees. We have procedures in place to ensure that we properly collect taxes and fees from our customers and remit such taxes and fees to the appropriate entity pursuant to applicable law and/or regulation. If our collection procedures prove to be insufficient or if a taxing or regulatory authority determines that our remittances were inadequate, we could be required to make additional payments, which could have a material adverse effect on our business. Legislation to eliminate the federal excise tax on telecommunications has been introduced in Congress; however, because we collect the tax from our customers, elimination of the tax would not impact our business.

        On July 2, 2004, the Internal Revenue Service issued an advance notice of proposed rulemaking asking for public comment on expanding the current three percent excise tax to new communications services, such as VoIP and other IP-based services, applications, and technologies, to reflect changes in technology. The comment period expired September 30, 2004. We cannot predict the outcome of this proceeding on our business.

State Regulation

        The Communications Act maintains the authority of individual states to impose their own regulation of rates, terms and conditions of intrastate services, so long as such regulation is not inconsistent with the requirements of federal law or has not been preempted. Because we provide communications services that originate and terminate within individual states, including both local service and in-state long distance toll calls, we are subject to the jurisdiction of the Public Utility Commission and other regulators in each state in which we provide such services. For instance, we must obtain a Certificate of Public Convenience and Necessity, or CPCN, or similar authorization before we may commence the provision of communications services in a state. We have obtained CPCNs to provide facilities-based or resold competitive local and interexchange service in Arizona, Colorado, Minnesota, Nevada, Oregon, Utah and Washington. We recently received authorization to provide local and long distance telephone service in Texas and California. There can be no guarantee that we will receive authorizations we may seek in other states in the future. As our local service business expands, we may offer additional intrastate services and may become subject to additional state regulations.

        In addition to requiring certification, state regulatory authorities may impose tariff and filing requirements and obligations to contribute to state universal service and other funds. State commissions also have jurisdiction to approve negotiated rates, and to establish rates through arbitration, for interconnection, including rates for unbundled network elements. Changes in rates for unbundled network elements could have a material adverse effect on our business. Most state commissions also have authority, either directly or indirectly in response to a complaint, to require us to change the rates, terms and conditions of our intrastate service offerings, which could have a material adverse effect on our business.

        We also are subject to state laws and regulations regarding slamming, cramming, and other consumer protection and disclosure regulations. These rules could substantially increase the cost of doing business in any particular state. State commissions have issued or proposed substantial fines against competitive communications services providers for slamming or cramming. The risk of financial damage, in the form of fines, penalties and legal fees and costs and to business reputation from slamming is significant. A slamming complaint before a state commission could generate substantial litigation expenses. In addition, state law enforcement authorities may use their consumer protection authority against us if we fail to meet applicable state law requirements.

        States also retain the right to sanction a service provider or to revoke certification if a service provider violates relevant laws or regulations. If any regulatory agency were to conclude that we are or were providing intrastate services without the appropriate authority, the agency could initiate enforcement actions, which could include the imposition of fines, a requirement to disgorge revenues, or refusal to grant regulatory authority necessary for the future provision of intrastate services.

        We may be subject to requirements in some states to obtain prior approval for, or notify the state commission of, any transfers of control, sales of assets, corporate reorganizations, issuance of stock or debt instruments and related transactions. Although we believe such authorizations could be obtained in due course, we can not assure you that state commissions would grant us authority to complete any of these transactions, or that such authority would be granted on a timely basis.

        Rates for intrastate switched access services, which we provide to long distance companies to originate and terminate in-state toll calls, are subject to the jurisdiction of the state in which the call originated and/or terminated. Such regulation by states could have a material adverse affect on our revenues and business opportunities within that state. Public Utility Commissions also regulate the rates RBOCs charge for interconnection of network elements with, and resale of, services by competitors. In response to the USTA II decision and the FCC's ongoing Triennial Review Order proceedings, some state commissions have continued proceedings to address issues affecting the rates, terms and conditions of intrastate services while other states suspended or terminated their proceedings. Any such proceedings may affect the rates, terms, and conditions contained in our interconnection agreements. The pricing, terms and conditions under which the RBOC in each of the states in which we currently operate offers such services may preclude our ability to offer a competitively viable and profitable product within these and other states on a going forward basis.

        State governments and regulators may attempt to assert jurisdiction over the provision of intrastate IP communications services. Various state regulatory authorities already have initiated proceedings to examine the regulatory status of Internet telephony services. While most PUCs have not indicated an intention to impose traditional communications regulatory requirements on IP telephony, some Public Utility Commissions have issued rulings that may be interpreted differently. For instance, a state court in Colorado has ruled that the use of the Internet to provide certain intrastate services does not exempt an entity from paying intrastate access charges. Prior to imposing regulatory burdens on VoIP providers, however, the Colorado Public Utility Commission opened a docket to investigate whether it has jurisdiction to regulate VoIP services. Any such state proceedings will be affected by the FCC's IP Telephony rulemaking proceeding, in which the FCC is considering the extent to which conflicting state regulation of IP telephony is preempted.

        State legislatures and state Public Utility Commissions also regulate, to varying degrees, the terms and conditions upon which our competitors conduct their retail businesses. In general, state regulation of RBOC retail offerings is greater than the level of regulation applicable to competitive communications services providers. Qwest, SBC and Verizon either have obtained or are actively seeking some level of deregulation, either through amendment of state law or through proceedings before state Public Utility Commissions. We cannot predict whether these efforts will materially affect our business.

Local Regulation

        In some municipalities where we have installed facilities, we are required to pay license or franchise fees based on a percentage of our revenue generated from within the municipal boundaries. Wireless and broadband communications services providers are not subject to license or franchise fees. We cannot guarantee that fees will remain at their current levels following the expiration of existing franchises or that other local jurisdictions will not impose similar fees. We cannot predict whether such fees will detrimentally affect our ability to compete against other communications service providers.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position(s)
Richard A. Smith	54	Director, President and Chief Executive Officer
Geoffrey M. Boyd	38	Chief Financial Officer
Robert E. Pickens	44	Executive Vice President, Marketing
David A. Kunde	45	Executive Vice President, Engineering and Network Operations
Arlin B. Goldberg	49	Executive Vice President, Information Technology
J. Jeffery Oxley	51	Executive Vice President, Law and Policy
Steven K. Wachter	44	Executive Vice President, Sales
Clifford D. Williams	57	Chairman of the Board and Founder
Louis L. Massaro(1)	58	Director
Marvin C. Moses (1)(3)	60	Director
Mark E. Nunnelly (2)	46	Director
Ian K. Loring (1)(3)	38	Director
James P. TenBroek (2)(3)	44	Director

(1)
Member of the Audit Committee.
(2)
Member of the Compensation Committee.
(3)
Member of the Nominating and Corporate Governance Committee.

        Richard A. Smith has served as our Chief Executive Officer since August 2003, as President since April 2000 and as a member of the board of directors since July 2000. He also served as our Chief Financial Officer from October 1998 to April 2000 and as Chief Operating Officer from March 1999 to July 2003. From 1972 to 1998, Mr. Smith held various positions at Frontier, including controller, chief information officer, president of Frontier Information Technologies, vice president of Midwest Telephone Operations, network plant operations director, director of business development and vice president of financial management. Mr. Smith holds degrees in Electrical Technology from the Rochester Institute of Technology, Electrical Engineering from the State University of New York at Brockport, and Business from the University of Rochester's Simon School.

        Geoffrey M. Boyd has served as our Chief Financial Officer since March 2000. From November 1998 to March 2000, Mr. Boyd was chief financial officer of Logix Communications Enterprises, Inc. From September 1997 to November 1998, Mr. Boyd was director of mergers and acquisitions and strategic planning for Dobson Communications Corporation, the parent company of Logix. From August 1996 to September 1997 he was a vice president at MLC Industries, Inc., a company that has managed several cellular and paging companies. From January 1996 to September 1996, Mr. Boyd worked at a start-up cellular acquisition company. From November 1994 to December 1995, he served as a vice president at Shawmut Bank. Mr. Boyd received a B.A. degree from Dartmouth College.

        Robert E. Pickens has served as our Executive Vice President of marketing since April 1996. Prior to that, from July 1995 to March 1996, Mr. Pickens served as general manager of local services and operations for Frontier. From June 1990 to June 1995, Mr. Pickens served as marketing manager and marketing director for Enhanced Telemanagement Incorporated, or ETI, a competitive communications services provider that offered a full line of communications services and systems to small businesses in Minnesota, Washington, Oregon, Illinois and Ohio. Mr. Pickens received a B.S.B. degree in marketing with distinction from the University of Minnesota Carlson School of Management.

        David A. Kunde has served as our Executive Vice President of Engineering and Network Operations since July 2001. Prior to that, from May 1999, he was our Vice President of Operations and Technology Planning. From 1994 until May 1999, Mr. Kunde held the positions of vice president of network engineering and director of network engineering and operations at Citizens Communications. From 1986 to 1994, Mr. Kunde held a variety of positions with Frontier. Mr. Kunde received a B.A. in physics from Wittenberg University and a M.B.A. from the University of Rochester's William E. Simon graduate school.

        Arlin B. Goldberg has served as our Executive Vice President of Information Technology since October 1996. Previously, from July 1995 to October 1996, Mr. Goldberg was the director of information services at Frontier, and from February 1993 to July 1995 Mr. Goldberg was the director of information services at ETI. Mr. Goldberg received his B.S.B. in accounting from the University of Minnesota.

        Steven K. Wachter has served as our Executive Vice President of sales since August 1999. Prior to joining us, Mr. Wachter served in a variety of capacities at Ameritech Corporation since October 1994, including director of business sales for Wisconsin, east region general manager/director of small business marketplace, general manager/director of premises sales, and director of sales programming. Mr. Wachter received a B.S. degree from the State University of New York at Geneseo.

        J. Jeffery Oxley has served as our Executive Vice President of Law and Policy since May 2003. Since joining us in September 1999, he has also served as our Vice President, General Counsel and Director of Regulatory Affairs. Prior to joining us, from September 1995 to September 1999, Mr. Oxley served as Assistant Attorney General for the State of Minnesota. Mr. Oxley received a B.A. degree in economics from Stanford University, a M.A. degree in economics from Yale University and a J.D. degree from the University of Minnesota Law School, where he served as editor-in-chief of the Minnesota Law Review.

        Clifford D. Williams is our founder, and has served as Chairman of the board since July 1996. He also served as our Chief Executive Officer from July 1996 to August 2003 and as our President from July 1996 to April 2000. From September 1995 to July 1996, Mr. Williams raised capital for our formation. From March 1992 to September 1995, Mr. Williams was president and chief executive officer of ETI. From 1971 to 1991, Mr. Williams held a variety of senior management positions in the cable television industry, leading to vice president and general manager for Rogers Communications Inc. in Minneapolis.

        Louis L. Massaro has served as a member of our board of directors since July 2005. Since 1998, he has counseled various start-up entities and evaluated various telecommunications industry opportunities. Mr. Massaro retired from Frontier Corporation in 1998, where he was employed since 1969. His most recent position at Frontier Corporation was executive vice president, chief financial officer and chief administrative officer. Mr. Massaro serves on the board of Epok, Inc., a privately held company.

        Marvin C. Moses has served as a member of our board of directors since January 1999. He is presently on the advisory board of the University of Illinois, Center for Entrepreneurial Development, which he joined in 2003. Mr. Moses is a private investor and has acted as a communications consultant from 1996 to the present. From 1988 to 1996, Mr. Moses served as executive vice president and chief financial officer of ALC Communications/Frontier. Mr. Moses was the senior vice president and chief financial officer at Cable & Wireless Communications' US operations from 1982 to 1988.

        Mark E. Nunnelly has served as a member of our board of directors since September 1999. Mr. Nunnelly is a managing director at Bain Capital, a leading global private investment firm based in Boston. Prior to joining Bain Capital in 1990, Mr. Nunnelly was a partner of Bain & Company. Mr. Nunnelly serves on the board of directors of a number of companies and non-profit organizations, including Houghton-Mifflin Company, Domino's Pizza LLC, Warner Music Group and DoubleClick Inc.

        Ian K. Loring has served as a member of our board of directors since August 2001. Mr. Loring has been a managing director of Bain Capital since 1999. Prior to joining Bain Capital, Mr. Loring was a vice president with Berkshire Partners.

        James P. TenBroek has served as a member of our board of directors since November 2000. Mr. TenBroek is a managing director at Wind Point Partners. Prior to joining Wind Point Partners in 1997, Mr. TenBroek was an investment professional at GTCR, Inc. and previously had been an engineering manager at Hewlett-Packard Company. Mr. TenBroek represents Wind Point Partners on the boards of directors of Network Telephone, Inc., U.S. Security Associates, Inc. and Active Interest Media, Inc.

        We have undertaken to add one additional independent director to our board of directors immediately following this offering.

Board Committees

        Our by-laws provide that our board of directors may designate one or more board committees. We currently have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below, and each committee operates pursuant to a charter approved by our board of directors. Each member of these committees is independent as defined under the rules of Nasdaq National Market and the SEC.

Audit Committee

        Our audit committee's main function is to oversee our corporate accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. Among other matters, the audit committee:

  •
  is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors' qualifications, independence and performance;

  •
  oversees the auditor's audit work and reviews and pre-approves all audit and non-audit services to be performed by the auditors;

  •
  reviews and approves the planned scope of our annual audit;

  •
  monitors the rotation of partners of the independent auditors on our engagement team as required by law;

  •
  reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

  •
  reviews our critical accounting policies and estimates;

  •
  oversees the adequacy of our accounting and financial controls;

  •
  annually reviews the audit committee charter and the committee's performance;

  •
  reviews and approves all related-party transactions; and

  •
  establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

        Our audit committee is composed of Messrs. Moses, Massaro and Loring. All three members satisfy the independence and other requirements of the Nasdaq National Market, including its transitional rules, and those of the SEC. In particular, our board of directors has determined that, although Mr. Loring falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Securities Exchange Act of 1934, Mr. Loring nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Moses qualifies as our audit committee financial expert, as defined under the rules and regulations of the SEC.

Compensation Committee

        Our compensation committee's purpose is to approve, administer and interpret our compensation and benefit policies, and to administer our stock option plan and benefit plans. Among other matters, the compensation committee:

  •
  reviews and approves corporate goals and objectives relevant to compensation of the chief executive officer and the other executive officers;

  •
  evaluates the performance of the chief executive officer and the other executive officers in light of those goals and objectives;

  •
  sets compensation of the chief executive officer and the other executive officers;

  •
  makes recommendations to the board of directors with respect to equity-based compensation plans;

  •
  administers the issuance of stock options and other awards to executive officers and directors under our stock compensation plans;

  •
  prepares the compensation committee report required to be included in our annual proxy statement; and

  •
  reviews and evaluates, annually, the performance of the compensation committee and its members.

        Our compensation committee is composed of Messrs. Nunnelly and TenBroek, each of whom is independent in accordance with the applicable rules and regulations of the SEC and the Nasdaq National Market.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee's purpose is to assist our board of directors by identifying individuals qualified to become members of our board of directors. Among other matters, the nominating and corporate governance committee:

  •
  seeks out and identifies individuals qualified to become directors;

  •
  recommends to our board of directors candidates for nomination as directors;

  •
  develops and recommends to our board of directors criteria for selecting qualified director candidates;

  •
  considers committee member qualifications, appointment and removal;

  •
  develops and recommends corporate governance guidelines applicable to us and monitors our compliance with those guidelines;

  •
  provides oversight in the evaluation of our board of directors and each committee; and

  •
  reviews and evaluates, annually, the performance of the nominating and corporate governance committee and its members.

        Our nominating and corporate governance committee is composed of Messrs. Loring, Moses and TenBroek, each of whom is independent in accordance with the applicable rules and regulations of the SEC and the Nasdaq National Market.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers serve as a director of our company or member of our compensation committee.

Compensation of Directors

        In February 2003, five of our current and former directors received shares of our restricted common stock, valued at $0.68 per share, as compensation for service on our board of directors for 2002 and 2003, as follows:

Name of Stockholder	Relationship	Number of Shares
Marvin C. Moses	Director	30,308
Peter M. Van Genderen	Former director	1,236
Anthony J. Cassara	Former director	1,852
Alan J. Glazer	Former director	376
Tanksukh V. Ganatra	Former director	2,509

        In addition, Mr. Glazer received $33,000 in cash consideration for services provided during 2003.

        In May 2004, two of our current and former directors received shares of our common stock, valued at $1.35 per share, as compensation for service on our board of directors for 2004, as follows:

Name of Stockholder	Relationship	Number of Shares
Anthony J. Cassara	Former director	4,708
Marvin C. Moses	Director	5,650

        In March 2005, Mr. Moses received 8,856 shares of our restricted common stock valued at $2.71 per share, as compensation for services on our board of directors for 2005.

        We also reimburse our directors for reasonable expenses they incur to attend board and committee meetings and in the near future, we expect to provide customary board fees payable in cash to members of our board of directors for serving on the board and committees.

Executive Compensation

        The following table summarizes the compensation earned by our chief executive officer and the other four most highly paid executive officers for each of our last three completed fiscal years. We refer to these individuals as our named executive officers.

Summary Compensation Table

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position				Restricted Stock Awards		Shares Underlying Options
	Year	Salary	Bonus
Clifford D. Williams (1) Chairman of the Board	2004 2003 2002	$330,335 285,441 267,825	$243,071 30,873 160,710	$	— — —	3,691 203,397 —
Richard A. Smith (2) President and Chief Executive Officer	2004 2003 2002	311,697 239,993 220,473	261,863 75,544 255,225		— — —	11,071 183,292 —
Geoffrey M. Boyd Chief Financial Officer	2004 2003 2002	197,886 181,502 178,414	94,812 13,401 80,285		— 13,500 —	1,846 25,300 —
David A. Kunde Executive Vice President, Engineering and Network Operations	2004 2003 2002	186,787 183,451 175,135	70,560 9,837 52,540		— 13,167 —	— 14,929 —
Steven K. Wachter Executive Vice President, Sales	2004 2003 2002	187,952 166,350 152,100	70,284 9,168 45,630		— 8,093 —	1,108 10,417 —

(1)
Prior to August 14, 2003, Mr. Williams served as our Chief Executive Officer.
(2)
Mr. Smith became our Chief Executive Officer on August 14, 2003.

Equity Compensation

        The table below sets forth securities authorized for issuance under equity compensation plans during 2004.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	747,104	$0.77	71,330
Equity compensation plans not approved by security holders	—	—	—

Total	747,104	$0.77	71,330

Option Grants

        The tables below contain information concerning the grant of options to purchase shares of our common stock to each of the named executive officers during 2004 and 2005. All options were granted at or above fair market value as determined by the board of directors on the date of grant.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2004 (1)
Name			Exercise Price ($/Share) (2)	Expiration Date
					5%	10%
Clifford D. Williams	3,691	3.6%	$1.35	5/20/2014	$3,144	$7,969
Richard A. Smith	11,071	10.9	1.35	5/20/2014	9,433	23,906
Geoffrey M. Boyd	1,846	1.8	1.35	5/20/2014	1,572	3,984
David A. Kunde	—	—	—	—	—	—
Steven K. Wachter	1,108	1.1	1.35	5/20/2014	943	2,391

(1)
The percentage of total options granted to employees is based on an aggregate of 101,984 shares subject to options granted to our employees in 2004.

(2)
The exercise price per share reflects the fair market value of the common stock at the time of issuance.

(3)
The options have ten-year terms, subject to earlier termination upon death, disability or termination of employment. The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant represents the fair value of a share of common stock on that date, that the value appreciates annually at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Option Grants in 2005

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2005 (1)
Name			Exercise Price ($/Share) (2)
				Expiration Date	5%	10%
Clifford D. Williams	3,691 68,976	1.1 21.3%	$2.71 6.77	4/01/2015 4/29/2015	$6,289 293,863	$15,937 744,706
Richard A. Smith	5,536 65,414	1.7 20.2	$2.71 6.77	4/01/2015 4/29/2015	9,433 278,690	23,906 706,255
Geoffrey M. Boyd	2,584 16,249	0.8 5.0	$2.71 6.77	4/01/2015 4/29/2015	4,402 69,227	11,156 175,434
David A. Kunde	739 11,487	0.2 3.5	$2.71 6.77	4/01/2015 4/29/2015	1,258 48,937	3,187 124,015
Steven K. Wachter	1,108 8,043	0.3 2.5	$2.71 6.77	4/01/2015 4/29/2015	1,887 34,263	4,781 86,830

(1)
The percentage of total options granted to employees is based on an aggregate of 324,345 shares subject to options granted to our employees through July 1, 2005.

(2)
The exercise price per share reflects the fair market value of the common stock at the time of issuance.

(3)
The options have ten-year terms, subject to earlier termination upon death, disability or termination of employment. The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant represents the fair value of a share of common stock on that date, that the value appreciates annually at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Year-End Options

        The following table shows information concerning the exercisable and unexercisable stock options held as of December 31, 2004 by each named executive officer.

2004 Year-End Options

	Number of Unexercised Options at December 31, 2004 (1)
Name
	Exercisable	Unexercisable
Clifford D. Williams	109,929	97,163
Richard A. Smith	109,426	84,940
Geoffrey M. Boyd	10,492	16,657
David A. Kunde	5,973	8,958
Steven K. Wachter	4,390	7,137

(1)
Excludes restricted stock awards.

Employment and Change in Control Agreements

        We have executed employment agreements and/or change in control agreements with our named executive officers other than Mr. Williams:

        Mr. Smith is party to a three-year employment agreement, dated May 23, 2005. His annual base salary is at least $339,775 and he is eligible to receive an annual performance-based cash bonus up to 120% of his base salary, determined at the discretion of the board of directors or compensation committee. If we terminate Mr. Smith's employment without cause (as such term is defined in his employment agreement) prior to November 22, 2008, Mr. Smith is entitled to receive a severance payment equal to his then current base salary and payment of medical insurance premiums for a period of 15 months.

        In addition, if Mr. Smith's employment is terminated for reasons other than his willful misconduct or Mr. Smith voluntarily terminates his employment with good reason as described in his employment agreement within 24 months following a change of control of our company, Mr. Smith is entitled to receive:

  •
  a lump sum cash payment equal to two times his average annual compensation;

  •
  continuation of coverage under our group medical, life and disability plans and any individual life insurance plans maintained by us until the earlier of 24 months from the date of termination or such time as Mr. Smith obtains comparable coverage; and

  •
  a lump sum cash payment equal to the sum of the amount by which the fair market value of any stock option that is forfeited or becomes unexercisable as a result of the termination exceeds the exercise price for such shares plus such additional amounts that would have been paid to Mr. Smith upon the exercise of such forfeited stock options had such options been exercisable and exercised on the date of termination.

The term "average annual compensation" means the higher of (i) the average annual salary payable to Mr. Smith for the calendar year in which the termination occurs and for the two immediately preceding years, plus the average annual bonus or incentive payments awarded to Mr. Smith over the same period or (ii) $200,000.

        In addition, if a change of control occurs on or before November 22, 2008, Mr. Smith may require us to pay him up to $1,750,000 in exchange for his transfer to us of all of his outstanding stock options. The amount of such payment is based on the return of investment received by Bain Capital, Wind Point Partners and Stolberg Equity Partners in connection with the change of control transaction.

        Mr. Boyd is party to a two-year employment agreement, dated March 7, 2000, as amended April 12, 2005 to extend the term of employment to April 30, 2007. He is entitled to receive a base salary of at least $195,225 per year and he is eligible to receive an annual performance-based bonus up to 75% of his annual base salary, determined at the discretion of the board of directors or compensation committee. If we terminate Mr. Boyd without cause prior to April 30, 2007, Mr. Boyd is entitled to severance equal to his then current base salary and the continuation of medical benefits for one year. In addition, the vesting of any of Mr. Boyd's outstanding stock options would be accelerated by one year. In the event of a change of control of our company, all of Mr. Boyd's stock options will immediately vest and become exercisable.

        Mr. Kunde is party to a change in control and severance pay agreement, dated April 21, 1999. If Mr. Kunde's employment is terminated for reasons other than his willful misconduct or Mr. Kunde voluntarily terminates his employment with good reason as described in his change in control agreement within 24 months following a change of control of our company, Mr. Kunde is entitled to receive a change of control payment calculated in the same manner as described above for Mr. Smith. Mr. Kunde receives a base salary of at least $181,317 and he is eligible to receive an annual performance-based bonus up to 75% of his annual base salary, determined at the discretion of the board of directors or compensation committee.

        Mr. Wachter is party to an at-will employment agreement, dated July 19, 1999. He receives a base salary of at least $183,872 and he is eligible to receive an annual performance-based bonus up to 75% of his annual base salary, determined at the discretion of the board of directors or compensation committee. In the event of a change of control of our company, all of Mr. Wachter's stock options will immediately vest and become exercisable.

Employee Confidentiality Agreements

        We enter into agreements with certain of our employees containing non-competition and confidentiality provisions. The agreements prohibit these employees from competing with us or disclosing confidential information about us for a period up to two years after their employment ends.

2002 Stock Incentive Plan

        As of June 30, 2005, we were authorized to grant awards under our 2002 Stock Incentive Plan, or the 2002 plan, with respect to 1,632,414 shares of our common stock. The 2002 Plan provides for grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards and other stock-based awards to our employees, former employees, officers, directors, and consultants. The 2002 Plan is administered by the compensation committee of our board of directors, which has sole discretion and authority, consistent with the provisions of the 2002 Plan, to determine which eligible participants will receive awards, when awards will be granted, the terms of awards, and the number of shares that will be subject to awards.

        The exercise price of incentive stock options may not be less than the fair market value of the stock on the date of grant and the options are exercisable for a period not to exceed ten years from date of grant. Stock appreciation rights entitle the recipient to receive the excess of the fair market value of our common stock on the exercise date over the fair market value on the date of grant.

Restricted stock entitles recipients to our common stock, generally subject to a risk of forfeiture upon termination of employment. Unrestricted stock may be issued to participants in recognition of past services or in lieu of cash compensation. Phantom stock awards are contractual rights that are equivalent in value to, but not actual shares of, common stock and may be conditioned on the achievement of performance goals and/or continued employment. Performance awards entitle recipients to acquire our common stock upon the attainment of specific performance goals.

        Options and restricted stock awards are typically subject to vesting over four years, with 20% of the award vested on the grant date, and 20% of the award vesting on each subsequent anniversary of the grant date. Unless terminated sooner by our board of directors, the 2002 Plan will terminate on the tenth anniversary of the date it was adopted by our board of directors. As of July 1, 2005, a total of 1,055 of our employees, former employees and officers held options to purchase 994,131 shares of our common stock. 357,213 shares of our common stock remain available for future issuance under the 2002 plan.

401(k) Plan

        In May 1998, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our full-time employees located in the United States who have attained age 20 and completed three months of service. The plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the plan. Currently, we make matching contributions to the plan on behalf of participants up to 6% of the participant's compensation. We may also make other discretionary contributions to the plan on behalf of participants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Issuances of Securities

        Sales of Series A Convertible Preferred Stock.    As part of our restructuring and to provide operating cash, we issued a total of 84,306,677 shares of series A convertible preferred stock at a price of $0.5079 per share between June 2002 and December 2002. Included among these issuances were the following purchases by some of our principal stockholders:

Name of Stockholder	Date of Purchase	Number of Preferred Shares
Bain Capital Fund VI, L.P. (1)	June 27, 2002	31,500,456
Wind Point Partners IV, L.P. (2)	June 27, 2002	23,625,341
SMS II-A, L.P. (3)	June 27, 2002	9,843,891
Wind Point Associates IV, L.P. (2)	December 23, 2002	1,780,084
Stolberg Partners, L.P. (3)	December 23, 2002	3,740,894

    (1)
    Includes affiliated Bain entities.
    (2)
    Includes affiliated Wind Point entities.
    (3)
    Includes affiliated Stolberg entities.

        In November 2002, Mr. Moses purchased 200,000 shares of our series A convertible preferred stock at $0.5079 per share.

        Pursuant to an agreement entered into with NTFC Capital Corporation, we repurchased the 6,780,541 shares of our series A convertible preferred stock held by NTFC Capital Corporation for a purchase price of approximately $5.1 million on December 31, 2004.

        Sale of Series B Convertible Preferred Stock.    In connection with the ATI acquisition and to provide operating cash, we issued a total of 20,000,000 shares of series B convertible preferred stock at a price of $0.75 per share on December 30, 2004 to the following of our principal stockholders:

Name of Stockholder	Number of Preferred Shares
Bain Capital Fund VI, L.P. (1)	9,821,104
Wind Point Partners IV, L.P. (2)	7,920,816
SMS II-A, L.P. (3)	1,200,000

    (1)
    Includes affiliated Bain entities.
    (2)
    Includes affiliated Wind Point entities.
    (3)
    Includes affiliated Stolberg entities.

        In April 2005, Mr. Moses purchased 100,000 shares of our series B convertible preferred stock at $0.75 per share.

Advisory Agreement

        In March 15, 2004, we entered into an advisory agreement effective as of June 27, 2002 with Bain Capital, Wind Point Partners and Stolberg Equity Partners, three of our principal stockholders, pursuant to which they agreed to provide certain business, financial and management advisory consulting services to us on a non-exclusive basis. In consideration of these services, we agreed to pay each of them $50,000 per year in equal quarterly installments. We also agreed to reimburse all reasonable documented out-of-pocket expenses up to an aggregate maximum annual amount of $150,000. The advisory agreement will automatically terminate upon consummation of this offering.

Stockholders Agreement

        We are party to a stockholders agreement with all of our principal stockholders. The stockholders agreement, among other things, grants preemptive and certain registration rights to the parties thereto and contains provisions requiring each stockholder that is party to the agreement to sell a pro rata portion of its shares of capital stock in connection with certain sales of capital stock by the holders of preferred stock and granting the holders of preferred stock the right to include a portion of their shares of preferred stock in certain sales in which other holders may engage. Pursuant to the stockholders agreement, affiliates of our financial sponsors are entitled to collectively designate six members of our board of directors. The stockholders agreement will be amended and restated upon consummation of the offering to eliminate all of the foregoing rights and provisions except for the registration rights provided therein. For a description of these registration rights, see "Shares Eligible for Future Sale—Registration Rights."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of our common stock as of June 30, 2005, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding capital stock;

  •
  each of our directors and named executive officers;

  •
  all directors and executive officers as a group; and

  •
  all selling stockholders.

        Unless otherwise indicated, the address for each stockholder listed is c/o Eschelon Telecom, Inc., 730 Second Avenue South, Suite 900, Minneapolis, Minnesota 55402. Except as otherwise indicated, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated.

        The table assumes 416,974 shares of common stock outstanding as of June 30, 2005 and 13,879,581 shares of common stock outstanding upon completion of this offering.

        Share ownership in each case includes shares issuable upon exercise of outstanding options that are exercisable within 60 days of June 30, 2005, as described in the footnotes below.

				Shares Beneficially Owned After Offering Assuming No Exercise of Underwriters' Option			Shares Beneficially Owned After Offering Assuming Full Exercise of Underwriters' Option
	Shares Beneficially Owned Prior to Offering
Beneficial Owner						Shares Being Offered (15)
	Number		Percentage (1)	Number	Percentage (1)		Number	Percentage (1)
5% Stockholders:
Bain Capital Fund VI, L.P.	3,729,292	(2)	40.57%	3,729,292	26.87%	—	3,729,292	26.21%
Wind Point Partners IV, L.P.	2,976,375	(3)	32.38%	2,976,375	21.44%	—	2,976,375	20.91%
Stolberg Partners, L.P.	1,409,365	(4)	15.34%	1,409,365	10.16%	125,000	1,284,365	9.03%
Other Selling Stockholders:
Michael A. Donahue	16,226		*	16,226	*	1,400	14,826	*
Robert E. Pickens	19,612		*	19,612	*	1,400	18,212	*
J. Jeff Oxley	22,056		*	22,056	*	7,200	14,856	*
Arlin B. Goldberg	20,483		*	20,483	*	1,400	19,083	*
William D. Markert	17,174		*	17,174	*	3,300	13,874	*
Daniel X. de Hoyos	4,161		*	4,161	*	1,800	2,361	*
James G. Comarell	4,206		*	4,206	*	3,830	376	*
JM Hixon Partners	8,819		*	8,819	*	8,819	—	—
Yale University	449,592		4.89%	449,592	3.24%	449,592	—	—
Directors and Executive Officers:
Clifford D. Williams	171,143	(5)	1.83%	171,143	1.22%	—	171,143	1.19%
Richard A. Smith	165,876	(6)	1.77%	165,876	1.18%	21,700	144,176	1.00%
Geoffrey M. Boyd	41,778	(7)	*	41,778	*	19,710	22,068	*
Steven K. Wachter	21,542	(8)	*	21,542	*	3,600	17,942	*
David A. Kunde	32,369	(9)	*	32,369	*	7,200	25,169	*
Marvin C. Moses	70,248	(10)	*	70,248	*	—	70,248	*
James P. TenBroek	2,976,375	(3)(11)	32.38%	2,976,375	21.44%	—	2,976,375	20.91%
Mark E. Nunnelly	3,729,292	(2)(12)	40.57%	3,729,292	26.87%	—	3,729,292	26.21%
Ian K. Loring	3,729,292	(2)(13)	40.57%	3,729,292	26.87%	—	3,729,292	26.21%
All executive officers and directors as a group (12 persons in group)	8,680,803	(14)	90.75%	8,680,803	60.91%	187,210	8,493,593	59.59%

*
Less than 1%.

(1)
The percentage of shares beneficially owned was determined based on a fraction. The numerator of such fraction is the sum of (a) the number of outstanding shares of preferred and/or common stock (including restricted common stock issued but not yet fully vested) beneficially owned by such owner and (b) the number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of June 30, 2005. The denominator of such fraction is the sum of (a) the aggregate number of shares of preferred and common stock outstanding on June 30, 2005 plus (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of June 30, 2005.

(2)
Includes 399,070 shares of stock owned by BCIP Associates II, 150,562 shares of stock owned by BCIP Associates II-C, 68,344 shares of stock owned by BCIP Trust Associates II, 86,467 shares of stock owned by BCIP Associates II-B, 41,492 shares of stock owned by BCIP Trust Associates II-B, and 1,243 shares of stock owned by Sankaty High Yield Asset Partners, L.P., affiliates of Bain Capital Fund VI, L.P. Also includes 9,660 shares of stock owned by PEP Investments PTY Ltd., 37,088 shares of stock owned by Randolf Street Partners IV, L.P., and 37,283 shares of stock owned by RGIP, LLC. Bain Capital Fund VI, L.P. disclaims beneficial interest in those shares except to the extent of its pecuniary interest in each entity. Bain Capital's address is Two Copley Place, 7th Floor, Boston, MA 02116.

(3)
Includes 10,901 shares of stock owned by Wind Point Associates IV, L.P. and 22,116 shares of stock owned by Wind Point Executive Advisor Partners, L.P., affiliates of Wind Point Partners IV, L.P. Wind Point Partners IV, L.P. disclaims beneficial interest in those shares except to the extent of its pecuniary interest in each entity. Wind Point Partners' address is One Towne Square, Suite 780, Southfield, MI 48076.

(4)
Includes 537,681 shares owned by SMS II-A, L.P. and 202,062 shares of stock owned by Stolberg, Meehan & Scano II, L.P., affiliates of Stolberg Partners, L.P., 264 shares of stock owned by 780 Partners, a Wisconsin general partnership, an affiliate of Stolberg Partners, L.P., 138 shares of stock owned by Larry Walker, an affiliate of Stolberg Partners, L.P., 130 shares of stock owned by Lawrence Freeborg, an affiliate of Stolberg Partners, L.P., 66 shares of stock owned by Nottingham & Spirk, an affiliate of Stolberg Partners, L.P. and 66 shares of stock owned by Gary Snyder, an affiliate of Stolberg Partners, L.P. Stolberg Partners, L.P. disclaims beneficial interest in those shares except to the extent of its pecuniary interest in each entity. Stolberg Partners address is 370-17th Street, Suite 4240, Denver, CO 80202.

(5)
Includes 168,710 shares of common stock issuable upon exercise of vested options and 2,427 shares of common stock beneficially owned by the C&M Family Limited Partnership. Mr. Williams shares voting and dispositive control over those shares beneficially owned by the C&M Family Limited Partnership and disclaims beneficial interest in those shares except to the extent of his pecuniary interest.

(6)
Includes 165,876 shares of common stock issuable upon exercise of vested options.

(7)
Includes 6,304 shares of common stock issuable upon exercise of vested options and 35,474 shares of restricted common stock issued but not yet fully vested.

(8)
Includes 3,716 shares of common stock issuable upon exercise of vested options and 17,826 shares of restricted common stock issued but not yet fully vested.

(9)
Includes 9,244 shares of common stock issuable upon exercise of vested options and 23,125 shares of restricted common stock issued but not yet fully vested.

(10)
Includes 39,166 shares of restricted stock issuable once fully vested, 5,650 shares of stock and 16,480 shares of stock beneficially owned by the Marvin C. Moses Trust and 8,952 shares of stock beneficially owned by the Moses Family Limited Partnership. Mr. Moses, a director, shares voting and dispositive control over those shares beneficially owned by the Marvin C. Moses Trust and the Moses Family Limited Partnership and disclaims beneficial interest in those shares except to the extent of his pecuniary interest. The address of Mr. Moses is P.O. Box 6506, Snowmass Village, CO 81615.

(11)
Includes 2,976,375 shares of stock beneficially owned by Wind Point Partners IV, L.P. Mr. TenBroek, a director, is a managing director of Wind Point Partners IV, L.P. Mr. TenBroek shares voting and dispositive control over shares beneficially owned by Wind Point Partners IV, L.P. and disclaims beneficial interest in those shares except to the extent of his pecuniary interest. Mr. TenBroek's address is c/o Wind Point Partners, One Towne Square, Suite 780, Southfield, MI 48076.

(12)
Includes 3,729,292 shares of stock beneficially owned by Bain Capital Fund VI, L.P. Mr. Nunnelly, a director, is a managing director and member of Bain Capital Investors, LLC. Bain Capital Investors serves as the general partner of Bain Capital Partners VI, L.P., which is the general partner of Bain Capital Fund VI, L.P. Bain Capital Investors is also managing partner of each of BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Trust Associates II-B and BCIP Associates II-C. Mr. Nunnelly shares voting and dispositive control over shares owned by these entities and disclaims beneficial interest in such shares except to the extent of his pecuniary interest. Mr. Nunnelly's address is c/o Bain Capital Fund VI, L.P., Two Copley Place, 7th Floor, Boston, MA 02116.

(13)
Includes 3,729,292 shares of stock beneficially owned by Bain Capital Fund VI, L.P. Mr. Loring, a director, is a managing director of Bain Capital Investors, LLC. Bain Capital Investors serves as the general partner of Bain Capital Partners VI, L.P., which is the general partner of Bain Capital Fund VI, L.P. Bain Capital Investors is also managing partner of each of BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Trust Associates II-B and BCIP Associates II-C. Mr. Loring shares voting and dispositive control over shares owned by these entities and disclaims beneficial interest in such shares except to the extent of his pecuniary interest. Mr. Loring's address is c/o Bain Capital Fund VI, L.P., Two Copley Place, 7th Floor, Boston, MA 02116.

(14)
The aggregate number of options exercisable within 60 days of June 30, 2005, for all executive officers and directors is 373,435.

(15)
If the underwriters' option to purchase additional shares is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

DESCRIPTION OF CAPITAL STOCK

        Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share and 125,000,000 shares of undesignated capital stock, par value $0.01 per share.

        Immediately prior to the closing of the offering, all outstanding shares of convertible preferred stock will be converted into 8,847,816 shares of common stock and such preferred shares will no longer be issued and outstanding.

        After this offering, we will have outstanding 13,952,897 shares of common stock if the underwriters do not exercise their option to purchase additional shares, or 14,304,459 shares of common stock if such option is exercised.

        The following is a summary of the material features of our capital stock. For more detail, please see our seventh amended and restated certificate of incorporation and our amended and restated by-laws to be effective after the closing of this offering, filed as exhibits to the registration statement of which this prospectus is a part. See "Additional Information."

Common Stock

        Holders of common stock are entitled to one vote for each share of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such lawful dividends as may be declared by the board of directors. However, such dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution, or winding up of the affairs of our company, whether voluntary or involuntary, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. Our common stock has no preemptive, redemption, conversion or subscription rights. DLA Piper Rudnick Gray Cary US LLP, our counsel, will opine that the shares of common stock to be issued by us in this offering, when issued and sold in the manner described in the prospectus and in accordance with the resolutions adopted by the board of directors, will be validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Undesignated Capital Stock

        Immediately following the offering, our board will have the authority to designate and issue up to 125,000,000 shares of capital stock, in one or more series. Our board can establish the preferences, rights and privileges of each series, which may be superior to the rights of the common stock.

Possible Anti-Takeover Effects of Our Certificate of Incorporation and By-laws and Delaware General Corporation Law

        General.    Certain provisions of our certificate of incorporation and by-laws and Delaware law could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult, including:

  •
  an acquisition of us by means of a tender or exchange offer;

  •
  an acquisition of us by means of a proxy contest or otherwise; or

  •
  the removal of a majority or all of our incumbent officers and directors.

        These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

        Election and removal of directors.    Our certificate of incorporation and by-laws contain provisions that effectively restrict the ability of our stockholders to remove directors without at least 66 2/3% of the voting power of the then outstanding shares. In addition, our by-laws provide that, except as otherwise provided by law or our certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by a majority of the directors then in office (even though less than a quorum is then in office) or by the sole remaining director.

        Stockholder meetings.    Under our certificate of incorporation and by-laws, the chairman of the board, the president, a majority of the board of directors or a majority of the voting power of the then outstanding shares may call special meetings of stockholders.

        Requirements for advance notification of stockholder nominations and proposals.    Our by-laws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

        Delaware anti-takeover law.    We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is defined generally as a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Elimination of stockholder action by written consent.    Upon the completion of this offering, our certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting, unless the consent is unanimous.

        No cumulative voting.    Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

        Undesignated capital stock.    The authorization of undesignated capital stock will make it possible for our board of directors to issue stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

        Limitation of liability.    As permitted by the Delaware general corporation law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware general corporation law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

  •
  for any transaction from which the director derives an improper personal benefit.

        As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

        Our certificate of incorporation and by-laws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware general corporation law. The indemnification provided under our certificate of incorporation and by-laws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

        Under our by-laws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other business against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person's fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware general corporation law. We intend to maintain director and officer liability insurance on behalf of our directors and officers.

Stock Transfer Agent

        Upon completion of this offering, the transfer agent and registrar for our common stock will be Wells Fargo Bank, National Association.

Listing

        We have applied to list our shares of common stock on the Nasdaq National Market under the symbol "ESCH."

SHARES ELIGIBLE FOR FUTURE SALE

        If our existing stockholders sell a large number of shares of our common stock in the public market following the offering, the market price of the common stock could decline significantly. The perception in the public market that our existing stockholders might sell shares of common stock could depress our market price.

        Immediately after this offering, approximately 13,952,897 shares of our common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these shares, all 4,687,500 shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 9,265,397 shares, or 66.4% of our total outstanding shares, will constitute "restricted securities" as that term is defined in Rule 144. Restricted Securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act. These rules are summarized below. These shares will become available for resale in the public market as shown on the chart below. Of these remaining shares, 9,076,765 shares are also subject to lock-up agreements restricting the sale of such shares for 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow these stockholders to sell their shares at any time.

Number of Shares	Date of First Availability for Resale
4,687,500	Immediately after the date of this prospectus
9,076,765	180 days from the date of this prospectus subject, in some cases, to volume limitations

        Prior to this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the offering, a stockholder who has beneficially owned our shares for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

  •
  one percent of the then-outstanding shares of our common stock, or approximately 148,015 shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

        In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock held by them that are not restricted securities. All sales made under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least three months before the sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least two years (including the holding period of any prior beneficial owner other than an affiliate of ours) may resell these shares without compliance with the manner of sale, volume limitation, current public information or notice requirements of Rule 144. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, provides that any of our employees, consultants or advisors who purchased shares of our common stock in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Securities Exchange Act of 1934 in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements.

Stock Options

        Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 1,407,727 shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our equity based benefit plans. Accordingly, shares registered under the Form S-8 registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual lock-up agreements described herein.

Registration Rights

        After this offering, the holders of approximately 8,847,816 shares of common stock and rights to acquire common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, these holders are also entitled to certain demand registration rights pursuant to which they may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to our shares of common stock. We are required to use our best efforts to effect any such registration. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense, provided, however that we are not required to effect a registration within six months after the effective date of any other registration statement of our company and we are not required to effect more than two registrations in any 12-month period. Under these registration rights, the underwriters of an offering may limit the number of shares included in the registration, and we have the right not to effect a requested registration within 180 days following an offering of our securities on Form S-1, including this offering.

Lock-Up Agreements

        In connection with this offering, we, our officers and directors and stockholders who will hold a total of 9,076,765 shares of common stock upon completion of this offering will enter into lock-up agreements under which we and they will agree not to, without the prior written consent of Lehman Brothers Inc. directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days from the date of this prospectus other than permitted transfers.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
FOR NON-UNITED STATES STOCKHOLDERS

        This is a general summary of material United States federal income and estate tax considerations with respect to the acquisition, ownership and disposition of common stock by non-U.S. stockholders. The discussion of income tax considerations for non-U.S. stockholders applies if you are a beneficial owner of shares and are not:

  •
  a citizen or resident of the United States;

  •
  a corporation (or entity taxed as a corporation) created or organized in, or under the laws of, the United States or any political subdivision of the United States;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source;

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

  •
  a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

        The discussion of estate tax considerations applies to individuals who are not U.S. citizens or residents for estate tax purposes.

        If a partnership (or entity treated as a pass-through or disregarded entity) holds our common stock the tax treatment of partners generally will depend on the status of the partners. Partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

        This summary does not address all of the United States federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws (such as a "controlled foreign corporation," "passive foreign investment company," foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code ("Code"), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service ("IRS") and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

        We urge prospective non-United States stockholders to consult their tax advisors regarding the United States federal, state and local and the non-United States income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

        In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for United States federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States federal income tax purposes to the extent of our current earnings and profits for the year of the distribution or accumulated earnings and profits through the date of the distribution, in each case as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock (which is discussed below).

        Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Common Stock

        You generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain), or we are or have been "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, within the five-year period preceding the disposition.

        Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under a treaty.

        We believe that we currently are not a USRPHC and we do not anticipate becoming a USRPHC. If we become a USRPHC, you nevertheless will not be subject to United States federal income tax if our common stock is regularly traded on an established securities market and other conditions apply. We expect that our common stock will be quoted on the NASDAQ National Market and may be regularly traded on an established market in the United States so long as it is so quoted.

Information Reporting and Backup Withholding

        We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

        The United States imposes a backup withholding tax (currently at a rate of 28%) on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an "exempt recipient").

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the

United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

        Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your United States federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of his or her death will be included in the individual's gross estate for United States federal estate tax purposes and therefore may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise. Current law provides that the maximum federal estate tax rate will be reduced over an 8-year period beginning in 2002 and the tax will be eliminated for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax provisions in effect immediately prior to 2002 will be reinstated beginning in 2011.

UNDERWRITING

        Lehman Brothers Inc. and Jefferies & Company, Inc. are acting as representatives of the underwriters. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Jefferies & Company, Inc.
UBS Securities LLC

Total	4,687,500

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $            per share to other dealers. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $2.2 million (excluding underwriting discounts and commissions). We have agreed to pay certain expenses incurred by the selling stockholders in connection with the offering, other than underwriting discounts and commissions.

Option to Purchase Additional Shares

        We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 703,125 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 4,687,500 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this "Underwriting" section.

Lock-Up Agreements

        We, all of our directors, executive officers and certain stockholders have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days from the date of this prospectus other than permitted transfers.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        9,076,765 shares of our common stock will be subject to these lock-up agreements.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to 234,375 shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Nasdaq National Market

        We have applied to list our shares of common stock for quotation on the Nasdaq National Market under the symbol "ESCH."

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        Jefferies & Company, Inc. acted as initial purchaser with respect to our March 2004 and December 2004 offerings of 8 3/8% senior second secured notes due 2010, for which it received customary compensation. In addition, the underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with, or perform services for, us in the ordinary course of their business.

LEGAL MATTERS

        DLA Piper Rudnick Gray Cary US LLP, Washington, D.C., will pass upon the validity of the shares of common stock on our behalf. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock. Mount Washington Associates, L.L.C, an investment entity affiliated with DLA Piper Rudnick Gray Cary US LLP, beneficially owns an aggregate of approximately 29 shares of our common stock and 20,000 shares of our series B convertible preferred stock convertible into 1,520 shares of common stock.

EXPERTS

        The consolidated financial statements of Eschelon Telecom, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Advanced TelCom, Inc. as of December 30, 2004 and for the period from January 1, 2004 through December 30, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-1 we filed with the SEC to register the shares of common stock offered hereby. As permitted by SEC rules, this prospectus does not contain all the information set forth in the registration statement or the exhibits and schedules to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed or incorporated by reference as an exhibit to the registration statement. You may obtain copies of the registration statement and the exhibits and schedules filed therewith (together with any amendments to those documents) from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

        Additionally, on April 26, 2004, we filed with the SEC a registration statement on Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934. On June 25, 2004, this registration statement became effective and consequently we are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

Eschelon Telecom, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2003 and 2004 and March 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Advanced TelCom, Inc.
Report of Independent Registered Public Accounting Firm	F-38
Audited Consolidated Financial Statements:
Consolidated Balance Sheet as of December 30, 2004	F-39
Consolidated Statement of Operations for the Period from January 1, 2004 through December 30, 2004	F-40
Consolidated Statement of Stockholders' Equity for the Period from January 1, 2004 through December 30, 2004	F-41
Consolidated Statement of Cash Flows for the Period from January 1, 2004 through December 30, 2004	F-42
Notes to Consolidated Financial Statements	F-43

Report of Independent Registered Public Accounting Firm

The Board of Directors
Eschelon Telecom, Inc.

        We have audited the accompanying consolidated balance sheets of Eschelon Telecom, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eschelon Telecom, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

                      ERNST & YOUNG LLP

Minneapolis, Minnesota
March 4, 2005, except as to Note 11, as to which the date is August     , 2005

The foregoing report is in the form that will be signed upon completion of the restatement of capital accounts described in Note 11 to the financial statements.

                      /S/ ERNST & YOUNG LLP

Minneapolis, Minnesota
July 18, 2005

Eschelon Telecom, Inc.

Consolidated Balance Sheets

(In Thousands, Except Share and per Share Amounts)

	December 31,
			March 31, 2005	Pro Forma March 31, 2005
	2003	2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,606	$26,435	$13,080	$13,080
Restricted cash	—	722	651	651
Available-for-sale securities	—	6,194	12,753	12,753
Accounts receivable, net of allowance for doubtful accounts of $739, $817 and $715, respectively	13,537	18,941	19,156	19,156
Other receivables	2,097	2,976	2,891	2,891
Inventories	3,169	2,873	3,252	3,252
Prepaid expenses	2,046	2,410	1,948	1,948
Discontinued assets held for sale	—	—	1,023	1,023

Total current assets	29,455	60,551	54,754	54,754
Property and equipment, net	86,777	102,849	102,960	102,960
Other assets	1,269	1,985	1,982	1,982
Goodwill	7,168	38,776	38,776	38,776
Intangible assets, net	29,052	32,958	33,374	33,374

Total assets	$153,721	$237,119	$231,846	$231,846

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$4,582	$8,375	$8,536	$8,536
Accrued telecommunication costs	6,939	7,616	8,403	8,403
Accrued office rent	396	2,336	2,282	2,282
Accrued interest expense	—	4,070	615	615
Other accrued expenses	2,844	5,998	5,156	5,156
Deferred revenue	3,000	7,300	7,323	7,323
Accrued compensation expenses	4,261	3,588	4,381	4,381
Capital lease obligations, current maturities	1,020	1,629	1,369	1,369
Discontinued liabilities held for sale	—	—	807	807

Total current liabilities	23,042	40,912	38,872	38,872
Long-term liabilities:
Other long-term liabilities	—	630	772	772
Capital lease obligations, less current maturities	576	2,824	3,215	3,215
Notes payable	86,226	137,778	138,718	138,718

Total liabilities	109,844	182,144	181,577	181,577
Series A convertible preferred stock, $0.01 par value per share; 100,000,000 shares authorized; issued and outstanding 84,306,677 shares on December 31, 2003 and 77,526,136 shares on December 31, 2004 and March 31, 2005; no shares issued and outstanding pro forma.	48,948	48,155	48,931	—
Series B convertible preferred stock, $0.01 par value per share; 25,000,000 shares authorized; issued and outstanding 20,000,000 shares on December 31, 2004 and March 31, 2005, respectively; no shares issued and outstanding pro forma.	—	15,000	15,303	—
Stockholders' equity (deficit):
Common stock, $0.01 par value per share; 200,000,000 shares authorized; issued and outstanding 328,933, 351,134, 361,145 shares on December 31, 2003 and 2004 and March 31, 2005, respectively, 8,977,534 shares issued and outstanding pro forma	3	4	4	90
Additional paid-in capital	120,147	115,876	114,822	178,970
Accumulated other comprehensive income	—	30	55	55
Accumulated deficit	(125,167)	(124,056)	(128,824)	(128,824)
Deferred compensation	(54)	(34)	(22)	(22)

Total stockholders' equity (deficit)	(5,071)	(8,180)	(13,965)	50,269

Total liabilities and stockholders' equity (deficit)	$153,721	$237,119	$231,846	$231,846

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Operations

(In Thousands, Except Share and per Share Amounts)

	Year Ended December 31,			Three Months Ended March 31
	2002	2003	2004	2004	2005
				(unaudited)
Revenue:
Network services	$96,209	$115,482	$131,780	$32,113	$48,668
Business telephone systems	25,659	25,614	26,316	6,083	5,865

	121,868	141,096	158,096	38,196	54,533
Cost of revenue:
Network services (exclusive of depreciation and amortization)	39,493	45,037	47,354	11,766	20,001
Business telephone systems	16,053	15,784	15,979	3,662	3,630

	55,546	60,821	63,333	15,428	23,631
Gross profit:
Network services	56,716	70,445	84,426	20,347	28,667
Business telephone systems	9,606	9,830	10,337	2,421	2,235

	66,322	80,275	94,763	22,768	30,902
Operating expenses:
General and administrative	42,660	39,297	41,755	10,423	14,292
Sales and marketing	26,260	26,955	27,500	6,019	8,073
Depreciation and amortization	25,261	30,099	31,105	7,934	8,574

Operating loss	(27,859)	(16,076)	(5,597)	(1,608)	(37)
Other income (expense):
Interest income	379	168	124	11	131
Interest expense	(5,729)	(1,754)	(11,452)	(2,314)	(4,862)
Gain on extinguishment of debt	53,549	—	18,195	18,195	—
Other income (expense)	(147)	484	(155)	(1)	—

Income (loss) before income taxes	20,193	(17,178)	1,115	14,283	(4,768)
Income taxes	(50)	(28)	(4)	—	—

Net income (loss)	20,143	(17,206)	1,111	14,283	(4,768)
Less preferred stock dividends and premium paid on repurchase of preferred stock	(2,701)	(3,426)	(4,292)	(854)	(1,079)

Net income (loss) applicable to common stockholders	$17,442	$(20,632)	$(3,181)	$13,429	$(5,847)

Net income (loss) per share:
Basic	$147.68	$(70.59)	$(11.11)	$50.13	$(18.70)

Diluted	$5.83	$(70.59)	$(11.11)	$2.57	$(18.70)

Pro forma			$0.12		$(0.53)

Weighted average number of shares outstanding:
Basic	118,086	292,481	287,393	267,882	313,400

Diluted	3,488,268	292,481	287,393	7,881,451	313,400

Pro forma			9,118,062		8,929,789

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)

(In Thousands, Except Share Amounts)

	Preferred Stock		Common Stock			Accumulated Other Comprehensive Income
					Additional Paid-In Capital		Accumulated Deficit	Deferred Compensation
	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2001	27,509,342	$275	225,452	$2	$130,873	$372	$(128,104)	$(86)	$3,332
Corporate restructuring and cancellation of stock warrants and stock options	(27,509,342)	(275)	(107,362)	(1)	77	—	—	70	(129)
Accumulated dividends in connection with preferred stock	—	—	—	—	(2,701)	—	—	—	(2,701)
Fees associated with preferred stock offering	—	—	—	—	(4,747)	—	—	—	(4,747)
Forfeiture of common stock after corporate restructuring	—	—	(735)	—	—	—	—	—	—
Change in fair value of interest rate swap	—	—	—	—	—	38	—	—	38
Termination of interest rate swap agreement	—	—	—	—	—	(410)	—	—	(410)
Amortization of deferred compensation	—	—	—	—	—	—	—	16	16
Net income for the year	—	—	—	—	—	—	20,143	—	20,143

Balance at December 31, 2002	—	—	117,307	1	123,502	—	(107,961)	—	15,542
Forfeiture of common stock after corporate restructuring	—	—	(63)	—	—	—	—	—	—
Accumulated dividends in connection with preferred stock	—	—	—	—	(3,426)	—	—	—	(3,426)
Fees associated with 2002 sale of preferred stock	—	—	—	—	(70)	—	—	—	(70)
Issuance of restricted common stock	—	—	183,399	2	122	—	—	(124)	—
Stock options exercised	—	—	28,290	—	19	—	—	—	19
Amortization of deferred compensation	—	—	—	—	—	—	—	70	70
Net loss for the year	—	—	—	—	—	—	(17,206)	—	(17,206)

Balance at December 31, 2003	—	—	328,933	3	120,147	—	(125,167)	(54)	(5,071)
Accumulated dividends in connection with preferred stock	—	—	—	—	(3,435)	—	—	—	(3,435)
Series A convertible preferred stock repurchase	—	—	—	—	(857)	—	—	—	(857)
Issuance of restricted common stock	—	—	10,358	—	14	—	—	—	14
Stock options exercised	—	—	11,843	1	7	—	—	—	8
Unrealized gain on investments	—	—	—	—	—	30	—	—	30
Amortization of deferred compensation	—	—	—	—	—	—	—	20	20
Net income for the year	—	—	—	—	—	—	1,111	—	1,111

Balance at December 31, 2004	—	—	351,134	$4	$115,876	$30	$(124,056)	$(34)	$(8,180)
Accumulated dividends in connection with preferred stock	—	—	—	—	(1,079)	—	—	—	(1,079)
Issuance of common stock to certain members of the board of directors	—	—	8,856	—	24	—	—	—	24
Stock options exercised	—	—	1,155	—	1	—	—	—	1
Unrealized gain on investments	—	—	—	—	—	25	—	—	25
Amortization of deferred compensation	—	—	—	—	—	—	—	12	12
Net loss for the year	—	—	—	—	—	—	(4,768)	—	(4,768)

Balance at March 31, 2005 (unaudited)	—	$—	361,145	$4	$114,822	$55	$(128,824)	$(22)	$(13,965)

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,			Three Months Ended March 31
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities
Net income (loss)	$20,143	$(17,206)	$1,111	$14,283	$(4,768)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization expense	25,261	30,099	31,105	7,934	8,574
Provision for bad debt expense	4,510	500	721	298	87
Noncash interest expense	1,289	1,302	2,339	335	1,219
Value of stock issued to management and directors	—	70	34	20	36
Cancellation of warrants, options, and unamortized note discount	3,030	—	—	—	—
Loss (gain) on write-off and sales of assets	148	(484)	162	1	46
Gain on extinguishment of debt	(53,549)	—	(18,195)	(18,195)	—
Gain on sales of marketable securities	—	—	(7)	—	(46)
Changes in operating assets and liabilities:
Restricted cash	—	—	(722)	—	71
Accounts receivable	(2,240)	(1,520)	658	(164)	(302)
Other receivables	2,431	904	(546)	218	85
Inventories	(218)	(393)	296	(5)	(379)
Prepaid expenses and other assets	(697)	(219)	(209)	354	365
Accounts payable and accrued expenses	(2,848)	3,450	8,984	2,210	(3,454)
Deferred revenue	(137)	(397)	878	76	23
Accrued compensation expenses	(11)	582	(1,216)	(326)	793

Net cash (used in) provided by operating activities	(2,888)	16,688	25,393	7,039	2,350
Investing activities
Purchase of subsidiaries, net of cash acquired	—	—	(45,495)	—	—
Purchases of available-for-sale securities	—	—	(8,198)	—	(14,134)
Proceeds from sales of available-for-sale securities	—	—	2,041	—	7,646
Purchases of property and equipment	(12,569)	(13,367)	(15,414)	(3,916)	(4,972)
Cash paid for customer installation costs	(10,541)	(11,669)	(11,293)	(2,780)	(3,343)
Purchase of net assets held for sale				—	(216)
Proceeds from sale of assets	90	28	25	2	5

Net cash used in investing activities	(23,020)	(25,008)	(78,334)	(6,694)	(15,013)
Financing activities
Proceeds from issuance of notes payable	1,432	—	136,163	84,813	—
Payments made on bank debt and capital lease obligations	(14,886)	(2,697)	(66,948)	(65,950)	(453)
Proceeds from (fees associated with) issuance of preferred stock	36,696	(70)	15,000	2	—
Payment on repurchase of preferred stock	—	—	(5,085)	—	—
Proceeds from issuance of common stock	—	19	8	—	1
Cash received in connection with debt extinguishment	8,785	—	—	—	—
Increase in debt issuance costs	(434)	(59)	(8,368)	(4,220)	(240)

Net cash provided by (used in) financing activities	31,593	(2,807)	70,770	14,645	(692)

Net increase (decrease) in cash and cash equivalents	5,685	(11,127)	17,829	14,990	(13,355)
Cash and cash equivalents at beginning of year	14,048	19,733	8,606	8,606	26,435

Cash and cash equivalents at end of year	$19,733	$8,606	$26,435	$23,596	$13,080

Supplemental cash flow information
Cash paid for interest	$1,411	$452	$9,114	$1,980	$3,643

Supplemental noncash activities
Equipment purchases under capital leases	$65	$1,430	$4,064	$345	$584

Value of common stock issued to management and certain members of the board of directors	$—	$124	$14	$—	$24

Value of preferred stock issued in connection with debt extinguishment	$1,378	$—	$—	$—	$—

See accompanying notes.

Eschelon Telecom, Inc.

Notes to Consolidated Financial Statements

Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited

(In Thousands, Except Share and per Share Amounts)

1.    Summary of Significant Accounting Policies

Organization

        Eschelon Telecom, Inc. (the Company) is a facilities-based provider of integrated voice and data communications services to small and medium-sized businesses in 12 markets in the western United States. As a result of the ATI acquisition (see Note 2), the Company will operate in 19 markets in the western United States in 2005.

        The Company offers the following products and services:

  •
  Local Business Telephone Service—Local access lines including traditional business lines, direct dial trunks, and analog and digital access; local service enhanced features including hunting, forwarding, transferring, voice messaging, caller ID, call waiting, three-way calling, and call hold.

  •
  Long Distance Services—Outbound services, inbound services including toll-free services, calling cards, and operator services.

  •
  Data Services—High-speed data transmission services, such as dedicated and broadband Internet access, and e-mail and web-hosting services.

  •
  Business Telephone Systems—Products include telephone transmission products, data transmission products, and voice messaging products; services include system configurations, maintenance agreements, and technical service and repair.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

        The accompanying unaudited interim consolidated balance sheet as of March 31, 2005, the consolidated statements of operations and cash flows for the three months ended March 31, 2004 and 2005, and the consolidated statement of stockholders' deficit for the three months ended March 31, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company's statement of financial position as of March 31, 2005 and their results of operations and their cash flows for the three months ended March 31, 2004 and 2005. The results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005 or for any other period.

Unaudited Pro Forma Information

        If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding and accumulated dividends will automatically convert into 8,616,389 shares of common stock. Unaudited pro forma stockholders' equity as adjusted for the assumed conversion of the convertible preferred stock, is set forth on the consolidated balance sheet.

        Pro forma net income (loss) per share for the year ended December 31, 2004 and the three months ended March 31, 2005 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the conversion of the Company's preferred stock into shares of the Company's common stock as if such conversion occurred at the date of original issuance.

        The resulting pro forma adjustments include an increase in the weighted average shares used to compute basic and diluted net income (loss) per share as follows:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
Weighted average shares outstanding	287,393	313,400
Effect of restricted common stock	28,308	—
Employee stock options	328,598	—
Adjustments to reflect the assumed conversion of the convertible preferred stock and accumulated dividends	8,473,763	8,616,389

Weighted average shares used in computing diluted pro forma net loss per share	9,118,062	8,929,789

Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value. On December 31, 2003 and 2004 and March 31, 2005, the Company had investments in securities of $3,145, $17,051 and $5,952, respectively, which are included in cash and cash equivalents.

Restricted Cash

        In August 2004, a Nevada state court entered a judgment against the Company for intentionally interfering with a former salesperson's economic relationship with his new employer in the amount of $376 plus costs. The Company had reason to believe the former employee was violating his non-solicitation agreement with the Company. The Company appealed the judgment because, among other reasons, the jury was not instructed to consider whether the Company was justified in informing the new employer of the agreement and the intent to enforce it. During the appeal process, the Company is required to hold an amount equal to one-half times the pending judgment, plus accrued interest, as restricted cash. In January 2005, the Company settled this case agreeing to pay a total of $300 in three annual installments. As part of the agreement, a letter of credit has been established for the $200 remaining to be paid.

        At March 31, 2005, the Company has a $200 letter of credit with Sprint for services provided to Business Productivity Solutions, Inc. which the Company acquired on March 31, 2005, and a $100 letter of credit with DDP, a billing services provider, related to payment terms for their services.

        In addition, included in restricted cash is collateral on bank credit cards and municipal letters of credit with two cities in Washington.

Available-for-Sale Securities

        Short-term investments are comprised of municipal and United States government debt securities with maturities of more than three months but less than one year. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, and based on the Company's intentions regarding these instruments, all investments in debt securities are classified as available-for-sale and accounted for at fair value. Fair value is determined by quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity (deficit). The Company uses the specific identification of securities sold method to recognize realized gains and losses in earnings.

Property and Equipment

        Property and equipment, including leasehold improvements, are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Vehicles	5 years
Office furniture and equipment	5-7 years
Computer equipment	5 years
Computer software	3 years
Switching and data equipment	12 years
Switching and data software	5 years

        Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful life of the asset.

        All internal costs directly related to the construction of the switches and operating and support systems, including compensation of certain employees, are capitalized.

        Property and equipment consist of the following:

	December 31,		March 31,
	2003	2004	2005
Vehicles	$39	$590	$810
Office furniture and equipment	13,243	16,746	17,394
Computer equipment and software	30,264	34,534	36,157
Leasehold improvements	16,931	19,504	19,633
Switching and data equipment and software	76,751	99,736	102,566

	137,228	171,110	176,560
Less accumulated depreciation	(50,451)	(68,261)	(73,600)

	$86,777	$102,849	$102,960

Goodwill and Other Intangible Assets

        Goodwill is tested at least annually for impairment at the reporting unit level. If the undiscounted future cash flows of a reporting unit are less than the carrying amount, an impairment charge is recognized. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, management completed its annual impairment test in the fourth quarter of 2003 and 2004 and determined that goodwill had not been impaired.

        Intangibles consist of debt issuance costs, customer installation costs, and non-compete agreements. In 2003, and 2004, debt issuance costs were incurred in connection with the issuance of notes payable. These costs are being amortized over the term of the facility. The customer installation costs are being amortized over a period of 48 months, which approximates the average life of a customer contract. Non-compete agreement costs represent costs associated with various agreements the Company has entered into with existing management of the companies it has acquired and a settlement agreement with a former employee of the Company. These costs are being amortized over the terms of the agreements.

        Intangible assets consist of the following:

	December 31,		March 31,
	2003	2004	2005
Customer installation costs	$52,794	$64,087	$67,429
Debt issuance costs	5,833	8,368	8,608
Non-compete agreements	15	15	315

	58,642	72,470	76,352
Less accumulated amortization	(29,590)	(39,512)	(42,978)

	$29,052	$32,958	$33,374

        The Company reviews all long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. Under SFAS No. 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

        Total amortization expense was $10,402, $12,131 and $14,759 for the years ended December 31, 2002, 2003 and 2004, respectively, and $4,393 for the three months ended March 31, 2005. Estimated amortization expense for each of the five succeeding fiscal years based on current intangible assets is expected to be $16,502, $12,864, $11,247, $9,151 and $8,463, respectively.

Revenue Recognition

        Revenues from network services are recognized in the period in which subscribers use the related services. Revenues from equipment sales and related installation charges are recognized upon delivery, completion of the installation of the related equipment, and acceptance by the customer, at which point legal title passes to the customer. Revenues for carrier interconnection and access are recognized in the period in which the service is provided.

Deferred Revenue

        Deferred revenue consists of voice and data services that are billed in advance and recorded as a liability for services provided in the future, maintenance contracts related to servicing business telephone systems and estimated warranty costs associated with business telephone systems.

        Deferred revenue related to voice and data services is recognized over the average customer life. Deferred revenue related to maintenance contracts is recognized over the life of the contract. Deferred revenue related to estimated warranty costs is recognized over the warranty period, which is typically one year.

Advertising Costs

        Advertising costs are expensed as incurred. For the years ended December 31, 2002, 2003 and 2004, the Company had advertising expense of $869, $479 and $464, respectively, and $134 for the three months ended March 31, 2005.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are initially recorded at fair value upon the sale of products or services to customers. Significant estimates are required in determining the allowance for doubtful accounts receivable. The Company considers two primary factors in determining the proper level of allowance, including historical collections experience and the aging of the accounts receivable portfolio. The allowance for doubtful accounts requirements are based on the best facts available to the Company and are reevaluated and adjusted as additional information is received. The Company has a credit policy which helps minimize credit risk.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accumulated Other Comprehensive Income

        Accumulated other comprehensive income represents unrealized gains on available-for-sale securities, net of tax. Accumulated other comprehensive income is presented in the consolidated statements of stockholders' equity (deficit). The components of accumulated other comprehensive income are as follows:

Balance, December 31, 2003	$—
Net unrealized gain (loss) on financial instruments	30

Balance, December 31, 2004	30
Net unrealized gain (loss) on financial instruments	25

Balance, March 31, 2005	$55

Income Taxes

        The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and the Company records a valuation allowance to reduce its deferred tax assets to the amounts it believes to be realizable. The Company has concluded that a full valuation allowance against its deferred tax assets was appropriate.

Net Income (Loss) Per Share

        Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, unvested restricted stock grants and convertible preferred stock.

        The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share:

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
Numerator:
Net income (loss) applicable to common stockholders, as reported	$17,442	$(20,632)	$(3,181)	$13,429	$(5,847)
Add: Cumulative preferred stock dividends	2,701			6,981	—
Deduct: Unrecognized deferred compensation expense	—	—	—	(34)	—

Numerator for diluted earnings per share	$20,143	$(20,632)	$(3,181)	$20,376	$(5,847)

Denominator:
Weighted average number of common shares outstanding	118,086	292,481	287,393	267,882	313,400
Effect of dilutive securities:
Restricted stock grants	—	—	—	37,852	—
Employee stock options	—	—	—	338,974	—
Convertible preferred stock	3,370,182	—	—	7,236,743	—

Denominator for diluted earnings per share	3,488,268	292,481	287,393	7,881,451	313,400

Net income (loss) per share:
Basic—as reported	$147.68	$(70.59)	$(11.11)	$50.13	$(18.70)
Diluted—as reported	$5.83	$(70.59)	$(11.11)	$2.57	$(18.70)

Stock-Based Compensation

        The Company accounts for its stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the consolidated statements of operations.

        The Company adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation. SFAS No. 148 requires disclosure of how stock compensation expense would be computed under SFAS No. 123, Accounting for Stock-Based Compensation, using the fair value method.

        The following table illustrates the effect on net income (loss) per share if the Company had applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Net income (loss) applicable to common stockholders as reported	$17,442	$(20,632)	$(3,181)	$13,429	$(5,847)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—	70	20	20	12
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(290)	(133)	(45)	(32)	(17)

Pro forma net income (loss) applicable to common stockholders	$17,152	$(20,695)	$(3,206)	$13,417	$(5,852)

Net income (loss) per share:
Basic—as reported	147.68	(70.59)	(11.11)	50.13	(18.70)
Basic—pro forma	145.25	(70.73)	(11.11)	50.13	(18.70)
Diluted—as reported	5.83	(70.59)	(11.11)	2.57	(18.70)
Diluted—pro forma	5.69	(70.73)	(11.11)	2.57	(18.70)

        The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Expected dividend yield	—	—	—	—	—
Expected stock price volatility	25%	25%	25%	25%	25%
Risk-free interest rate	4.00%	3.25%	3.88%	3.25%	3.71%
Expected life of options	5 years	5 years	5 years	5 years	5 years

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment: an amendment of FASB Statement No. 123 and FASB Statement No. 95, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS 123R must be adopted no later than July 1, 2005 for calendar quarter companies. The Company expects to adopt SFAS 123R on July 1, 2005.

        SFAS 123R permits companies to adopt one of two methods: (1) A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date or (2) A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company is currently in the process of evaluating the two option valuation methods and the potential impact on the financial statements.

2.    Acquisition

        On October 13, 2004 the Company entered into an agreement to purchase all of the outstanding common stock of Advanced TelCom, Inc. (ATI) for $45,495, net of cash acquired. The transaction closed on December 31, 2004. The closing of this transaction gives the Company a leading market position among competitive local exchange carriers within the Pacific Northwest, acquiring more than 18,000 business customers that utilize approximately 124,000 access lines. The Company expects to benefit from operating synergies from consolidating ATI's operations into its existing business.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$321
Other current assets	7,987
Property and equipment	15,389
Goodwill	31,608

Total assets acquired	55,305
Current liabilities	6,741
Long-term liabilities	217
Acquisition reserve	2,531

Total liabilities assumed	9,489

Net assets acquired	$45,816

        The Company allocated the purchase price on a preliminary basis using the information then available. The allocation of the purchase price to the assets and liabilities will be finalized within the next 12 months. Upon completion of the final purchase price allocation, an additional portion of the excess purchase price may be allocated to certain intangibles that are separable from goodwill or arise from contractual or legal rights. The Company accrued $2,531 in acquisition related expenses, which included severance benefits, relocation costs and contract termination fees. As of December 31, 2004, none of the acquisition related expenses have been paid.

        At March 31, 2005 the balance in the acquisition reserve was as follows:

Balance at December 31, 2004	$2,531
Payments	(103)

Balance at March 31, 2005	$2,428

        The following unaudited pro forma financial information was prepared in accordance with SFAS No. 141, Business Combinations, and assumes the acquisition had occurred at the beginning of the periods presented. The unaudited pro forma information is provided for informational purposes only. These pro forma results are based upon the respective historical financial statements of the respective companies, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the combined company. The pro forma results of operations do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

        The pro forma combined results are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2003	2004	2004
Revenue	$180,542	$217,387	$53,576
Net loss	(19,673)	(1,559)	17,938
Net loss per share—basic	(82.11)	(23.44)	63.82
Net loss per share—diluted	(82.11)	(23.44)	3.12

        ATI's consolidated financial information included in the 2003 pro forma results represents the period from May 15, 2003 (the date on which ATI emerged from bankruptcy) through December 31, 2003.

General Electric Business Productivity Solutions

        On October 13, 2004 the Company entered into an agreement with General Electric Capital Corporation to purchase substantially all of the assets of General Electric Business Productivity Solutions, Inc. (GE BPS) for $100. The transaction closed on March 31, 2005 and will be accounted for as a discontinued operation. GE BPS constitutes a group of assets that can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company. Management has determined that the group of assets does not fit the Company's future business model and is committed to sell the net assets with a carrying value of $216, which approximates the fair value less cost to sell the group of assets. The Company believes that the assets will be sold within the next twelve months. At March 31, 2005 the Company determined that the plan of sale criteria in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, had been met and classified the assets and liabilities accordingly on the balance sheet.

        The fair value less cost to sell the GE BPS assets is presented in the balance sheet as follows:

Discontinued operation assets held for sale	$1,023
Discontinued operation liabilities held for sale	(807)

Fair value less cost to sell	$216

3.    Investments

        As of December 31, 2004, available-for-sale securities consist of the following:

	Cost Basis	Unrealized Holding Gains	Fair Value
U.S. government agencies	$2,300	$11	$2,311
Corporate obligations	3,864	19	3,883

Total available-for-sale securities at December 31, 2004	$6,164	$30	$6,194

U.S. government agencies	$6,269	$18	$6,287
Corporate obligations	6,429	37	6,466

Total available-for-sale securities at March 31, 2005	$12,698	$55	$12,753

        All debt securities as of December 31, 2004 and March 31, 2005, have maturities of six months or less.

4.    Notes Payable

        In 1999, Eschelon Operating Company, a wholly-owned subsidiary of the Company, entered into a credit agreement (subsequently amended in 2000 and 2001) with NTFC Capital Corporation (NTFC) and certain other lenders (collectively with NTFC, the lenders) and General Electric Capital Corporation (GECC), providing a credit facility in the aggregate principal amount of $145,000 (the Credit Agreement).

        In June 2002, the Company entered into an Exchange Agreement with the lenders on its Credit Agreement. Under the terms of the Exchange Agreement, the Company's lenders were given three options to restructure the debt under the Credit Agreement. Lenders who chose the first option received cash in the amount of $0.19 per dollar of outstanding principal in repayment in full of all liabilities owed to such lenders under the Credit Agreement. Lenders who chose the second option entered into new notes with a principal amount of approximately $0.38 per dollar of the previously outstanding principal amount, with new payment terms and interest rates and received shares of series A convertible preferred stock in exchange of all liabilities owed to such lenders under the Credit Agreement. Lenders who chose the third option entered into new notes in the same principal amount but with new payment terms and interest rates and agreed to cancel a warrant for the purchase of 54,240 shares of Common Stock in exchange of all liabilities owed to such lenders under the Credit Agreement.

        In accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, the Exchange Agreement transaction was accounted for as a troubled debt restructuring. The Company recognized a pretax gain of $53,549 from the debt restructuring and recorded $28,481 of excess carrying value over the face amount of the remaining principal due, which would reduce interest expense over the term of the new notes utilizing the effective interest rate method. The Company was not able to recognize the $28,481 as a gain because the interest to be incurred on the new notes was calculated via either a Base Rate of LIBOR, plus an applicable margin, not allowing the future cash flows to be calculated with certainty. The Company recorded a gain on this portion of the restructuring once the maximum future payments on the new notes were certain to be less than the original carrying amount. In addition, certain lenders received 6,780,541 shares of series A convertible preferred stock with a fair value of $3,444 in the Exchange Agreement.

        For the years ended December 31, 2002, 2003 and 2004, the Company recognized, as a reduction to interest expense, $2,140, $4,470 and $998, respectively, of the excess carrying value.

        As of December 31, 2003, the notes had a carrying value of $86,226, including $21,871 of excess carrying value. The maturity date of the loans under the amended Credit Agreement was June 30, 2009. The terms of the amended Credit Agreement did not require repayment of any outstanding principal until June 30, 2005, at which time the Company was required to make quarterly payments of varying amounts through June 30, 2009. During the first 36 months of the term of the amended Credit Agreement, the Company was obligated to pay interest quarterly on the outstanding loan balance at the initial interest rate of 8% per year. The Company had the option of capitalizing such accrued interest into the outstanding balance during this 36-month period. The Company capitalized $4,932 and $861 of interest expense for the years ended December 31, 2003 and 2004, respectively. The amended Credit Agreement allowed for prepayments of outstanding amounts and contained certain restrictive covenants. At December 31, 2003, the Company was in compliance with these covenants.

        In March 2004, Eschelon Operating Company completed an offering of $100,000 of 8 3/8% senior second secured notes ("notes") due 2010 at a discount resulting in approximately a 12% yield to maturity. Proceeds from the offering were used to retire the Credit Agreement with a principal balance of $65,421 and provide additional liquidity to the Company. The repayment of the Credit Agreement resulted in the Company recording $18,195 as a gain on extinguishment of debt, which represented $20,873 of excess carrying value less the write-off of $2,678 of debt issuance costs associated with the 2002 Exchange Agreement.

        In November 2004, Eschelon Operating Company completed an offering of $65,000 of 8 3/8% senior second secured notes ("notes") due 2010 at a discount resulting in approximately a 14% yield to maturity. Proceeds from the offering were used to finance the acquisition of Advanced TelCom, Inc.

        The notes will mature on March 15, 2010, and accrue interest at an annual rate of 8 3/8% with interest payments made on a semiannual basis on each March 15 and September 15. On or after March 15, 2007, the Company may redeem some or all of the notes at the following redemption prices, expressed as percentages of their accreted value, plus accrued and unpaid interest, if any, to the date of redemption: 1) on or after March 15, 2007, at 106%; 2) on or after March 15, 2008 at 103%; and 3) on or after March 15, 2009 at 100%. Prior to March 15, 2007, up to 35% of the aggregate principal amount at maturity of the notes may be redeemed at the Company's option with the net proceeds of certain equity offerings at 112.000% of their accreted value, plus accrued and unpaid interest, if any, to the date of redemption, provided that, following such redemption, at least 65% of the aggregate principal amount at maturity of the notes originally issued remains outstanding. In addition, the Company may, at its option upon a change of control, redeem all, but not less than all, of the notes at any time prior to March 15, 2007, at 112.000% of their accreted value, plus accrued and unpaid interest, if any, to the redemption date. On September 15, 2009, if any notes are outstanding, the Company will be required to redeem 3.5% of each then outstanding note's aggregate accreted value, or the Mandatory Principal Redemption Amount, at a redemption price of 100% of the accreted value of the portion of notes so redeemed; provided, that the Company shall simultaneously be required to redeem an additional portion of each note to the extent required to prevent such note from being treated as an Applicable High Yield Discount Obligation within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended. The Mandatory Principal Redemption Amount represents, with respect to each note, an amount approximately equal to (i) the excess of the accreted value of the outstanding notes over the original issue price thereof less (ii) an amount equal to one year's simple uncompounded interest on the aggregate original issue price of such outstanding notes at a rate per annum equal to the yield to maturity on the outstanding notes.

        Eschelon Operating Company is a wholly-owned subsidiary of the Company. As part of the financing structure of the notes, Eschelon Operating Company created a number of subsidiaries formed to hold the public utilities commission licenses for the geographic regions in which the Company operates. The operating activities of the group are located at the Company level, and these subsidiaries do not have any independent operating activities. The Company and all of the subsidiaries have guaranteed the notes fully and unconditionally, and all such guarantees are joint and several. There are no significant restrictions on the Company or any guarantor to obtain funds from the subsidiaries by dividend or loan.

        The carrying value of the notes is comprised of the following:

	December 31,		March 31,
	2003	2004	2005
Principal amount due	$64,355	$165,000	$165,000
Excess carrying value over principal amount due	21,871	—
Discount on notes payable	—	(27,222)	(26,282)

	$86,226	$137,778	$138,718

        The accreted value of notes payable as of December 31 of the following years is:

2005	$141,731
2006	146,204
2007	151,280
2008	157,040
2009	163,578
2010	165,000

        The carrying amount, net of the excess carrying value resulting from the troubled debt restructuring, of the Company's debt instruments in the consolidated balance sheets at December 31, 2003 approximates fair value. The carrying amount, net of discount, of the Company's debt instruments in the consolidated balance sheets at December 31, 2004 approximates fair value.

5.    Commitments and Contingencies

        In April 2003, the Company entered into a five-year agreement with MCI to purchase colocation/LIS transport services. The agreement requires that the Company maintain monthly minimums as follows:

April 2004—March 2005	$84/month
April 2005—March 2006	$88/month
April 2006—March 2007	$93/month
April 2007—March 2008	$97/month

        The Company will pay an underutilization charge for any amounts billed under the monthly minimum.

        In 2000, the Company entered into an amendment of an earlier Master Purchase and Services agreement with Nortel Networks, Inc. (Nortel Networks). Under the amendment, the Company committed to purchase and/or license $100,000 of Nortel Networks' equipment or services. However, the Company is confident that, due to Nortel Networks' discontinuance of certain product lines contemplated in the Amended Master Purchase and Services agreement, neither party will be held to the conditions of the contract.

        In August 2000, the Company entered into a ten-year agreement with Global Crossing to purchase a total of $100,000 of services. In connection with this agreement the Company paid approximately $6,791, $8,273 and $9,344 in 2002, 2003 and 2004, respectively. The agreement does not contain monthly minimums, however a penalty is assessed for early termination upon change in control. Upon change in control, the early termination penalty fee is $5,000.

        On October 13, 2004, the Company entered into an agreement with GE BPS, a Georgia corporation and wholly-owned subsidiary of General Electric Capital Corporation (GECC), pursuant to which the Company agreed to purchase substantially all of the operating assets of GE BPS (the GE BPS Acquisition) and assume certain liabilities, for a purchase price of $100. Due to the extensive regulatory approvals required to close the GE BPS Acquisition, the Company cannot currently estimate the closing date, however the Company expects the GE BPS transaction to close in the first half of 2005. GE BPS is a non-facility based reseller serving primarily residential customers in almost all 50 states. Consummation of the GE BPS Acquisition is subject to customary conditions, including the receipt of required regulatory approvals. The transaction closed on March 31, 2005 (see Note 2).

        In March 2005, we settled several lawsuits against Qwest on mutually acceptable terms. As a result of the settlement agreement, our suit against Qwest in the United States District Court, Western District of Washington regarding access, the development of an unbundled network element platform, and failing to make DSL available for resale was dismissed and we agreed to withdraw our appeal in the United States District Court, District of Minnesota of the unfavorable decision of the Minnesota PUC denying us service quality credits.

Legal Proceedings

        In August 2004, a Nevada state court entered a judgment against the Company for intentionally interfering with a former salesperson's economic relationship with his new employer in the amount of $376 plus costs. The Company had reason to believe the former employee was violating his non-solicitation agreement with the Company. The Company appealed the judgment because, among other reasons, the jury was not instructed to consider whether the Company was justified in informing the new employer of the agreement and the Company's intent to enforce it. The Company settled this case in January 2005, agreeing to pay a total of $300 over three annual installments.

        The Company is a party to several complaint proceedings against Qwest filed with the Arizona, Colorado, Minnesota and Washington Public Utility Commissions and two federal court lawsuits involving Qwest. The Minnesota Public Utility Commission ordered Qwest to pay the Company $500 as a refund of overcharges related to enhanced extended loops and the Company received the refund. The Federal District Court in Minnesota recently denied Qwest's appeal of the Minnesota Public Utility Commission's unbundled network element Cost Order. Qwest then appealed to the Federal Court of Appeals. If Qwest is successful, the Company's unbundled network element rates in Minnesota could increase. The Company has appealed the unfavorable decision by the Minnesota PUC regarding the Company's request for a refund from Qwest for overcharges for the Company's Minnesota collocations. The Minnesota Public Utility Commission, the Colorado Public Utility Commission, and the Arizona

Corporation Commission recently granted, and the Washington Public Utility Commission denied in part and granted in part, the Company's complaints regarding retroactive application of certain favorable unbundled network elements rates. Qwest has not appealed these decisions.

        The Company has reached a settlement with Qwest that resolves the following matters on mutually acceptable terms: the Company's appeal of the unfavorable decision by the Minnesota Public Utility Commission for Qwest's withholding of Direct Measures of Quality, or DMOQ, billing credits from the Company; the Company's appeal of the Washington State District Court decision upholding the Public Utility Commission's decision that denied in part the Company's complaint regarding retroactive application of certain favorable unbundled network elements rates; and the Company's lawsuit against Qwest in the United States District Court, Western District of Washington regarding the financial harm the Company has suffered as a result of Qwest's violations of the Company's interconnection agreements by failing to provide accurate records relating to interstate and intrastate long distance calls, failing to develop an unbundled network platform and failing to make DSL available for resale.

        Investigations are ongoing in Arizona and Colorado relating to the alleged failure of Qwest and several CLECs, including the Company, to submit interconnection agreements for approval by state regulatory agencies. The Company cannot predict the outcome of the Arizona or Colorado investigations or the effect that any corresponding regulatory actions may have on its business. A similar investigation by the Minnesota Public Utility Commission resulted in no direct penalties against the Company, while the Washington Commission approved a settlement under which the Company paid $25 and provided testimony in return for dismissal of the case against the Company.

        The Minnesota Department of Commerce has filed a complaint with the Minnesota Public Utility Commission concerning agreements that CLECs, including the Company, have with certain interexchange carriers for pricing access services. The Minnesota Department of Commerce has asserted that the agreements are unlawfully discriminatory and required to be filed. The Company cannot predict the outcome of this proceeding or its effect on the Company's business.

        The Company cannot predict the outcome of any of these proceedings or their effect on its business. The Company is party from time to time to other ordinary course matters not believed to be material.

6.    Operating and Capital Leases

        The Company leases office space under operating leases. The office leases generally require a base rent plus amounts covering operating expenses and property tax. Rent expense for the years ended December 31, 2002, 2003, and 2004 was $5,837, $6,007, and $5,087, respectively.

        Future minimum lease payments under operating leases with a term in excess of one year as of December 31, 2004 are as follows:

2005	$6,855
2006	6,542
2007	5,677
2008	5,500
2009	4,537
Thereafter	6,022

$35,133

        The Company also leases certain furniture and equipment under capital leases. The cost of furniture and equipment in the accompanying balance sheets includes the following amounts under capital leases:

	December 31,
	2003	2004
Cost	$9,897	$6,020
Less accumulated depreciation	(5,062)	(782)

	$4,835	$5,238

        Future minimum lease payments required under capital leases together with the present value of the net future minimum lease payments at December 31, 2004 are as follows:

2005	$2,128
2006	1,726
2007	1,307
2008	180
2009	8

Total minimum lease payments	5,349
Less amount representing interest	(896)

Present value of net minimum payments	4,453
Less current portion	(1,629)

Capital lease obligations, net of current portion	$2,824

7.    Benefit Contribution Plan

        The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Company contributes an amount equal to 45 cents for each dollar contributed by each employee up to a maximum of 6% of each employee's compensation. The Company recognized expense for contributions to the plan of $706, $602 and $764 in 2002, 2003 and 2004, respectively.

8.    Capital Stock

        In June 2002, the Company completed a corporate restructuring, pursuant to which the Company restructured its Credit Agreement (see Note 4); reclassified each share of the Company's outstanding Common Stock into 0.000079378261 shares of common stock; converted all outstanding shares of the Company's series A, B, C, and D convertible preferred stock into common stock at prescribed conversion prices; issued 68,907,245 shares of its newly authorized series A convertible preferred stock, resulting in proceeds of $35,000; issued 6,780,541 shares of its newly authorized series A convertible preferred stock with a fair value of $3,444 to a lender as described in Note 4; and issued 2,712,216 of its newly authorized series A convertible preferred stock with a fair value of $1,378 in exchange for notes previously outstanding.

        In November and December 2002, the Company issued 5,906,675 shares of its newly authorized series A convertible preferred stock, resulting in proceeds of $3,000.

        In December 2004, in connection with the ATI acquisition, the Company repurchased 6,780,541 shares of its series A convertible preferred stock for $5,085.

        In December 2004, the Company issued 20,000,000 shares of its newly authorized series B convertible preferred stock, resulting in proceeds of $15,000.

        Under the terms of the series A and series B convertible preferred stock (collectively, Preferred Stock), the holders are entitled to receive, when and if declared by the Board of Directors, cumulative dividends on each share of Preferred Stock at the rate of 8% per year which shall accrue daily and, to the extent not paid, shall accumulate quarterly in arrears. At December 31, 2003 and 2004, dividends in arrears are $6,127 and $8,777, respectively.

        The shares of series A convertible preferred stock, plus all accrued and unpaid dividends at the time of conversion, are convertible at any time, at the option of the holder, into shares of the Company's common stock at the then applicable conversion ratio. The shares of series B convertible preferred stock, plus all accrued and unpaid dividends at the time of conversion, are convertible at any time, at the option of the holder, into shares of the Company's common stock at the then applicable ratio. The conversion price for each of the series A convertible preferred stock and the series B convertible preferred stock is subject to adjustment in the event of certain events, such as dilutive issuances of additional securities. The Preferred Stock will automatically convert into common stock in the event of an initial public offering raising at least $50,000. The Preferred Stock may be automatically converted upon the consent of the holders of at least 60% of the then outstanding shares of Preferred Stock.

        The shares of Preferred Stock will be redeemed in June 2012, if the shares have not previously been redeemed or converted. The Company may redeem all of the Preferred Stock upon the effectiveness of an initial public offering but currently has no plans to do so because the outstanding Preferred Stock will automatically convert into shares of common stock upon completion of an IPO. The redemption price of the Preferred Stock will be the greater of (i) the applicable original issue price plus all accrued and unpaid dividends or (ii) the fair market value of the shares of common stock, as determined by the Board of Directors, that would be received upon conversion of (a) the Preferred Stock, and (b) any accrued and unpaid dividends on the Preferred Stock.

        Upon a change of control, the holders of 60% of the then outstanding shares of the Preferred Stock may require the Company to redeem all of or a portion of the Preferred Stock at a price equal to (1) the redemption price; provided, however, that if the change of control occurs before the fifth anniversary of the series A convertible preferred stock, then the redemption price for the shares of series A convertible preferred stock shall be the liquidation preference (as described below).

        In the event of the Company's liquidation, the holders of the Preferred Stock will receive any distribution of corporate assets before any distributions are made to a junior class of equity. The amount to be distributed to the holders of series A convertible preferred stock will be the greater of (i) two times the series A original issue price plus all accrued and unpaid dividends thereupon (whether or not yet accumulated) as of the date of distribution and (ii) the fair market value of the shares of the Company's common stock after taking into account the pari passu rights on liquidation of the series B convertible preferred stock, as determined by the Board of Directors, that would be received upon (1) conversion of the series A convertible preferred stock, (2) any accrued and unpaid dividends thereupon and, (3) if the liquidation is prior to the fifth anniversary of the date of issuance of the series A convertible preferred stock, all additional dividends that would have been accrued thereupon through the fifth anniversary date. The amount to be distributed to the holders of series B convertible preferred stock will be the greater of (i) the series B original issue price plus all accrued and unpaid dividends thereupon (whether of not yet accumulated) as of the date of distribution and (ii) the fair market value of the shares of the Company's common stock, after taking into account the pari passu rights on liquidation of the series A convertible preferred stock, as determined by the Board of Directors, that would be received upon (1) conversion of the series B convertible preferred stock and (2) any accrued and unpaid dividends thereupon.

Stock Options

        The Board of Directors approved the Eschelon Telecom, Inc. Stock Option Plan of 1996 (the 1996 Plan). The 1996 Plan provided for the issuance of incentive and nonqualified stock options to key management staff. Under the 1996 Plan, the exercise price of options granted was determined by the Board of Directors, providing that incentive stock options were granted at exercise prices equal to the fair market value of the Company's stock on the date of grant. A total of 493,024 shares of the Company's common stock were reserved for issuance under the 1996 Plan.

        In June 2002, the Company completed a corporate restructuring, pursuant to which the Company terminated the 1996 Plan, including the cancellation of all unexercised options outstanding under the 1996 Plan.

        In November 2002, the Board of Directors approved the Eschelon Telecom, Inc. Stock Option Plan of 2002 (the 2002 Plan). A total of 1,041,966 shares of the Company's common stock have been reserved for issuance under the 2002 Plan. At December 31, 2002, the Company did not have any options outstanding.

        The following table summarizes the options to purchase shares of the Company's common stock under the Eschelon Telecom, Inc. Stock Option Plans of 1996 and 2002:

	Shares Available for Grant	Plan Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2001	74,472	401,060	$69.51
Additional shares reserved	1,041,966	—	—
Canceled	(74,472)	(401,060)	69.51

Balance at December 31, 2002	1,041,966	—	—
Options granted	(786,294)	786,294	0.68
Restricted stock granted	(183,399)	—	0.68
Canceled	65,120	(65,120)	0.68
Exercised	—	(28,290)	0.68

Balance at December 31, 2003	137,393	692,884	0.68
Options granted	(101,984)	101,984	1.35
Canceled	35,921	(35,921)	0.83
Exercised	—	(11,843)	0.69

Balance at December 31, 2004	71,330	747,104	$0.77

        The following table contains details of the stock options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.00–$0.68	644,297	8.1 years	$0.68	374,488	$0.68
$0.69–$1.35	102,807	9.2 years	$1.35	19,806	$1.35

	747,104	8.2 years	$0.77	394,294	$0.71

        Information on stock option and restricted stock grants during the twelve months ended March 31, 2005 is as follows:

Value Analysis—As of Grant Date

Grant Date	Number of Options or Restricted Shares Granted	Exercise Price	Fair Value	Intrinsic Value(1)
May 20, 2004	72,679	$1.35	$2.71	$1.36
August 12, 2004	8,729	$1.35	$2.71	$1.36
January 3, 2005	10,966	$1.35	$3.39	$0.68
March 14, 2005	8,856	$2.71	$3.39	$0.68

(1)
Intrinsic value reflects the amount by which the value of the shares as of the grant date exceeds the exercise price of the options.

Restricted Common Stock

        In February 2003, the Company granted 183,399 shares of restricted common stock to certain directors and members of management. The fair value per share of this restricted stock was $0.68. The Company records compensation expense as the restrictions are removed from the stock and recognizes the compensation expense over the vesting period. At December 31, 2003, 103,314 shares had vested resulting in total compensation expense related to restricted common stock of $70. At December 31, 2004, an additional 29,958 shares had vested resulting in compensation expense of $20.

9.    Income Taxes

        As of December 31, 2004, the Company had $134,000 of net operating loss (NOL) carryforwards. The NOL carryforwards begin to expire in the year 2019. Should the Company incur a change in ownership in the future, Section 382 of the United States Internal Revenue Code may limit the amount of cumulative NOLs available to offset future income. Components of the deferred tax asset at December 31, 2003 and 2004 are as follows:

	2003	2004
Deferred tax assets:
Net operating loss carryforward	$52,490	$53,096
Bad debts	296	157
Compensation accruals	423	—
Inventory obsolescence	104	91
Other temporary differences	111	134

	53,424	53,478
Deferred tax liabilities:
Depreciation	(8,663)	(7,416)
Other	—	(11)

	44,761	46,051
Valuation allowance	(44,761)	(46,051)

Net deferred tax asset	$—	$—

        Income tax expense for the year ended December 31, 2004, is comprised of state taxes. The reconciliation between the statutory federal income tax rate and the effective rate is as follows:

	Year Ended December 31,
	2002	2003	2004
Federal statutory tax rate	35.00%	(35.00)%	34.00%
State taxes	5.25	(4.84)	0.25
Permanent differences	—	—	2.74
Future utilization of net operating loss carryforwards	—	40.00	—
Reduction of valuation allowance	(40.00)	—	(40.00)

Effective tax rate	0.25%	0.16%	0.38%

10.    Condensed Consolidating Financial Information

        Our 8 3/8% senior second secured notes due 2010 issued by Eschelon Operating Company are fully and unconditionally guaranteed by the Company and all existing subsidiaries and the indenture governing the notes requires that any future subsidiaries that are organized in the United States must also guarantee the notes on the same basis.

        Additional information regarding the 8 3/8% senior second secured notes due 2010 is included in Note 4, Notes Payable.

        The following tables present condensed consolidating balance sheets for the years ended December 31, 2003 and 2004 and the period ended March 31, 2005 and condensed consolidating statements of operations for the three years ended December 31, 2004 and the three months ended March 31, 2004 and 2005.

 Condensed Consolidating Balance Sheets

As of December 31, 2003

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$8,886	$(280)	$—	$8,606
Restricted cash	—	—	—	—
Available-for-sale securities	—	—	—	—
Accounts receivable	—	13,537	—	13,537
Other receivables	—	2,097	—	2,097
Inventory	—	3,169	—	3,169
Prepaid expenses	1,800	246	—	2,046

Total current assets	10,686	18,769	—	29,455
Property and equipment, net	81,770	5,007	—	86,777
Investment in affiliates	13,182	—	(13,182)	—
Other assets	512	757	—	1,269
Goodwill	—	7,168	—	7,168
Intangible assets, net	12,310	16,742	—	29,052

Total assets	$118,460	$48,443	$(13,182)	$153,721

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$3,136	$1,446	$—	$4,582
Accrued telecommunication costs	—	6,939	—	6,939
Accrued office rent	20	376	—	396
Accrued interest expense	—	—	—	—
Other accrued expenses	367	2,477	—	2,844
Deferred revenue	—	3,000	—	3,000
Accrued compensation expenses	3,184	1,077	—	4,261
Capital lease obligations, current maturities	1,020	—	—	1,020

Total current liabilities	7,727	15,315	—	23,042
Long-term liabilities:
Other long-term liabilities	—	—	—	—
Capital lease obligations, less current maturities	576	—	—	576
Notes payable	86,226	—	—	86,226
Due to (from) affiliates	(6,886)	6,886	—	—

Total liabilites	87,643	22,201	—	109,844
Convertible preferred stock	48,948	—	—	48,948
Stockholders' equity (deficit)	(18,131)	26,242	(13,182)	(5,071)

Total liabilities and stockholders' equity (deficit)	$118,460	$48,443	$(13,182)	$153,721

 Condensed Consolidating Balance Sheets

As of December 31, 2004

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$26,332	$103	$—	$26,435
Restricted cash	722	—	—	722
Available-for-sale securities	6,194	—	—	6,194
Accounts receivable	—	18,941	—	18,941
Other receivables	—	2,976	—	2,976
Inventory	—	2,873	—	2,873
Prepaid expenses	1,227	1,183	—	2,410

Total current assets	34,475	26,076	—	60,551
Property and equipment, net	82,550	20,299	—	102,849
Investment in affiliates	58,998	—	(58,998)	—
Other assets	1,042	943	—	1,985
Goodwill	—	38,776	—	38,776
Intangible assets, net	20,438	12,520	—	32,958

Total assets	$197,503	$98,614	$(58,998)	$237,119

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$4,314	$4,061	$—	$8,375
Accrued telecommunication costs	—	7,616	—	7,616
Accrued office rent	1,722	614	—	2,336
Accrued interest expense	4,069	1	—	4,070
Other accrued expenses	489	5,509	—	5,998
Deferred revenue	—	7,300	—	7,300
Accrued compensation expenses	2,172	1,416	—	3,588
Capital lease obligations, current maturities	1,526	103	—	1,629

Total current liabilities	14,292	26,620	—	40,912
Long-term liabilities:
Other long-term liabilities	76	554	—	630
Capital lease obligations, less current maturities	2,607	217	—	2,824
Notes payable	137,778	—	—	137,778
Due to (from) affiliates	53,351	(53,351)	—	—

Total liabilites	208,104	(25,960)	—	182,144
Convertible preferred stock	63,155	—	—	63,155
Stockholders' equity (deficit)	(73,756)	124,574	(58,998)	(8,180)

Total liabilities and stockholders' equity (deficit)	$197,503	$98,614	$(58,998)	$237,119

 Condensed Consolidating Balance Sheets

As of March 31, 2005

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$7,977	$5,103	$—	$13,080
Restricted cash	651	—	—	651
Available-for-sale securities	12,753	—	—	12,753
Accounts receivable	—	19,156	—	19,156
Other receivables	—	2,891	—	2,891
Inventory	—	3,252	—	3,252
Prepaid expenses	1,010	938	—	1,948
Discontinued assets held for sale	—	1,023	—	1,023

Total current assets	22,391	32,363	—	54,754
Property and equipment, net	82,275	20,685	—	102,960
Investment in affiliates	58,998	—	(58,998)	—
Other assets	1,024	958	—	1,982
Goodwill	—	38,776	—	38,776
Intangible assets, net	21,151	12,223	—	33,374

Total assets	$185,839	$105,005	$(58,998)	$231,846

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$3,109	$5,427	$—	$8,536
Accrued telecommunication costs	—	8,403	—	8,403
Accrued office rent	1,663	619	—	2,282
Accrued interest expense	614	1	—	615
Other accrued expenses	2,237	2,919	—	5,156
Deferred revenue	—	7,323	—	7,323
Accrued compensation expenses	2,429	1,952	—	4,381
Capital lease obligations, current maturities	1,264	105	—	1,369
Discontinued liabilities held for sale	—	807	—	807

Total current liabilities	11,316	27,556	—	38,872
Long-term liabilities:
Other long-term liabilities	772	—	—	772
Capital lease obligations, less current maturities	3,025	190	—	3,215
Notes payable	138,718	—	—	138,718
Due to (from) affiliates	63,033	(63,033)	—	—

Total liabilites	216,864	(35,287)	—	181,577
Convertible preferred stock	64,234	—	—	64,234
Stockholders' equity (deficit)	(95,259)	140,292	(58,998)	(13,965)

Total liabilities and stockholders' equity (deficit)	$185,839	$105,005	$(58,998)	$231,846

 Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2002

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Consolidated
Assets
Revenue:
Network services	$—	$96,209	$96,209
Business telephone systems	—	25,659	25,659

	—	121,868	121,868
Cost of revenue:
Network services	—	39,493	39,493
Business telephone systems	—	16,053	16,053

	—	55,546	55,546
Gross profit:
Network services	—	56,716	56,716
Business telephone systems	—	9,606	9,606

	—	66,322	66,322
Operating expenses:
Sales, general and administrative	31,566	37,354	68,920
Depreciation and amortization	9,774	15,487	25,261

Total operating expenses	41,340	52,841	94,181
Operating income (loss)	(41,340)	13,481	(27,859)
Other income (expense)	47,954	98	48,052

Income (loss) before income taxes	6,614	13,579	20,193
Income taxes	(50)	—	(50)

Net income (loss)	$6,564	$13,579	$20,143

 Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2003

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Consolidated
Assets
Revenue:
Network services	$—	$115,482	$115,482
Business telephone systems	—	25,614	25,614

	—	141,096	141,096
Cost of revenue:
Network services	—	45,037	45,037
Business telephone systems	—	15,784	15,784

	—	60,821	60,821
Gross profit:
Network services	—	70,445	70,445
Business telephone systems	—	9,830	9,830

	—	80,275	80,275
Operating expenses:
Sales, general and administrative	35,274	30,978	66,252
Depreciation and amortization	16,785	13,314	30,099

Total operating expenses	52,059	44,292	96,351
Operating income (loss)	(52,059)	35,983	(16,076)
Other income (expense)	(1,109)	7	(1,102)

Income (loss) before income taxes	(53,168)	35,990	(17,178)
Income taxes	(28)	—	(28)

Net income (loss)	$(53,196)	$35,990	$(17,206)

 Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2004

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Consolidated
Assets
Revenue:
Network services	$—	$131,780	$131,780
Business telephone systems	—	26,316	26,316

	—	158,096	158,096
Cost of revenue:
Network services	—	47,354	47,354
Business telephone systems	—	15,979	15,979

	—	63,333	63,333
Gross profit:
Network services	—	84,426	84,426
Business telephone systems	—	10,337	10,337

	—	94,763	94,763
Operating expenses:
Sales, general and administrative	37,400	31,855	69,255
Depreciation and amortization	20,734	10,371	31,105

Total operating expenses	58,134	42,226	100,360
Operating income (loss)	(58,134)	52,537	(5,597)
Other income (expense)	6,732	(20)	6,712

Income (loss) before income taxes	(51,402)	52,517	1,115
Income taxes	(4)	—	(4)

Net income (loss)	$(51,406)	$52,517	$1,111

 Condensed Consolidating Statements of Operations

For the Three Months Ended March 31, 2004

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Consolidated
Assets
Revenue:
Network services	$—	$32,113	$32,113
Business telephone systems	—	6,083	6,083

	—	38,196	38,196
Cost of revenue:
Network services	—	11,766	11,766
Business telephone systems	—	3,662	3,662

	—	15,428	15,428
Gross profit:
Network services	—	20,347	20,347
Business telephone systems	—	2,421	2,421

	—	22,768	22,768
Operating expenses:
Sales, general and administrative	9,068	7,374	16,442
Depreciation and amortization	5,303	2,631	7,934

Total operating expenses	14,371	10,005	24,376
Operating income (loss)	(14,371)	12,763	(1,608)
Other income (expense)	15,899	(8)	15,891

Income (loss) before income taxes	1,528	12,755	14,283
Income taxes	—	—	—

Net income (loss)	$1,528	$12,755	$14,283

 Condensed Consolidating Statements of Operations

For the Three Months Ended March 31, 2005

	Eschelon Telecom, Inc.	Guarantor Subsidiaries	Consolidated
Assets
Revenue:
Network services	$—	$48,668	$48,668
Business telephone systems	—	5,865	5,865

	—	54,533	54,533
Cost of revenue:
Network services	—	20,001	20,001
Business telephone systems	—	3,630	3,630

	—	23,631	23,631
Gross profit:
Network services	—	28,667	28,667
Business telephone systems	—	2,235	2,235

	—	30,902	30,902
Operating expenses:
Sales, general and administrative	10,473	11,892	22,365
Depreciation and amortization	5,272	3,302	8,574

Total operating expenses	15,745	15,194	30,939
Operating income (loss)	(15,745)	15,708	(37)
Other income (expense)	(4,741)	10	(4,731)

Income (loss) before income taxes	(20,486)	15,718	(4,768)
Income taxes	—	—	—

Net income (loss)	$(20,486)	$15,718	$(4,768)

11.    Reverse Stock Split

        The Company completed a 0.0738-for-one reverse stock split affecting all outstanding shares of common stock on August     , 2005. All share and per share data have been adjusted to reflect the stock split.

12.    Subsequent Events (unaudited)

        On June 21, 2005, the Company settled the lawsuit brought against it by Global Crossing. The parties agreed to release each other from all claims related to the dispute and to amend their agreement. The settlement agreement provides for the Company to pay Global Crossing $5,000 and Global Crossing to credit the Company's future bills for approximately $564 over the following six months.

        Under the terms of the Global Crossing settlement, the Carrier Services Agreement between the parties, which had provided that Global Crossing was the Company's exclusive provider of voice and data services, subject to certain exceptions, and that the Company had a purchase commitment of $100,000 was amended to shorten the term of the agreement to July 1, 2006, to eliminate the exclusivity, purchase commitment and shortfall provisions and to provide that Global Crossing will be the Company's preferred provider for Internet transit and long haul data private line needs.

        The Company settled an age discrimination suit brought against it by a former employee for $80 in exchange for a release of the individual's claims against the Company.

        In July 2005, the investigation in Arizona relating to the alleged failure of the Company to submit interconnection agreements was settled, and the similar investigation in Colorado against the Company was dropped. Also in July 2005, the Minnesota Department of Commerce's complaint regarding the Company's pricing of access services was settled.

        On April 1, 2005, the Company issued to nine accredited investors 205,736 shares of series B convertible preferred stock, resulting in proceeds of approximately $154.

        Stock Options. Information on stock option and restricted stock grants subsequent to March 31, 2005 is as follows:

Value Analysis—As of Grant Date

Grant Date	Number of Options or Restricted Shares Granted	Exercise Price	Fair Value	Intrinsic Value(1)
April 1, 2005	73,682	$2.71	$3.39	0.68
April 29, 2005	221,426	$6.77	$7.45	0.68
May 19, 2005	11,053	$6.77	$16.00	9.22
July 1, 2005	7,713	$6.77	$16.00	9.22

(1)
Intrinsic value reflects the amount by which the value of the shares as of the grant date exceeds the exercise price of the options.

 Report of Independent Registered Public Accounting Firm

The Board of Directors
Eschelon Telecom, Inc.

        We have audited the accompanying consolidated balance sheet of Advanced TelCom, Inc. as of December 30, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period January 1, 2004 through December 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced TelCom, Inc. at December 30, 2004, and the consolidated results of its operations and its cash flows for the period January 1, 2004 through December 30, 2004, in conformity with United States generally accepted accounting principles.

                      /s/  ERNST & YOUNG LLP

Minneapolis, Minnesota
July 8, 2005

 Advanced TelCom, Inc.

Consolidated Balance Sheet

December 30, 2004

(Dollars In Thousands)

Assets
Current assets:
Cash and cash equivalents	$2,133
Accounts receivable, net of allowance for doubtful accounts of $161	1,859
Other receivables	1,782
Prepaid expenses	465
Due from affiliated companies, net	699

Total current assets	6,938
Property and equipment, net	7,879
Restricted cash	6
Other assets	29
Goodwill	21,093
Intangible assets, net	2,155

Total assets	$38,100

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$1,711
Accrued telecommunication costs	987
Other accrued expenses	2,666
Accrued compensation expenses	680
Capital lease obligations, current maturities	103

Total current liabilities	6,147
Long-term liabilities:
Deferred tax liability	1,035
Capital lease obligations, less current maturities	217

Total liabilities	7,399
Stockholders' equity:
Common stock, $0.001 par value per share; 3,000 shares authorized, issued and outstanding	—
Additional paid-in capital	29,566
Retained earnings	1,135

Total stockholders' equity	30,701

Total liabilities and stockholders' equity	$38,100

See accompanying notes.

 Advanced TelCom, Inc.

Consolidated Statement of Operations

Period from January 1, 2004 through December 30, 2004

(Dollars in Thousands, Except per Share Amounts)

Revenue	$59,281
Cost of revenue	28,316

Gross profit	30,965
Operating expenses:
General and administrative	18,903
Sales and marketing	5,438
Depreciation and amortization	2,268

Operating income	4,356
Other income (expense):
Interest income	7
Interest expense	(22)
Other income	140

Income before income taxes	4,481
Income taxes	(1,810)

Net income	$2,671

Net income per share (basic and diluted)	$890.35

Weighted average number of shares outstanding (basic and diluted)	3,000

See accompanying notes.

 Advanced TelCom, Inc.

Consolidated Statement of Stockholders' Equity

(Dollars in Thousands)

	Common Stock
			Additional Paid-In Capital	Retained Earnings
	Shares	Amount			Total
Balance at December 31, 2003	3,000	$—	$29,566	$2,487	$32,053
Distribution to shareholders	—	—	—	(4,023)	(4,023)
Net income for the year	—	—	—	2,671	2,671

Balance at December 30, 2004	3,000	$—	$29,566	$1,135	$30,701

See accompanying notes.

 Advanced TelCom, Inc.

Consolidated Statement of Cash Flows

Period for January 1, 2004 through December 30, 2004

(Dollars In Thousands)

Operating activities
Net income	$2,671
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,268
Provision for bad debt expense	(368)
Provision for income taxes	1,810
Changes in operating assets and liabilities:
Accounts receivable	309
Other receivables	101
Prepaid expenses and other assets	(17)
Due from affiliated companies, net	(2,726)
Accounts payable and accrued expenses	(1,827)
Accrued compensation expenses	(39)

Net cash provided by operating activities	2,182
Investing activities
Purchases of property and equipment	(2,111)
Increase in restricted cash	(1)

Net cash used in investing activities	(2,112)
Financing activities
Payments made on capital lease obligations	(98)

Net cash used in financing activities	(98)

Net decrease in cash and cash equivalents	(28)
Cash and cash equivalents at beginning of year	2,161

Cash and cash equivalents at end of year	$2,133

Supplemental cash flow information
Cash paid for interest	$22

See accompanying notes.

 Advanced TelCom, Inc.

Notes to Consolidated Financial Statements

(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Organization

        Advanced TelCom, Inc. (the Company) is a wholly owned subsidiary of Advanced TelCom Group, Inc. (ATG). On May 15, 2003, ATG was acquired by and operates as a wholly owned subsidiary of General Electric Vendor Financial Services (GEVFS), which is wholly owned by General Electric Capital Corporation.

        Advanced TelCom, Inc. is an integrated communications provider (ICP) offering broadband data and voice telecommunications services primarily to small and medium-sized businesses in third and fourth tier markets, with populations of between 100,000 and 250,000, primarily in the states of Oregon, Washington, Nevada and California. Services include high speed Internet and data services, local exchange service and long distance service.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

        On May 15, 2003, as part of a plan of reorganization, GEVFS exchanged its outstanding senior secured debt in ATG for all of the Company's 3,000 newly issued common stock. The transaction was accounted for as a business combination using the purchase method and accordingly, the Company's consolidated financial statements reflect a change in basis through the application of push-down accounting as of May 15, 2003. The total purchase price of ATG was approximately $13,516 which consisted of $10,931 in senior secured debt exchanged for ATG's common stock and $2,585 in acquisition costs. The goodwill created as a result of the acquisition is not deductible for income tax purposes.

        The following summarizes the estimated fair values of the Company's assets acquired and liabilities assumed at the date of acquisition:

Cash	$179
Accounts receivable, net	4,818
Prepaid and other current assets	364
Property and equipment	7,161
Intangible asset	3,300
Goodwill	24,509
Accounts payable, accrued and other liabilities	(26,815)

$13,516

        In accordance with SFAS No. 109, Accounting for Income Taxes, when a valuation allowance is recognized for a deferred tax asset at the acquisition date, recognized benefits for those tax deductions after the acquisition date should be applied (a) first to reduce to zero any goodwill related to that acquisition, (b) second to reduce to zero other noncurrent intangible assets related to that acquisition, and (c) third to reduce income tax expense. In 2004, the Company recognized tax benefits resulting in a $3,416 reduction to goodwill.

        The intangible asset represents the estimated fair value of the Company's customer relationships. The amount assigned to the intangible asset was determined by management using comparable sales information.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value. On December 30, 2004, the Company had investments in securities of $3,070, which are included in cash and cash equivalents.

Restricted Cash

        Restricted cash consists primarily of customer deposits placed in escrow as required by the state of Washington.

Property and Equipment

        Property and equipment, including leasehold improvements, are stated at cost. Depreciation is provided using an accelerated method based on a sum-of-the-years digits formula over the estimated useful lives of the assets as follows:

Vehicles	4 years
Office furniture and equipment	5-10 years
Computer equipment and software	5 years
Switching and data equipment and software	5-16 years

        Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful life of the asset.

        All internal costs directly related to the construction of the switches and operating and support systems, including compensation of certain employees, are capitalized.

        Property and equipment consist of the following at December 30, 2004:

Vehicles	$67
Office furniture and equipment	803
Computer equipment and software	934
Leasehold improvements	202
Switching and data equipment and software	7,862

9,868
Less accumulated depreciation	(1,989)

$7,879

Goodwill and Other Intangible Assets

        Goodwill represents the excess of the fair value of consideration given over fair value of net assets of an acquired business. The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets that are determined to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

        Goodwill is tested at least annually for impairment, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment of goodwill was recognized by the Company at December 30, 2004.

        The intangible asset represents the estimated fair value of the Company's customer relationships which is amortized over an estimated useful economic life of 4.7 years.

        Intangible assets consist of the following at December 30, 2004:

Customer relationships	$3,300
Less accumulated amortization	(1,145)

$2,155

        Total amortization expense was $705 for the period January 1, 2004 through December 30, 2004. Estimated amortization expense for each of the five succeeding fiscal years based on current intangible assets is expected to be $705, $705, $705, $40 and $0, respectively.

Long-Lived Assets

        In accordance with SFAS No. 144, long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

        The Company recognizes revenues from telecommunications services when the services are provided, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. In circumstances when these criteria are not met, revenue recognition is deferred until resolution occurs. Accrued revenue not yet billed is recorded as other receivables on the accompanying consolidated balance sheet. The Company recognizes reciprocal compensation as revenue when collected as it is subject to interpretation of regulations and laws and thus the process of collections can be complex and collection is not reasonably assured until payment is received.

Cost of Revenue

        Cost of revenue includes expenses directly associated with providing telecommunications services to customers, including the cost of connecting customers to the Company's networks via leased facilities, the costs of leasing components of the Company's network facilities and costs paid to third party providers for interconnect access and transport services. All such costs are expensed as incurred. The Company accrues for the expected costs of services received from third party telecommunications providers during the period the services are rendered. Invoices received from the third party telecommunications providers are often disputed due to billing discrepancies. The Company accrues for all invoiced amounts, even amounts in dispute. Disputes resolved in the Company's favor may reduce cost of revenue in the period the dispute is settled and typically reflect costs paid in prior periods. Because the period of time required to resolve these types of disputes often lapses over several months, the benefits associated with the favorable resolution of such disputes normally are realized in periods subsequent to the accrual of the disputed invoice.

Advertising Costs

        Advertising costs are expensed as incurred. For the period January 1, 2004 through December 30, 2004, the Company had advertising expense of $373.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are initially recorded at invoiced amounts and do not bear interest. The Company establishes an allowance for doubtful accounts through a charge to selling, general and administrative expenses. Significant estimates are required in determining the allowance for doubtful accounts receivable. The Company assesses the adequacy of the allowance on a monthly basis by considering various factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the creditworthiness of its customers. The Company believes that the established allowance was adequate as of December 30, 2004.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

        The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and the Company records a valuation allowance to reduce its deferred tax assets to the amount it believes to be realizable. The Company has concluded that a full valuation allowance against its deferred tax assets was appropriate.

Net Income (Loss) Per Share

        Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is the same as basic earnings per share because the Company has no potentially dilutive common shares.

2. Related Party Transactions

Management Agreement with GE Business Productivity Solutions

        On May 15, 2003, the Company entered into a corporate services agreement with GE Business Productivity Solutions (GEBPS), a wholly owned subsidiary of GEVFS. The agreement provides for the Company and GEBPS to coordinate and share the provision of certain services utilized by both companies. These services are provided at rates that approximate market. Each company is to bear an appropriate portion of the overall costs associated with the coordinated services. For the period January 1, 2004 through December 30, 2004, the costs of services provided by GEBPS in excess of those provided by the Company was $806 and have been recorded in selling, general and administrative expenses.

Due from Affiliated Companies

        As part of the Company's cash management process, excess cash is remitted to, or shortfalls are funded by GEVFS. In addition, the Company, as part of the consolidated financial and tax filing of GEVFS, receives tax settlements representing the amount of current and deferred taxes it contributes to the consolidated GEVFS tax filing. The balance due from GEVFS represents the cumulative net cash remitted to GEVFS in excess of tax settlements. The Company pays certain costs on behalf of ATG, mainly interest expense.

        In December 2004, the Company settled intercompany balances between GEVFS and ATG resulting in a $4,023 reduction to retained earnings.

        As part of the corporate services agreement described above, the Company pays certain operating expenses on behalf of GEBPS, mainly cost of services. In addition, GEBPS pays certain operating expenses on behalf of the Company, mainly payroll and related costs.

3. Commitments and Contingencies

Legal Proceedings

        The Company is party from time to time to ordinary course matters not believed to be material.

Agreement to Sell the Company

        On October 13, 2004, GEVFS entered into a stock purchase agreement to sell all of the Company's outstanding common stock to Eschelon Telecom, Inc. for $45,495. The transaction closed on December 31, 2004.

4. Operating and Capital Leases

        The Company leases office space under operating leases. The office leases generally require a base rent plus amounts covering operating expenses and property tax. Rent expense for the period January 1, 2004 through December 30, 2004 was $1,448.

        Future minimum lease payments under operating leases with a term in excess of one year as of December 30, 2004 are as follows:

2005	$1,153
2006	957
2007	868
2008	751
2009	465
Thereafter	831

$5,025

        The Company also leases certain office equipment under capital leases. The cost of furniture and equipment in the accompanying balance sheet includes the following amounts under capital leases at December 30, 2004:

Cost	$461
Less accumulated depreciation	(119)

$342

        Future minimum lease payments required under capital leases together with the present value of the net future minimum lease payments at December 30, 2004 are as follows:

2005	$120
2006	120
2007	110
2008	—
2009	—

Total minimum lease payments	350
Less amount representing interest	(30)

Present value of net minimum payments	320
Less current portion	(103)

Capital lease obligations, net of current portion	$217

5. Benefit Contribution Plan

        The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Company's parent makes contributions on its behalf. The contribution is an amount equal to 50 cents for each dollar contributed by each employee up to a maximum of 7% of each employee's compensation.

6. Income Taxes

        For presentation purposes within these consolidated financial statements, the income tax provision for the Company and its wholly owned subsidiary was computed as if it filed separate income tax returns including the presentation of all deferred income tax assets and liabilities and net operating loss carryforwards.

        The provision for income taxes of the Company and its wholly owned subsidiary for the period January 1, 2004 through December 30, 2004 consists of the following:

Current:
Federal	$1,837
State	369

Total current tax expense	2,206

Deferred:
Federal	(389)
State	(7)

Total deferred tax benefit	(396)

Total tax expense	$1,810

        As of December 30, 2004, the Company had $150,666 of net operating loss (NOL) carryforwards for both federal and state tax purposes to offset taxable income in future periods, subject to certain limitations. The federal NOL carryforwards begin to expire in the year 2018 and the state NOL carryforwards expire in various years based on each state's particular tax law. With the sale of the Company to Eschelon, the net operating loss carryforwards and built-in loss limitation were retained by GEVFS.

        Components of the deferred tax asset at December 30, 2004 are as follows:

Deferred tax assets:
Net operating loss carryforward	$52,733
Built in loss limitation	24,607

Deferred tax assets before valuation allowance	77,340
Valuation allowance	(77,340)

Net deferred tax assets	—

Deferred tax liabilities:
Plant and equipment	(162)
Intangible asset	(754)
Other	(119)

Gross deferred tax liabilities	(1,035)

Net deferred tax liability	$(1,035)

        The reconciliation between the statutory federal income tax rate and the effective rate for the period January 1, 2004 through December 30, 2004 is as follows:

Federal statutory tax rate	35.00%
State taxes	5.24
Permanent differences	0.15

Effective tax rate	40.39%

4,687,500 Shares

Common Stock

PROSPECTUS
                        , 2005

LEHMAN BROTHERS

JEFFERIES & COMPANY, INC.

UBS INVESTMENT BANK

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

13.   Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses payable by Eschelon Telecom, Inc. (the "Company") in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$10,152
National Association of Securities Dealers, Inc. filing fee	9,125
Nasdaq National Market listing fee	5,000
Transfer agent's and registrar's fees	50,000
Printing expenses	350,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	300,000
Blue Sky filing fees and expenses	10,000
Miscellaneous expenses	450,000

Total	2,184,277

14.   Indemnification of Officers and Directors

        Section 145 of the Delaware general corporation law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Company's by-laws include provisions to require it to indemnify directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers the Company to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

        At present, there is no pending litigation or proceeding involving any of the Company's directors or officers as to which indemnification is being sought nor is the company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

15.   Recent Sales of Unregistered Securities

        During the last three years, the Company has issued unregistered securities in the transactions described below. Except as noted, these securities were offered and sold by the Company in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering, Rule 506 of the Securities Act relating to sales to accredited investors and Rule 701 of the Securities Act relating to compensatory benefit plans and contracts relating to compensation. Except as noted, the sales were made without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption.

        In June 2002, the Company completed a corporate restructuring, pursuant to which it restructured an existing credit agreement, reclassified each share of its outstanding common stock into 0.000079378261 shares of common stock, converted all outstanding shares of its preferred stock into common stock at prescribed conversion prices, issued to 16 accredited investors 68,907,245 shares of its newly authorized series A convertible preferred stock, resulting in proceeds of $35,000,000, issued 6,780,541 shares of its newly authorized series A convertible preferred stock with a fair value of

$3,444,000 to an accredited investor lender and issued to two accredited investors 2,712,216 of its newly authorized series A convertible preferred stock with a fair value of $1,378,000 in exchange for notes previously outstanding.

        In November and December 2002, the Company issued to 12 accredited investors 5,906,675 shares of series A convertible preferred stock, resulting in proceeds of $3,000,000.

        In February 2003, the Company granted 183,399 shares of restricted stock to certain directors and members of management. The fair value per share of this restricted stock as determined by the board of directors was $0.68.

        From January 2003 through March 2004, the Company issued to 850 participants under the Eschelon Telecom, Inc. Stock Option Plan of 2002 options to purchase an aggregate of 806,884 shares of common stock, at an exercise price of $0.68 per share. These options generally vest 20% upon the date of the initial grant and 20% per year over four years from the date of grant.

        Upon the exercise of options, 28,290 common shares were issued in 2003. The proceeds were used for general corporate purposes.

        In March 2004, Eschelon Operating Company (a wholly-owned subsidiary of the Company) issued $100 million principal amount at maturity of 8 3/8% Senior Second Secured Notes due 2010 at a discount resulting in approximately a 12% yield to maturity for which the Company provided a guarantee. Jefferies & Company, Inc. and Wachovia Capital Markets, LLC were the joint book-running managers for the transaction. The notes were priced at 84.813% of the principal amount and the gross proceeds were approximately $84.8 million. The notes were offered to qualified institutional buyers as defined in Rule 144A under the Securities Act, to persons outside the United States under Regulation S of the Securities Act and to a limited number of institutional accredited investors within the meaning of Rule 501 (a) (1), (2), (3) or (7) of the Securities Act. Subsequent to the offering of the notes, Eschelon Operating Company engaged in an exchange offer with the holders of the notes whereby the notes were exchanged for a like principal amount of registered 8 3/8% Senior Second Secured Notes due 2010, which was completed on June 12, 2005.

        From May 2004 through August 2004, the Company issued to 616 participants under the Eschelon Telecom, Inc. Stock Option Plan of 2002 options to purchase an aggregate of 81,408 shares of common stock, at an exercise price of $1.35 per share. These options generally vest 20% upon the initial grant and 20% per year over four years from the date of grant.

        In November 2004, Eschelon Operating Company issued $65 million principal amount at maturity of 8 3/8% Senior Second Secured Notes due 2010 at a discount resulting in approximately a 14% yield to maturity for which the Company provided a guarantee. Jefferies & Company, Inc. was the sole book-running manager for the transaction. The notes were priced at 79.000% of the principal amount and the gross proceeds were approximately $51.4 million. The notes were offered to qualified institutional buyers as defined in Rule 144A under the Securities Act, to persons outside the United States under Regulation S of the Securities Act and to a limited number of institutional accredited investors within the meaning of Rule 501 (a) (1), (2), (3) or (7) of the Securities Act. Subsequent to the offering of the notes, Eschelon Operating Company engaged in an exchange offer with the holders of the notes whereby the notes were exchanged for a like principal amount of registered 8 3/8% Senior Second Secured Notes due 2010, which was completed on March 24, 2005.

        In December 2004, the Company's equity sponsors purchased 20.0 million shares of new convertible preferred stock for net cash proceeds of $15.0 million pursuant to Section 4(2) of the Securities Act. The Company used $45.5 million of the proceeds from the offerings to complete the ATI acquisition, $5.1 million to repurchase 6,780,541 shares of the series A convertible preferred stock held by NTFC Capital Corporation, $3.7 million to pay fees related to the notes offering and $12.1 million for general corporate purposes.

        Upon the exercise of options, 11,843 common shares were issued in 2004. The proceeds were used for general corporate purposes. In May 2004, 10,358 common shares, valued at $1.35 per share, were issued to certain members of the board of directors as compensation for service on the board of directors. These transactions were exempt under Rule 701 of Section 4(2) of the Securities Act.

        In January 2005, the Company issued to 240 participants under the Eschelon Telecom, Inc. Stock Option Plan of 2002 options to purchase an aggregate of 10,996 shares of common stock, at an exercise price of $1.35 per share. These options generally vest 20% upon the initial grant and 20% per year over four years from the date of grant.

        In March 2005, the Company issued to Marvin Moses, a director, under the Eschelon Telecom, Inc. Stock Option Plan of 2002 8,856 shares of restricted common stock.

        On April 1, 2005, the Company issued to 355 participants under the Eschelon Telecom, Inc. Stock Option Plan of 2002 options to purchase an aggregate of 73,682 shares of common stock, at an exercise price of $2.71 per share. These options generally vest 20% upon the initial grant and 20% per year over four years from the date of grant.

        Also on April 1, 2005, the Company issued to nine accredited investors 205,736 shares of series B convertible preferred stock, resulting in proceeds of $154,302.

        On April 29, 2005, the Company issued to 15 participants under the Eschelon Telecom, Inc. Stock Option Plan of 2002 options to purchase an aggregate of 221,426 shares of common stock, at an exercise price of $6.77 per share. These options generally vest 33 1/3% upon the initial grant and 33 1/3% per year over two years from the date of grant.

        On May 19, 2005, the Company issued to 236 participants under the Eschelon Telecom, Inc. Stock Option Plan of 2002 options to purchase an aggregate of 11,053 shares of common stock, at an exercise price of $6.77 per share. These options generally vest 20% upon the initial grant and 20% per year over four years from the date of grant.

        Upon the exercise of options between January and July 2005, 62,349 common shares were issued.

        On July 1, 2005, the Company issued to an accredited investor, under the Eschelon Telecom, Inc. Stock Option Plan of 2002 494 shares of restricted common stock.

        On July 1, 2005, the Company issued to 56 participants under the Eschelon Telecom, Inc. Stock Option Plan 2002 options to purchase an aggregate of 7,218 shares of common stock, at an exercise price of $6.77 per share. These options generally vest 20% upon the initial grant and 20% per year over four years from the date of grant.

16.   Exhibits and Financial Statement Schedules

  (a)
  Exhibits:

        The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1 *	Form of Seventh Amended and Restated Certificate of Incorporation of Eschelon Telecom, Inc. (to be effective upon closing of the offering).
3.2 *	Form of Amended and Restated By-Laws of Eschelon Telecom, Inc. (to be effective upon closing of the offering).
4.1 *	Specimen Stock Certificate.

4.1.1 (1)	Fourth Amended and Restated Stockholders Agreement dated June 27, 2002.
4.1.2 (4)	Amendment No. 1 to Fourth Amended and Restated Stockholders Agreement dated December 23, 2004.
4.2 (1)	Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.3 (1)	Form of Incentive Stock Option Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.4 (1)	Form of Nonstatutory Stock Option Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.5 (1)	Form of Restricted Stock Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.6 (2)
Indenture dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; Eschelon Telecom of Arizona, Inc.; and The Bank of New York Trust Company, N.A.
4.7 (2)
Security Agreement dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; Eschelon Telecom of Arizona, Inc.; and The Bank of New York Trust Company, N.A. (as Collateral Agent.)
4.8 (2)	Trademark Security Agreement dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; and The Bank of New York Trust Company, N.A. (as Collateral Agent.)
4.9 (2)	Form of Initial 8 3/8% Senior Second Secured Notes due 2010.
4.10 (2)	Form of Guarantee of Initial 8 3/8% Senior Second Secured Notes due 2010.
4.11 (2)	Form of Exchange 8 3/8% Senior Second Secured Notes due 2010.
4.12 (2)	Form of Guarantee of Exchange 8 3/8% Senior Second Secured Notes due 2010.
4.13 (3)	Supplemental Indenture dated November 29, 2004 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.14 (3)	Supplemental Indenture dated December 31, 2004 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.15 (3)	Supplemental Indenture dated January 20, 2005 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.16 (4)	Redemption Agreement as of October 13, 2004, by and between NTFC Capital Corporation and Eschelon Telecom, Inc.
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP.

10.1 (6)	Employment Agreement dated May 23, 2005 by and between Eschelon Telecom, Inc. and Richard A. Smith.
10.2 (1)	Employment Offer Letter dated March 7, 2000 from Eschelon Telecom, Inc. to Geoffrey M. Boyd.
10.2.1 (1)	Severance Pay Letter Agreement dated November 14, 2002 by and between Eschelon Telecom, Inc. and Geoffrey M. Boyd.
10.2.2 (5)	Amendment dated April 11, 2005 to Employment Offer Letter dated March 7, 2000 from Eschelon Telecom, Inc. to Geoffrey M. Boyd.
10.3 (1)	Change-in-Control Severance Pay Agreement dated April 21, 1999 by and between Advanced Telecommunications, Inc. and David A. Kunde.
10.4 (1)	Employment Offer Letter dated July 19, 1999 from Eschelon Telecom, Inc. to Steven K. Wachter.
10.5 (1)	Stock Restriction Agreement dated February 7, 2003 between Eschelon Telecom, Inc. and Marvin C. Moses.
10.6 ‡ *	Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.1 ‡(1)	First Amendment dated June 20, 2001 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.2 ‡(1)	Second Amendment dated April 8, 2002 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.3 ‡ *	Third Amendment dated April 1, 2003 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.4 ‡(1)	WorldCom Internet Dedicated Service Agreement and Service Order Form dated June 12, 2003.
10.6.5 ‡(1)	WorldCom Internet Dedicated Service Agreement and Service Order Form dated January 23, 2004.
10.6.6 ‡ *	WorldCom Internet Dedicated T3 Price-Protected Agreement dated July 26, 2001.
10.6.7 ‡(1)	WorldCom Wholesale Dedicated Internet Pricing Sheet.
10.7 ‡ *	Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.1 ‡ *	Amendment #1 dated November 10, 2000 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.2 ‡(1)	Amendment #2 dated January 2, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.3 ‡ *	Amendment #3 dated June 25, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.

10.7.4 ‡(1)	Amendment #4 dated July 17, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.5 *	Amendment #5 dated April 25, 2002 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.6 ‡(1)	Amendment #6 dated July 12, 2002 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.7 ‡(1)	Amendment #7 dated March 26, 2004 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.8 *	Amendment #8 dated September 14, 2004 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.9 ‡‡ *	Amendment #9 dated July 1, 2005 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.8 (1)	Advisory Agreement dated March 15, 2004 among Eschelon Telecom, Inc.; Bain Capital Investors, LLC; Wind Point Advisor, L.L.C.; and Stolberg, Meehan & Scano, L.L.C.
10.9 (1)	Lease of Office Space by and between St. Paul Properties, Inc. and Eschelon Telecom, Inc. dated as of November 18, 2003.
10.10 (1)	Lease Agreement by and between Timeshare Systems, Inc. and Advanced Telecommunications, Inc. dated March 3, 1999.
10.11 (1)	Lease For Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.1 (1)	First Amendment dated March 10, 1998 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.2 (1)	Second Amendment dated March 27, 1998 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.3 (1)	Third Amendment dated April 30, 1999 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.4 (1)	Fourth Amendment dated October 3, 2000 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.5 (1)	Lease For Storage dated March 6, 2000 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.6 (1)	Lease For Storage dated July 11, 1999 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.12 (1)	Lease Agreement by and between Duke Realty Limited Partnership and Cady Communications, Inc. dated May 21, 1999.
10.13 (1)	Lease Agreement between Seattle Telecom LLC and Advanced Telecommunications, Inc. dated December 20, 1999.
10.14 (1)	Office Lease by and between Parkside Salt Lake Corporation and Advanced Telecommunications, Inc. dated December 28, 1999.
10.14.1 *	Amendment to Lease by and between Parkside Salt Lake Corporation and Eschelon Telecom, Inc. dated April 28, 2005.

10.15 (1)	Lease by and between Denver Place Associates Limited Partnership and Eschelon Telecom of Colorado, Inc. dated October 24, 2000.
10.16 (1)	Office Lease by and between SOFI-IV SIM Office Investors II, Limited Partnership and Advanced Telecommunications, Inc. dated December 19, 1999.
10.16.1 (1)	First Amendment dated March 17, 2003 to Lease by and between SOFI-IV SIM Office Investors II, Limited Partnership and Eschelon Telecom, Inc. dated December 19, 1999.
10.17 (1)	Lease by and between Alco Investment Company and Advanced Telecommunications, Inc. dated November 19, 1999.
10.18 (3)	Stock Purchase Agreement dated October 13, 2004, by and between Eschelon Telecom, Inc. and Advanced TelCom Group, Inc.
10.18.1 (4)	Amendment to Stock Purchase Agreement dated as of December 30, 2004
10.19 (3)	Asset Purchase Agreement dated October 13, 2004 by and between GE Business Productivity Solutions, Inc. and Eschelon Telecom, Inc.
10.20 *	Lease Agreement—Commercial Premises by and between Avista Communications of Washington and Yesterday's Village, Inc. dated September 30, 1999.
10.20.1 *	Amended Lease Agreement by and between Advanced TelCom, Inc. and Yesterday's Village, Inc. dated March 27, 2003.
10.20.2 *	Amendment to Lease Agreement by and between Advanced TelCom, Inc. and Yesterday's Village, Inc. dated 2004.
10.21 *	Lease by and between U.S. National Bank of Oregon and Shared Communications Services, Inc. dated March 1, 1996.
10.21.1 *	Lease Extension and Assignment Agreement by and between U.S. Bank, N.A., Shared Communications Services, Inc. and Advanced TelCom, Inc. dated June 6, 2001.
10.22 *	Lease Agreement by and between Hartmann Limited Partnership & William Ludwig Hartman Marital Trust and Advanced TelCom, Inc. dated August 18, 2000.
10.23 *	Lease Agreement by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated July 16, 1999.
10.23.1 *	First Amendment to Lease by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated January 10, 1999.
10.23.2 *	Second Amendment to Lease by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated August 1, 2001.
10.23.3 *	Third Amendment to Lease by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated April 1, 2004.
10.23.4 *	Fourth Amendment to Lease by and between Advanced TelCom, Inc. and 200 South Virginia Investments, LLC dated September 2004.
10.24 *	Triple-Net Lease Agreement by and between Sunwest Properties II, LLC and Eschelon Telecom, Inc. dated March 11, 2005.
10.25 *	Standard Industrial/Commercial Single-Tenant Lease — Net by and between Courthouse Square, LLC and Advanced TelCom Group, Inc. dated January 29, 1999.

10.25.1 *	First Amendment to Lease by and between Courthouse Square, LLC and Advanced TelCom Group, Inc. dated August 12, 1999.
10.25.2 *	Second Amendment to Lease by and between Kayares International, LLC and Advanced TelCom Group, Inc. dated November 1, 2002.
10.26 *	Lease by and between WVB Holdings, LLC and Advanced TelCom, Inc. dated June 10, 2004.
10.27 *	Office Building Lease by and between Shaub Properties, Inc. and Advance TelCom Group, Inc. dated March 7, 2000.
10.28 *	Office Lease by and between Retro, LLC and Advanced TelCom Group, Inc. dated January 19, 1999.
10.28.1 *	Lease Modification Agreement by and between Retro, LLC and Advanced TelCom Group, Inc. dated April 23, 1999.
10.29 *	Form of Indemnification Agreement entered into between Eschelon Telecom, Inc. and its directors and officers.
12.1 *	Statement regarding Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Eschelon Telecom, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.3	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in the Signature Page to this Form S-1).

*
Previously filed.

‡
Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 24b-2 of the Exchange Act, filed on April 26, 2004, as amended on July 7, 2005.

‡‡
Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 406 of the Securities Act, filed on July 7, 2005.

(1)
Incorporated herein by reference to Eschelon Telecom, Inc. Registration Statement on Form 10, No. 000-50706 (as filed with the Commission on April 26, 2004).

(2)
Incorporated herein by reference to Eschelon Operating Company Registration Statement on Form S-4, No. 333-114437 (as filed with the Commission on April 13, 2004).

(3)
Incorporated herein by reference to Eschelon Operating Company Registration Statement on Form S-4, No. 333-122292 (as filed with the Commission on January 25, 2005).

(4)
Incorporated herein by reference to Eschelon Telecom, Inc. Annual Report on Form 10-K as filed with the Commission on March 31, 2005.

(5)
Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on April 18, 2005.

(6)
Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on May 27, 2005.

(b)
Financial Statement Schedules:

        Report of Independent Registered Public Accounting Firm on Schedule

        Schedule II—Valuation and Qualifying Accounts

        All other schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in the Company's financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Eschelon Telecom, Inc.

        We have audited the consolidated financial statements of Eschelon Telecom, Inc. as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated March 4, 2005, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      Ernst & Young LLP

Minneapolis, Minnesota
March 4, 2005, except as to Note 11, as to which the date is August     , 2005

The foregoing report is in the form that will be signed upon completion of the restatement of capital accounts described in Note 11 to the financial statements.

                      /s/ Ernst & Young LLP

Minneapolis, Minnesota
July 18, 2005

Eschelon Telecom, Inc.
Schedule II—Valuation and Qualifying Accounts
Years Ended December 31, 2002, 2003 and 2004

(Dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Less Deductions	Balance Acquired Through Acquisition on December 31, 2004	Balance at End of Year
Allowance for Doubtful Accounts Receivable:
2002	$3,736	$4,893	$(6,611)	—	$2,018
2003	2,018	1,033	(2,311)	—	739
2004	739	1,567	(1,894)	405	817
Valuation Allowance for Deferred Tax Assets:
2002	$47,036	$(8,554)	—	—	$38,482
2003	38,482	6,279	—	—	44,761
2004	44,761	1,290	—	—	46,051

17.   Undertakings

          (a)   The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its charter or by-laws or the Delaware General corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (c)   The undersigned Registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on July 20, 2005.

ESCHELON TELECOM, INC.
By	/s/ RICHARD A. SMITH
Name:	Richard A. Smith
Title:	President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD A. SMITH Richard A. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)	July 20, 2005
/s/ GEOFFREY M. BOYD Geoffrey M. Boyd	Chief Financial Officer (Principal Financial and Accounting Officer)	July 20, 2005
* Clifford D. Williams	Director	July 20, 2005
* Ian K. Loring	Director	July 20, 2005
* Marvin C. Moses	Director	July 20, 2005
* Mark E. Nunnelly	Director	July 20, 2005
* James P. TenBroek	Director	July 20, 2005
*	/s/ RICHARD A. SMITH Richard A. Smith Attorney-in-Fact	July 20, 2005
*
Pursuant to Power of Attorney previously filed.

S-1

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard A. Smith, Geoffrey M. Boyd and J. Jeffery Oxley, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ LOUIS L. MASSARO Louis L. Massaro	Director	July 20, 2005

S-2

Exhibit Index

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1 *	Form of Seventh Amended and Restated Certificate of Incorporation of Eschelon Telecom, Inc. (to be effective upon closing of the offering).
3.2 *	Form of Amended and Restated By-Laws of Eschelon Telecom, Inc. (to be effective upon closing of the offering).
4.1 *	Specimen Stock Certificate.
4.1.1 (1)	Fourth Amended and Restated Stockholders Agreement dated June 27, 2002.
4.1.2 (4)	Amendment No. 1 to Fourth Amended and Restated Stockholders Agreement dated December 23, 2004.
4.2 (1)	Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.3 (1)	Form of Incentive Stock Option Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.4 (1)	Form of Nonstatutory Stock Option Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.5 (1)	Form of Restricted Stock Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.6 (2)
Indenture dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; Eschelon Telecom of Arizona, Inc.; and The Bank of New York Trust Company, N.A.
4.7 (2)
Security Agreement dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; Eschelon Telecom of Arizona, Inc.; and The Bank of New York Trust Company, N.A. (as Collateral Agent.)
4.8 (2)	Trademark Security Agreement dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; and The Bank of New York Trust Company, N.A. (as Collateral Agent.)
4.9 (2)	Form of Initial 8 3/8% Senior Second Secured Notes due 2010.
4.10 (2)	Form of Guarantee of Initial 8 3/8% Senior Second Secured Notes due 2010.
4.11 (2)	Form of Exchange 8 3/8% Senior Second Secured Notes due 2010.
4.12 (2)	Form of Guarantee of Exchange 8 3/8% Senior Second Secured Notes due 2010.
4.13 (3)	Supplemental Indenture dated November 29, 2004 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.14 (3)	Supplemental Indenture dated December 31, 2004 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.15 (3)	Supplemental Indenture dated January 20, 2005 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.16 (4)	Redemption Agreement as of October 13, 2004, by and between NTFC Capital Corporation and Eschelon Telecom, Inc.

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP.
10.1 (6)	Employment Agreement dated May 23, 2005 by and between Eschelon Telecom, Inc. and Richard A. Smith.
10.2 (1)	Employment Offer Letter dated March 7, 2000 from Eschelon Telecom, Inc. to Geoffrey M. Boyd.
10.2.1 (1)	Severance Pay Letter Agreement dated November 14, 2002 by and between Eschelon Telecom, Inc. and Geoffrey M. Boyd.
10.2.2 (5)	Amendment dated April 11, 2005 to Employment Offer Letter dated March 7, 2000 from Eschelon Telecom, Inc. to Geoffrey M. Boyd.
10.3 (1)	Change-in-Control Severance Pay Agreement dated April 21, 1999 by and between Advanced Telecommunications, Inc. and David A. Kunde.
10.4 (1)	Employment Offer Letter dated July 19, 1999 from Eschelon Telecom, Inc. to Steven K. Wachter.
10.5 (1)	Stock Restriction Agreement dated February 7, 2003 between Eschelon Telecom, Inc. and Marvin C. Moses.
10.6 ‡*	Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.1 ‡(1)	First Amendment dated June 20, 2001 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.2 ‡(1)	Second Amendment dated April 8, 2002 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.3 ‡*	Third Amendment dated April 1, 2003 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.4 ‡(1)	WorldCom Internet Dedicated Service Agreement and Service Order Form dated June 12, 2003.
10.6.5 ‡(1)	WorldCom Internet Dedicated Service Agreement and Service Order Form dated January 23, 2004.
10.6.6 ‡*	WorldCom Internet Dedicated T3 Price-Protected Agreement dated July 26, 2001.
10.6.7 ‡(1)	WorldCom Wholesale Dedicated Internet Pricing Sheet.
10.7 ‡*	Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.1 ‡*	Amendment #1 dated November 10, 2000 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.2 ‡(1)	Amendment #2 dated January 2, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.3 ‡*	Amendment #3 dated June 25, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.4 ‡(1)	Amendment #4 dated July 17, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.5 *	Amendment #5 dated April 25, 2002 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.6 ‡(1)	Amendment #6 dated July 12, 2002 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.

10.7.7 ‡(1)	Amendment #7 dated March 26, 2004 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.8*	Amendment #8 dated September 14, 2004 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.9 ‡‡*	Amendment #9 dated July 1, 2005 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.8 (1)	Advisory Agreement dated March 15, 2004 among Eschelon Telecom, Inc.; Bain Capital Investors, LLC; Wind Point Advisor, L.L.C.; and Stolberg, Meehan & Scano, L.L.C.
10.9 (1)	Lease of Office Space by and between St. Paul Properties, Inc. and Eschelon Telecom, Inc. dated as of November 18, 2003.
10.10 (1)	Lease Agreement by and between Timeshare Systems, Inc. and Advanced Telecommunications, Inc. dated March 3, 1999.
10.11 (1)	Lease For Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.1 (1)	First Amendment dated March 10, 1998 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.2 (1)	Second Amendment dated March 27, 1998 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.3 (1)	Third Amendment dated April 30, 1999 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.4 (1)	Fourth Amendment dated October 3, 2000 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.5 (1)	Lease For Storage dated March 6, 2000 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.11.6 (1)	Lease For Storage dated July 11, 1999 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.12 (1)	Lease Agreement by and between Duke Realty Limited Partnership and Cady Communications, Inc. dated May 21, 1999.
10.13 (1)	Lease Agreement between Seattle Telecom LLC and Advanced Telecommunications, Inc. dated December 20, 1999.
10.14 (1)	Office Lease by and between Parkside Salt Lake Corporation and Advanced Telecommunications, Inc. dated December 28, 1999.
10.14.1*	Amendment to Lease by and between Parkside Salt Lake Corporation and Eschelon Telecom, Inc. dated April 28, 2005.
10.15 (1)	Lease by and between Denver Place Associates Limited Partnership and Eschelon Telecom of Colorado, Inc. dated October 24, 2000.
10.16 (1)	Office Lease by and between SOFI-IV SIM Office Investors II, Limited Partnership and Advanced Telecommunications, Inc. dated December 19, 1999.
10.16.1 (1)	First Amendment dated March 17, 2003 to Lease by and between SOFI-IV SIM Office Investors II, Limited Partnership and Eschelon Telecom, Inc. dated December 19, 1999.
10.17 (1)	Lease by and between Alco Investment Company and Advanced Telecommunications, Inc. dated November 19, 1999.
10.18 (3)	Stock Purchase Agreement dated October 13, 2004, by and between Eschelon Telecom, Inc. and Advanced TelCom Group, Inc.
10.18.1 (4)	Amendment to Stock Purchase Agreement dated as of December 30, 2004.

10.19 (3)	Asset Purchase Agreement dated October 13, 2004 by and between GE Business Productivity Solutions, Inc. and Eschelon Telecom, Inc.
10.20*	Lease Agreement—Commercial Premises by and between Avista Communications of Washington and Yesterday's Village, Inc. dated September 30, 1999.
10.20.1*	Amended Lease Agreement by and between Advanced TelCom, Inc. and Yesterday's Village, Inc. dated March 27, 2003.
10.20.2*	Amendment to Lease Agreement by and between Advanced TelCom, Inc. and Yesterday's Village, Inc. dated 2004.
10.21*	Lease by and between U.S. National Bank of Oregon and Shared Communications Services, Inc. dated March 1, 1996.
10.21.1*	Lease Extension and Assignment Agreement by and between U.S. Bank, N.A., Shared Communications Services, Inc. and Advanced TelCom, Inc. dated June 6, 2001.
10.22*	Lease Agreement by and between Hartmann Limited Partnership & William Ludwig Hartman Marital Trust and Advanced TelCom, Inc. dated August 18, 2000.
10.23*	Lease Agreement by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated July 16, 1999.
10.23.1*	First Amendment to Lease by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated January 10, 1999.
10.23.2*	Second Amendment to Lease by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated August 1, 2001.
10.23.3*	Third Amendment to Lease by and between Advanced TelCom Group, Inc. and 200 South Virginia Investments, LLC dated April 1, 2004.
10.23.4*	Fourth Amendment to Lease by and between Advanced TelCom, Inc. and 200 South Virginia Investments, LLC dated September 2004.
10.24*	Triple-Net Lease Agreement by and between Sunwest Properties II, LLC and Eschelon Telecom, Inc. dated March 11, 2005.
10.25*	Standard Industrial/Commercial Single-Tenant Lease — Net by and between Courthouse Square, LLC and Advanced TelCom Group, Inc. dated January 29, 1999.
10.25.1*	First Amendment to Lease by and between Courthouse Square, LLC and Advanced TelCom Group, Inc. dated August 12, 1999.
10.25.2*	Second Amendment to Lease by and between Kayares International, LLC and Advanced TelCom Group, Inc. dated November 1, 2002.
10.26*	Lease by and between WVB Holdings, LLC and Advanced TelCom, Inc. dated June 10, 2004.
10.27*	Office Building Lease by and between Shaub Properties, Inc. and Advance TelCom Group, Inc. dated March 7, 2000.
10.28*	Office Lease by and between Retro, LLC and Advanced TelCom Group, Inc. dated January 19, 1999.
10.28.1*	Lease Modification Agreement by and between Retro, LLC and Advanced TelCom Group, Inc. dated April 23, 1999.
10.29*	Form of Indemnification Agreement entered into between Eschelon Telecom, Inc. and its directors and officers.
12.1*	Statement regarding Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Eschelon Telecom, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.3	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in the Signature Page to this Form S-1).

*
Previously filed.

‡
Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 24b-2 of the Exchange Act, filed on April 26, 2004, as amended on July 7, 2005.

‡‡
Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 406 of the Securities Act, filed on July 7, 2005.

(1)
Incorporated herein by reference to Eschelon Telecom, Inc. Registration Statement on Form 10, No. 000-50706 (as filed with the Commission on April 26, 2004).

(2)
Incorporated herein by reference to Eschelon Operating Company Registration Statement on Form S-4, No. 333-114437 (as filed with the Commission on April 13, 2004).

(3)
Incorporated herein by reference to Eschelon Operating Company Registration Statement on Form S-4, No. 333-122292 (as filed with the Commission on January 25, 2005).

(4)
Incorporated herein by reference to Eschelon Telecom, Inc. Annual Report on Form 10-K as filed with the Commission on March 31, 2005.

(5)
Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on April 18, 2005.

(6)
Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on May 27, 2005.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Historical and Pro Forma Financial and Other Data
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2004 (in thousands)
Notes to Unaudited Pro Forma Combined Financial Statements (in thousands, except per share amounts)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT
Summary Compensation Table
Equity Compensation Plan Information
Option Grants in Last Fiscal Year
Option Grants in 2005
2004 Year-End Options
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Eschelon Telecom, Inc. Consolidated Balance Sheets (In Thousands, Except Share and per Share Amounts)
Eschelon Telecom, Inc. Consolidated Statements of Operations (In Thousands, Except Share and per Share Amounts)
Eschelon Telecom, Inc. Consolidated Statements of Stockholders' Equity (Deficit) (In Thousands, Except Share Amounts)
Eschelon Telecom, Inc. Consolidated Statements of Cash Flows (In Thousands)
Eschelon Telecom, Inc. Notes to Consolidated Financial Statements Information as of March 31, 2005 and for the Three Months Ended March 31, 2004 and 2005 is Unaudited (In Thousands, Except Share and per Share Amounts)
Value Analysis—As of Grant Date
Condensed Consolidating Balance Sheets As of December 31, 2003
Condensed Consolidating Balance Sheets As of December 31, 2004
Condensed Consolidating Balance Sheets As of March 31, 2005
Condensed Consolidating Statements of Operations For the Year Ended December 31, 2002
Condensed Consolidating Statements of Operations For the Year Ended December 31, 2003
Condensed Consolidating Statements of Operations For the Year Ended December 31, 2004
Condensed Consolidating Statements of Operations For the Three Months Ended March 31, 2004
Condensed Consolidating Statements of Operations For the Three Months Ended March 31, 2005
Value Analysis—As of Grant Date
Report of Independent Registered Public Accounting Firm
Advanced TelCom, Inc. Consolidated Balance Sheet December 30, 2004 (Dollars In Thousands)
Advanced TelCom, Inc. Consolidated Statement of Operations Period from January 1, 2004 through December 30, 2004 (Dollars in Thousands, Except per Share Amounts)
Advanced TelCom, Inc. Consolidated Statement of Stockholders' Equity (Dollars in Thousands)
Advanced TelCom, Inc. Consolidated Statement of Cash Flows Period for January 1, 2004 through December 30, 2004 (Dollars In Thousands)
Advanced TelCom, Inc. Notes to Consolidated Financial Statements (Dollars in Thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Report of Independent Registered Public Accounting Firm
Eschelon Telecom, Inc. Schedule II—Valuation and Qualifying Accounts Years Ended December 31, 2002, 2003 and 2004 (Dollars in thousands)
SIGNATURES
Exhibit Index